Exhibit 99.1

EXECUTION VERSION

Dated 16 March 2018

INTERXION HOLDING N.V.

(as Borrower and Company)

ABN AMRO BANK N.V.

BANK OF AMERICA MERRILL LYNCH

INTERNATIONAL LIMITED

(as Arrangers)

and

ABN AMRO BANK N.V.

(as Agent)

UNSECURED SUBORDINATED

REVOLVING FACILITY AGREEMENT

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44.20.7710.1000

www.lw.com

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37.	CONFIDENTIALITY	113

38.	AMENDMENTS AND WAIVERS	118

39.	DISCLOSURE OF LENDER DETAILS BY AGENT	119

40.	COUNTERPARTS	120

41.	GOVERNING LAW	120

42.	ENFORCEMENT	120

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THIS AGREEMENT is dated 16 March 2018 and made between:

(1)	INTERXION HOLDING N.V., a public limited liability company (naamloze vennootschap), incorporated under the laws of The Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, The Netherlands and its address at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, registered with the Trade Register of the Chamber of Commerce under registration number 33301892 (the “Borrower” and the “Company”);

(2)	ABN AMRO BANK N.V. and BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED as mandated lead arrangers (each an “Arranger” and together, the “Arrangers”);

(3)	THE FINANCIAL INSTITUTIONS listed in Part 2 of Schedule 1 (The Parties) as lenders (the “Original Lenders”); and

(4)	ABN AMRO BANK N.V. as agent of the other Finance Parties (the “Agent”).

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Acceptable Bank” means:

(a)	each Lender;

(b)	a bank or financial institution which has a rating for its long-term unsecured and non-credit-enhanced debt obligations of A- or higher by Standard & Poor’s Rating Services or Fitch Ratings Ltd or A3 or higher by Moody’s Investor Services Limited or a comparable rating from an internationally recognised credit rating agency; or

(c)	any other bank or financial institution approved by the Agent.

“Accounting Principles” means:

(a)	in relation to the consolidated financial statements of the Company, IFRS and practices and financial reference periods used in the preparation of the Original Financial Statements; and

(b)	in relation to any other member of the Group, IFRS or generally accepted accounting principles and practices in its jurisdiction of incorporation used in the preparation of the Original Financial Statements.

“Adjusted EBITDA” has the meaning given to it in Clause 22.1 (Financial definitions).

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Affiliate Election Notice” means a notice substantially in the form set out in Schedule 17 (Form of Affiliate Election Notice).

“Ancillary Commencement Date” means, in relation to an Ancillary Facility, the date on which that Ancillary Facility is first made available, which date shall be a Business Day within the Availability Period.

“Ancillary Commitment” means, in relation to an Ancillary Lender and an Ancillary Facility, the maximum Base Currency Amount which that Ancillary Lender has agreed (whether or not subject to satisfaction of conditions precedent) to make available from time to time under an Ancillary Facility and which has been authorised as such under Clause 7 (Ancillary Facilities), to the extent that amount is not cancelled or reduced under this Agreement or the Ancillary Documents relating to that Ancillary Facility.

“Ancillary Document” means each document relating to or evidencing the terms of an Ancillary Facility.

“Ancillary Facility” means any ancillary facility made available by an Ancillary Lender in accordance with Clause 7 (Ancillary Facilities).

“Ancillary Facility Request” means a notice requesting the establishment of an Ancillary Facility substantially in the form set out in Schedule 16 (Form of Ancillary Facility Request).

“Ancillary Lender Affiliate Accession Undertaking” means an agreement substantially in the form set out in Schedule 6 (Form of Ancillary Lender Affiliate Accession Undertaking).

“Ancillary Lender” means each Lender (or Affiliate of a Lender) which makes available an Ancillary Facility in accordance with Clause 7 (Ancillary Facilities).

“Ancillary Outstandings” means, at any time, in relation to an Ancillary Lender and an Ancillary Facility then in force the aggregate of the equivalents (as calculated by that Ancillary Lender) in the Base Currency of the following amounts outstanding under that Ancillary Facility:

(a)	the principal amount under each overdraft facility and on demand short term loan facility;

(b)	the face amount of each guarantee under that Ancillary Facility; and

(c)	the amount fairly representing the aggregate exposure (excluding interest and similar charges) of that Ancillary Lender under each other type of accommodation provided under that Ancillary Facility, in each case net of any credit balances on any account of the Borrower with the Ancillary Lender making available that Ancillary Facility to the extent that such credit balances are freely available to be set-off by that Ancillary Lender against liabilities owed to it by the Borrower under that Ancillary Facility and as determined by such Ancillary Lender in accordance with the relevant Ancillary Document or normal banking practice.

“Annual Financial Statements” has the meaning given to that term in Clause 21 (Information Undertakings).

“Asset Sale Proceeds” has the meaning given to that term in Clause 9.3 (Asset Sale Proceeds, Insurance Proceeds and Financing Proceeds).

“Assignment Agreement” means an agreement substantially in the form set out in Schedule 5 (Form of Assignment Agreement) or any other form agreed between the relevant assignor and assignee.

“Audit Laws” means the EU Regulation (537/2014) on specific requirements regarding statutory audit of public interest entities and repealing Commission Decision 2005/909/EC and the EU Directive (2014/56/EU) amending Directive 2006/14/EC on statutory audits of annual accounts and consolidated accounts and any law or regulation which implements that EU Directive (2014/56/EU).

“Auditors” means a recognised accounting firm of international standing appointed by the Company and which shall include, for the avoidance of doubt, the auditors of the Group as at the date of this Agreement.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Availability Period” means the period from and including the date of this Agreement to and including the date falling one month prior to the Termination Date.

“Available Commitment” means a Lender’s Commitment minus (subject to Clause 7.8 (Affiliates of Lenders as Ancillary Lenders) and as set out below):

(a)	the Base Currency Amount of its participation in any outstanding Loans and the Base Currency Amount of the aggregate of its Ancillary Commitments; and

(b)	in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Loans that are due to be made on or before the proposed Utilisation Date and the Base Currency Amount of its Ancillary Commitment in relation to any new Ancillary Facility that is due to be made available on or before the proposed Utilisation Date.

For the purposes of calculating a Lender’s Available Commitment in relation to any proposed Utilisation, the following amounts shall not be deducted from a Lender’s Commitment:

(i)	that Lender’s participation in any Loans or part thereof that are due to be repaid or prepaid on or before the proposed Utilisation Date; and

(ii)	that Lender’s (or its Affiliate’s) Ancillary Commitments to the extent that they are due to be reduced or cancelled on or before the proposed Utilisation Date.

“Available Facility” means the aggregate for the time being of each Lender’s Available Commitment.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)	in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“Baker Capital” means Baker Capital Corp., Lamont Finance N.V., Chianna Investment N.V., Baker Communications Fund II, L.P., Baker Communications Fund (Cayman), L.P., and/or Baker Communications Fund II (Cayman), L.P..

“Base Currency” means Euro.

“Base Currency Amount” means:

(a)	in relation to a Loan, the amount specified in the Utilisation Request delivered by the Borrower for that Loan; and

(b)	in relation to an Ancillary Commitment, the amount specified as such in the Ancillary Facility Request delivered to the Agent by the Borrower pursuant to Clause 7.2 (Availability),

as adjusted to reflect any repayment or prepayment of a Loan, or (as the case may be) cancellation or reduction of an Ancillary Facility.

“Base Reference Bank Rate” means, the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Base Reference Bank(s):

(a)	(other than where paragraph (b) below applies) as the rate at which the relevant Base Reference Bank believes one prime bank is quoting to another prime bank for interbank term deposits in Euro within the Participating Member States for the Relevant Period; or

(b)	if different, as the rate (if any and applied to the relevant Base Reference Bank and the relevant period) which contributors to the applicable Screen Rate are asked to submit to the relevant administrator.

“Base Reference Banks” means the principal office in London of ABN AMRO Bank N.V. and/or such other banks as may be appointed by the Agent in consultation with the Company.

“Break Costs” means the amount (if any) by which:

(a)	the interest (excluding the Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)	the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London and Amsterdam and:

(a)	(in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or

(b)	(in relation to any date for payment or purchase of euro) any TARGET Day.

“Business Plan” means the document titled “Outlook 2018-2020 – Summary, Version with €225M Subordinated Loan” dated 6 March 2018.

“Cash” means, at any time, cash denominated in Euro or other currency freely transferrable into Euro (taking into account any applicable currency control regulations) in hand or at bank and (in the latter case) credited to an account in the name of an RCF Obligor with an Acceptable Bank and to which an RCF Obligor is alone (or together with other RCF Obligors) beneficially entitled and for so long as:

(a)	that cash is repayable on demand (or within 30 days of the relevant date of calculation);

(b)	repayment of that cash is not contingent on the prior discharge of any other indebtedness of any member of the Group or of any other person whatsoever or on the satisfaction of any other condition (other than giving notice);

(c)	there is no Security over that cash except for Transaction Security or to the extent constituted by any netting or set-off arrangement entered into with members of the Group or under standard account bank terms and conditions in each case permitted under the Finance Documents; and

(d)	the cash is freely and immediately (except as referred to in paragraph (a) of this definition) available to be applied in repayment or prepayment of the Facility.

“Cash Equivalents” has the meaning given to that term in Schedule 13 (New York Law Undertakings).

“Code” means the US Internal Revenue Code of 1986.

“Commitment” means:

(a)	in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Commitment” in Part 2 of Schedule 1 (The Parties) and the amount of any other Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase); and

(b)	in relation to any other Lender, the amount in the Base Currency of any Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase),

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Compliance Certificate” means a certificate substantially in the form set out in Schedule 8 (Form of Compliance Certificate).

“Confidential Information” means all information relating to the Group, the Finance Documents or the Facility in respect of which a Finance Party becomes aware in its capacity as or for the purpose of becoming a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(i)	information that:

(A)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 37 (Confidentiality); or

(B)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(C)	is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; and

(ii)	any Funding Rate or Reference Bank Quotation.

“Confidentiality Undertaking” means a confidentiality undertaking substantially in a recommended form of the LMA as set out in Schedule 9 (LMA Form of Confidentiality Undertaking) or in any other form agreed between the Company and the Agent.

“Creditor Representatives” has the meaning given to that term in Clause 19.2 (Default on the Senior Indebtedness).

“Default” means an Event of Default or any event or circumstance specified in Clause 24 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Defaulting Lender” means any Lender:

(a)	which has failed to make its participation in a Loan available or has notified the Agent that it will not make its participation in a Loan available by the Utilisation Date of that Loan in accordance with Clause 5.4 (Lenders’ participation);

(b)	which has otherwise rescinded or repudiated a Finance Document; or

(c)	with respect to which an Insolvency Event has occurred and is continuing,

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within three Business Days of its due date; or

(ii)	the Lender is disputing in good faith whether it is contractually obliged to make the payment in question.

“Disruption Event” means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

“Dormant Subsidiary” means those members of the Group identified in Schedule 12 (Dormant Subsidiaries) and a member of the Group which does not trade (for itself or as agent for any person) and does not own, legally or beneficially, assets (including, without limitation, indebtedness owed to it) which in aggregate have a value of EUR 50,000 or more (or its equivalent in any other currency).

“Dutch Civil Code” means the Dutch Civil Code (Burgerlijk Wetboek).

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein, Norway and any other country which may become a member of the European Economic Area or subject to Bail-In Legislation from time to time.

“Enforcement Action” means:

(a)	in relation to any Liabilities:

(i)	the acceleration of any Liabilities or the making of any declaration that any Liabilities are prematurely due and payable (other than as a result of it becoming unlawful for a Lender to perform its obligations under, or of any voluntary or mandatory prepayment arising under, the Finance Documents);

(ii)	the making of any declaration that any Liabilities are payable on demand;

(iii)	the making of a demand in relation to a Liability that is payable on demand;

(iv)	the making of any demand against a member of the Group in relation to any guarantee, indemnity or other assurance against loss in respect of any Liabilities which are due and payable but unpaid;

(v)	the exercise of any right to require any member of the Group to acquire any Liability (including exercising any put or call option against any member of the Group for the redemption or purchase of any Liability);

(vi)	the exercise of any right of set off, account combination or payment netting against any member of the Group in respect of any Liabilities which are due and payable but unpaid other than the exercise of any such right which is otherwise expressly permitted under the Existing Notes, Existing Senior Secured RCF and Existing SSRCF to the extent that the exercise of that right gives effect to a Payment that is not prohibited thereunder; and

(vii)	the suing for, commencing or joining of any legal or arbitration proceedings against any member of the Group to recover any Liabilities;

(b)	the entering into of any composition, compromise, assignment or arrangement with any member of the Group which owes any Liabilities, or has given any guarantee or indemnity or other assurance against loss in respect of the Liabilities (other than any action permitted under Clause 25 (Changes to the Lenders)); or

(c)	the petitioning, applying or voting for, or the taking of any steps (including the appointment of any liquidator, receiver, receiver and manager, examiner, administrator or similar officer) in relation to, the winding up, dissolution, administration or reorganisation of any member of the Group which owes any Liabilities under the Finance Documents, or has given any guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, or (as the case may be) any of such member of the Group’s assets or any suspension of payments or moratorium of any indebtedness of such member of the Group, or any analogous procedure or step in any jurisdiction, except that the following shall not constitute Enforcement Action:

(i)	the taking of any action falling within paragraph (a)(vii) above which is necessary (but only to the extent necessary) to preserve the validity, existence or priority of claims in respect of Liabilities, including the registration of such claims before any court or governmental authority and the bringing, supporting or joining of proceedings to prevent any loss of the right to bring, support or join proceedings by reason of applicable limitation periods;

(ii)	an Ancillary Lender bringing legal proceedings against any person solely for the purpose of:

(A)	obtaining injunctive relief (or any analogous remedy outside England and Wales) to restrain any actual or putative breach of any Finance Document to which it is party;

(B)	obtaining specific performance (other than specific performance of an obligation to make a payment) with no claim for damages; or

(C)	requesting judicial interpretation of any provision of any Finance Document to which it is party with no claim for damages; or

(iii)	bringing legal proceedings against any person in connection with any securities violation or common fraud.

“Enforcement Notice” has the meaning given to that term in Clause 19.3 (Effect of Payment Stop Notice or Senior Payment Default).

“Environment” means humans, animals, plants and all other living organisms including the ecological systems of which they form part and the following media:

(a)	air (including, without limitation, air within natural or man-made structures, whether above or below ground);

(b)	water (including, without limitation, territorial, coastal and inland waters, water under or within land and water in drains and sewers); and

(c)	land (including, without limitation, land under water).

“Environmental Claim” means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law.

“Environmental Law” means any applicable law or regulation which relates to:

(a)	the pollution or protection of the Environment;

(b)	the conditions of the workplace; or

(c)	the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment, including, without limitation, any waste.

“Environmental Permits” means any permit and other Authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by any member of the Group.

“EU Bail-In Legislation Schedule” means the document described as such and published by the LMA (or any successor person) from time to time.

“EURIBOR” means in relation to a Loan:

(a)	the applicable Screen Rate as of the Specified Time for euro and for a period equal in length to the Interest Period of that Loan; or

(b)	as otherwise determined pursuant to Clause 12.1 (Unavailability of Screen Rate),

and if, in either case, that rate is less than zero, EURIBOR will be deemed to be zero.

“Existing Notes” means the EUR 625,000,000 6.00 per cent senior secured notes due 2020 of the Company issued pursuant to the Indenture.

“Existing Senior Secured RCF” means the EUR 100,000,000 senior secured revolving facility agreement dated 9 March 2017 (as may be amended and/or restated, modified, supplemented or extended from time to time) between amongst others the Company and ABN AMRO Bank N.V. as agent.

“Existing SSRCF” means the EUR 100,000,000 senior multicurrency revolving facility agreement dated 17 June 2013 (as may be amended and/or restated, modified, supplemented or extended from time to time) between amongst others the Company and Barclays Bank PLC as agent.

“Extension Notice” means the extension notice in the form specified in Schedule 14 (Form of Extension Notice).

“Extended Termination Date” means 31 December 2019.

“Event of Default” means any event or circumstance specified as such in Clause 24 (Events of Default).

“Facility” means the revolving loan facility made available under this Agreement as described in Clause 2 (The Facility).

“Facility Office” means the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

“FATCA Application Date” means:

(a)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b)	in relation to a “withholdable payment” described in section 1473(1)(A)(ii) of the Code (which relates to “gross proceeds” from the disposition of property of a type that can produce interest from sources within the US), 1 January 2019; or

(c)	in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2019,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Fee Letter” means any letter or letters dated on or about the date of this Agreement between the Arrangers and the Company or the Agent and the Company setting out any of the fees referred to in Clause 13 (Fees), any letter between the Company and an Increase Lender referred to in paragraph (e) of Clause 2.2 (Increase) and any other letter designated a “Fee Letter” by the Agent and the Company.

“Finance Document” means this Agreement, any Ancillary Document, any Compliance Certificate, any Fee Letter, any Utilisation Request and any other document designated as a “Finance Document” by the Agent and the Company.

“Finance Lease” has the meaning given to that term in Clause 22.1 (Financial definitions).

“Finance Party” means the Agent, the Arrangers, a Lender or any Ancillary Lender.

“Financial Indebtedness” means any indebtedness for or in respect of:

(a)	moneys borrowed and debit balances at banks or other financial institutions;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of Finance Leases;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold or discounted on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement, sale and sale back or sale and leaseback agreement) required by Accounting Principles to be shown as a borrowing in the audited consolidated financial statements of the Company or having the commercial effect of a borrowing;

(g)	any Treasury Transaction (and, when calculating the value of any Treasury Transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close out of that Treasury Transaction, that amount) shall be taken into account);

(h)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of an entity which is not a member of the Group which liability would fall within one of the other paragraphs of this definition;

(i)	any amount raised by the issue of shares which are redeemable before the date falling 18 months after the date of this Agreement or are otherwise classified as borrowings under the Accounting Principles;

(j)	any amount of any liability under an advance or deferred purchase agreement if (i) one of the primary reasons behind the entry into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question or (ii) the agreement is in respect of the supply of assets or services and payment is due more than 180 days after the date of supply and is not entered into in the ordinary course of business; and

(k)	(without double counting) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above.

“Financial Quarter” has the meaning given to it in Clause 22.1 (Financial definitions).

“Financial Support Direction” means a financial support direction issued by the Pensions Regulator under section 43 of the Pensions Act 2004.

“Financial Year” has the meaning given to it in Clause 22.1 (Financial definitions).

“Financing Proceeds” has the meaning given to that term in Clause 9.3 (Asset Sale Proceeds, Insurance Proceeds and Financing Proceeds).

“Funding Rate” means any rate notified to the Agent by a Lender pursuant to paragraph (a)(ii) of Clause 12.4 (Cost of funds).

“Group” means the Company and each of its Subsidiaries from time to time.

“Group Structure Chart” means the group structure chart in the agreed form.

“Hedging Agreement” means any master agreement, confirmation, schedule or other agreement entered into or to be entered into by a Debtor (as defined in the Intercreditor Agreement) and a Hedge Counterparty for the purpose of hedging risks which, at the time that the master agreement, confirmation, schedule or other agreement (as the case may be) is entered into, is permitted pursuant to Clause 23.19 (Treasury Transactions) of this Agreement.

“Hedge Counterparty” means any entity which is or has become a party to the Intercreditor Agreement as a Hedge Counterparty in accordance with the provisions of the Intercreditor Agreement.

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“IFRS” means international accounting standards within the meaning of the IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Impaired Agent” means the Agent at any time when:

(a)	it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;

(b)	the Agent otherwise rescinds or repudiates a Finance Document;

(c)	(if the Agent is also a Lender) it is a Defaulting Lender under paragraph (a) or (b) of the definition of Defaulting Lender; or

(d)	an Insolvency Event has occurred and is continuing with respect to the Agent,

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within three Business Days of its due date; or

(ii)	the Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

“Increase Confirmation” means a confirmation substantially in the form set out in Schedule 11 (Form of Increase Confirmation).

“Increase Lender” has the meaning given to that term in Clause 2.2(a)(ii) (Increase).

“Indenture” has the meaning given to that term in Schedule 13 (New York Law Undertakings).

“Initial Termination Date” means 31 December 2018.

“Insolvency Event” in relation to an entity means that the entity:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)	institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;

(e)	has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:

(i)	results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or

(ii)	is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof;

(f)	has exercised in respect of it one or more of the stabilisation powers pursuant to Part 1 of the Banking Act 2009 and/or has instituted against it a bank insolvency proceeding pursuant to Part 2 of the Banking Act 2009 or a bank administration proceeding pursuant to Part 3 of the Banking Act 2009;

(g)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(h)	seeks or becomes subject to the appointment of an administrator, liquidator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets (other than, for so long as it is required by law or regulation not to be publicly disclosed, any such appointment which is to be made, or is made, by a person or entity described in paragraph (d) above);

(i)	has a secured creditor take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured creditor maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter;

(j)	causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (i) above; or

(k)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

“Insurance Proceeds” has the meaning given to that term in Clause 9.3 (Asset Sale Proceeds, Insurance Proceeds and Financing Proceeds).

“Intellectual Property” means:

(a)	any patents, trade marks, service marks, designs, business names, copyrights, database rights, design rights, domain names, moral rights, inventions, confidential information, knowhow and other intellectual property rights and interests (which may on or after the date of this Agreement subsist), whether registered or unregistered; and

(b)	the benefit of all applications and rights to use such assets of each member of the Group (which may on or after the date of this Agreement subsist).

“Intercreditor Agreement” means the intercreditor agreement dated 3 July 2013 (as amended on 17 December 2013 (as may be further amended and/or restated or supplemented from time to time)) and made between, amongst others, the Company, the Original Debtors as named therein, Barclays Bank PLC as security trustee and as amended and/or restated from time to time.

“Interest Period” means each period determined in accordance with Clause 11 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 10.3 (Default interest).

“Interpolated Screen Rate” means for any Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan,

each as of the Specified Time on the Quotation Day for the currency of that Loan.

“IPO” means the admission to trading of part of the share capital of the Company to the New York Stock Exchange on 28 January 2011.

“Issue Date” means 3 July 2013.

“Joint Venture” means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

“Legal Opinion” means any legal opinion delivered to the Agent under Clause 4.1 (Initial conditions precedent).

“Lender” means:

(a)	each Original Lender; and

(b)	any bank, financial institution, trust, fund or other entity which has become a Party as a Lender in accordance with Clause 2.2 (Increase) or Clause 25 (Changes to the Lenders),

which in each case has not ceased to be a Lender in accordance with the terms of this Agreement.

“Lender Accession Undertaking” means a document substantially in the form set out in Schedule 15 (Form of Lender Accession Undertaking).

“Liabilities” means all present and future liabilities and obligations at any time of the Company to any Finance Party under the Finance Documents, both actual and contingent and whether incurred solely or jointly or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(a)	any refinancing, novation, deferral or extension;

(d)	any claim for breach of representation, warranty or undertaking or on an event of default or under any indemnity given under or in connection with any document or agreement evidencing or constituting any other liability or obligation falling within this definition;

(e)	any claim for damages or restitution; and

(f)	any claim as a result of any recovery by the Company of a Payment on the grounds of preference or otherwise,

and any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

“LMA” means the Loan Market Association.

“Loan” means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

“Majority Lenders” means:

(a)	(for the purposes of paragraph (a) of Clause 38.1 (Required consents) in the context of a waiver in relation to a proposed Utilisation of the Facility of the condition in Clause 4.2 (Further conditions precedent)), a Lender or Lenders whose Commitments (and for this purpose the amount of any Lender’s Commitment shall not be reduced by the amount of its Ancillary Commitment) aggregate at least 50.1 per cent. of the Total Commitments; and

(b)	(in any other case), a Lender or Lenders whose Commitments (and for this purpose the amount of any Lender’s Commitment shall not be reduced by the amount of its Ancillary Commitment) aggregate at least 50.1 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated at least 50.1 per cent. of the Total Commitments immediately prior to the reduction).

“Mandatory Prepayment Account” means an interest-bearing account:

(i)	held in England and Wales or The Netherlands by the Borrower with the Agent (or other jurisdiction agreed by the Borrower and the Agent (acting reasonably));

(ii)	identified in a letter between the Borrower and the Agent as a Mandatory Prepayment Account; and

(iii)	from which no withdrawals may be made by any members of the Group except as contemplated by this Agreement,

(as the same may be redesignated, substituted or replaced from time to time).

“Margin” means:

(a)	to and including the Initial Termination Date:

Period	Margin (% per annum)
from and including the date of this Agreement to and including 30 June 2018	3.00
from and including 1 July 2018 to and including 30 September 2018	3.25
from and including 1 October 2018 to and including the Initial Termination Date	3.50

(b)	after but not including the Initial Termination Date, if the maturity is extended pursuant to and in accordance with Clause 8.2 (Extension of Facility):

(i)	if, on or prior to the Initial Termination Date, the Existing SSRCF and/or the Existing Senior Secured RCF have been extended and/or refinanced by one or more other instruments with an initial extended maturity date of no earlier than 31 December 2019 and in relation to an aggregate total commitment amount of not less than €200,000,000 (or its equivalent):

Period	Margin (% per annum)
from and including 1 January 2019 to and including 31 March 2019	3.75
from and including 1 April 2019 to and including the Extended Termination Date	4.00

The Company shall, as soon as reasonably practicable, notify the Agent of any such extension and/or refinancing contemplated by this paragraph.

(ii)	if the Existing SSRCF and/or the Existing Senior Secured RCF have not been extended and/or refinanced as contemplated by paragraph (b)(i) above:

Period	Margin (% per annum)
from and including 1 January 2019 to and including the Extended Termination Date	4.50

“Material Adverse Effect” means a material adverse effect on:

(a)	the business, operations, property or financial condition of the Group taken as a whole; or

(b)	the ability of the Company (taking into account resources and support available to it from other members of the Group (taken as a whole)) to perform its payment obligations under the Finance Documents or to comply with Clause 22 (Financial Covenant).

“Material Company” means, at any time:

(a)	the Company; or

(b)	a Subsidiary of the Company which has earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Adjusted EBITDA) representing five per cent. or more of Adjusted EBITDA or has net assets (calculated on an unconsolidated basis and excluding intra-group items and investments in Subsidiaries of any Member of the Group) representing five per cent. or more of the net assets, of the Group calculated on a consolidated basis.

Compliance with the conditions set out in paragraph (b) above shall be determined by reference to the most recent Compliance Certificate supplied by the Company and/or the latest audited financial statements of that Subsidiary (consolidated in the case of a Subsidiary which itself has Subsidiaries) and the latest audited consolidated financial statements of the Group. However, if a Subsidiary has been acquired since the date as at which the latest audited consolidated financial statements of the Group were prepared, the financial statements shall be deemed to be adjusted in order to take into account the acquisition of that Subsidiary (that adjustment being certified by the Company’s Auditors as representing an accurate reflection of the revised Adjusted EBITDA or net assets of the Group).

A report by the Auditors of the Company that a Subsidiary is or is not a Material Company shall, in the absence of manifest error, be conclusive and binding on all parties.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period. “Monthly” shall be construed accordingly.

“New Lender” has the meaning given to it in Clause 25.1 (Assignments and transfers by the Lenders).

“OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

“Original Financial Statements” means, in relation to the Company:

(a)	the audited consolidated financial statements for its financial year ended 31 December 2016; and

(b)	its unaudited consolidated management accounts for the period ended 30 September 2017.

“Participating Member State” means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Party” means a party to this Agreement.

“Payment” has the meaning given to that term in Clause 19.2 (Default on the Senior Indebtedness)

“Payment Stop Notice” has the meaning given to that term in Clause 19.2 (Default on the Senior Indebtedness).

“Pensions Regulator” means the body corporate called the Pensions Regulator established under Part I of the Pensions Act 2004.

“Permitted Debt” has the meaning given to that term in Schedule 13 (New York Law Undertakings).

“Permitted Holders” means:

(a)	Baker Capital;

(b)	any Affiliate (as defined in Schedule 13 (New York Law Undertakings)) or Related Person of any Permitted Holder; and/or

(c)	any successor (excluding, for the avoidance of doubt, any transferee or assignee) to any Permitted Holder or such Affiliate (as defined in Schedule 13 (New York Law Undertakings)) or Related Person.

“Permitted Refinancing Debt” has the meaning given to that term in Schedule 13 (New York Law Undertakings).

“Permitted Share Issue” means an issue of:

(a)	ordinary shares by the Company paid for in full in cash upon issue and which by their terms are not redeemable and where such issue does not lead to the occurrence of an event described under Clause 9.2 (Change of control or sale of assets); or

(b)	shares by a member of the Group which is a Subsidiary to its immediate Holding Company where.

“Permitted Transaction” means:

(a)	any disposal required, Financial Indebtedness incurred, guarantee, indemnity or Security or Quasi-Security given, or other transaction arising, under the Finance Documents, the Existing Notes, the Existing SSRCF and the Existing Senior Secured RCF;

(b)	the solvent liquidation or reorganisation of any member of the Group (including, without limitation, the transfer of assets of such member of the Group not otherwise prohibited under the Finance Documents) where all of the business and assets of that member of the Group remain within the Group and provided that no Default would arise from such liquidation or reorganisation; or

(c)	transactions (other than (i) any sale, lease, license, transfer or other disposal and (ii) the granting or creation of Security or the incurring or permitting to subsist of Financial Indebtedness) conducted in the ordinary course of trading on arm’s-length terms.

“Quarter Date” has the meaning given to it in Clause 22.1 (Financial definitions).

“Quasi-Security” means any transaction or arrangement in which a member of the Group agrees to:

(a)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by a member of the Group;

(b)	sell, transfer or otherwise dispose of any of receivables on recourse terms;

(c)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(d)	enter into any other preferential arrangement having a similar effect,

in each case where such arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

“Quotation Day” means, in relation to any period for which an interest rate is to be determined two TARGET Days (that are Business Days in London) before the first day of that period unless market practice differs in the Relevant Market, in which case the Quotation Day will be determined by the Agent in accordance with market practice in the Relevant Market (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days).

“RCF Obligor” mean an “Obligor” under and as defined in the Existing SSRCF or Existing Senior Secured RCF (as applicable).

“Reference Bank Quotation” means any quotation supplied to the Agent by a Base Reference Bank.

“Related Fund” in relation to a fund (the “first fund”), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

“Related Person” with respect to any Permitted Holder means:

(a)	any controlling equity-holder or majority (or more) owned Subsidiary of such Permitted Holder;

(b)	in the case of any individual, any spouse, family member or relative of such individual, any trust or partnership for the benefit of one or more of such individual and any such spouse, family member or relative, or the estate, executor, administrator, committee or beneficiaries of any thereof;

(c)	any trust, corporation, partnership or other Person for which one or more of the Permitted Holders and other Related Persons of any thereof constitute the beneficiaries, stockholders, partners or owners thereof, or persons beneficially holding in the aggregate a majority (or more) controlling interest therein; or

(d)	any investment fund or vehicle managed, sponsored or advised by such Permitted Holder or Fortis Intertrust (Curacao) B.V. on their behalf or any successor thereto or by any Affiliate of such Permitted Holder or Fortis Intertrust (Curacao) B.V. or on their behalf any such successor.

“Relevant Event of Default” has the meaning given to that term in Clause 19.6 (Permitted Enforcement).

“Relevant Jurisdiction” means the jurisdiction of incorporation of each member of the Group.

“Relevant Market” means the European interbank market.

“Repeating Representations” means each of the representations set out in Clauses 20.1 (Status) to 20.6 (Governing law and enforcement) (inclusive), Clause 20.10 (No default), paragraph (d) of Clause 20.11 (No misleading information), paragraph (d) of Clause 20.12 (Financial statements), Clause 20.13 (No proceedings pending or threatened), Clause 20.19 (Good title to assets), Clause 20.22 (Centre of main interests and establishments) and paragraph (a) of Clause 20.25 (Sanctions).

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“Restricted Group” means the Company and its Restricted Subsidiaries, from time to time.

“Restricted Party” means, at any time, any person that is:

(a)	the subject of any Sanctions;

(b)	located in, organised under the laws of, or resident in a country or territory that is the subject of country or territory-wide Sanctions;

(c)	any person specifically listed in any Sanctions List; or

(d)	any person controlled or owned by any such person referred to in (a) to (c) above.

“Restricted Subsidiary” has the meaning given to such term in Schedule 13 (New York Law Undertakings).

“Rollover Loan” means one or more Loans:

(a)	made or to be made on the same day that one or more maturing Loan(s) is or are due to be repaid;

(b)	the aggregate amount of which is equal to or less than the maturing Loan(s);

(c)	in the Base Currency; and

(d)	made or to be made to the Borrower for the purpose of refinancing the maturing Loan(s).

“Sanctions” means any trade, economic or financial sanctions laws, regulations, embargoes or restrictive measures imposed, administered, enacted or enforced by a Sanctions Authority.

“Sanctions Authority” means:

(a)	the US;

(b)	the Security Council of the United Nations;

(c)	the European Union;

(d)	the United Kingdom;

(e)	the member states of the European Union; or

(f)	the governments and official institutions or agencies of any of paragraphs (a) to (d) above, including without limitation, Her Majesty’s Treasury, OFAC and the US Department of State.

“Sanctions List” means the “Specially Designated Nationals and Blocked Person” list issued by OFAC, the “Consolidated List of Asset Freeze Targets” issued by Her Majesty’s Treasury, or any similar list issued or maintained and made public by any of the Sanctions Authorities as amended, supplemented or substituted from time to time.

“Screen Rate” means the euro interbank offered rate administered by European Money Markets Institute (or any other person which takes over the administration of that rate) for the relevant period displayed on page EURIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or, on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Company.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Trustee” means, at the date of this Agreement, Barclays Bank PLC.

“Senior Event of Default” has the meaning given to that term in Clause 19.2 (Default on the Senior Indebtedness).

“Senior Indebtedness” has the meaning given to that term in Schedule 13 (New York Law Undertakings).

“Senior Indebtedness Discharge Date” has the meaning given to that term in Clause 19.2 (Default on the Senior Indebtedness).

“Senior Payment Default” means:

(a)	a Default (as defined in the Existing SSRCF) under clause 24.1 (Non-payment) of the Existing SSRCF; or

(b)	a payment default relating to any other Senior Indebtedness (including, for the avoidance of doubt, the Existing Notes and Existing Senior Secured RCF) in relation to non-payment of (i) principal, interest or fees or (ii) otherwise in an amount exceeding EUR 100,000 (or its equivalent).

“Separate Loan” has the meaning given to that term in Clause 7.1 (Repayment of Loan).

“Specified Time” means a time determined in accordance with Schedule 10 (Timetables).

“Standstill Period” has the meaning given to that term in Clause 19.6 (Permitted Enforcement).

“Standstill Start Date” has the meaning given to that term in Clause 19.6 (Permitted Enforcement).

“Subsidiary” means:

(a)	in relation to any company or corporation incorporated in The Netherlands, a company or corporation which is a subsidiary of such company or corporation within the meaning of Article 24a of Book 2 of the Dutch Civil Code; and

(b)	in relation to any company or corporation not incorporated in The Netherlands, a company or corporation:

(i)	which is controlled, directly or indirectly, by the first mentioned company or corporation;

(ii)	more than half the issued share capital of which is beneficially owned, directly or indirectly by the first mentioned company or corporation; or

(iii)	which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body whether through the ownership of voting capital, by contract or otherwise.

“Super Majority Lenders” means a Lender or Lenders whose Commitments (and for this purpose the amount of any Lender’s Commitment shall not be reduced by the amount of its Ancillary Commitment) aggregate at least 90 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated at least 90 per cent. of the Total Commitments immediately prior to that reduction).

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007.

“TARGET Day” means any day on which TARGET2 is open for the settlement of payments in Euro.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure by the Company to pay or any delay by the Company in paying any of the same).

“Termination Date” means:

(a)	the Initial Termination Date; or

(b)	if extended pursuant to and in accordance with Clause 8.2 (Extension of Facility), the Extended Termination Date.

“Total Commitments” means the aggregate of the Commitments, being EUR 225,000,000 at the date of this Agreement.

“Transaction Security” means the Security created or expressed to be created pursuant to the Transaction Security Documents.

“Transaction Security Documents” has the meaning given to such term in each of the Existing SSRCF and the Existing Senior Secured RCF.

“Transfer Certificate” means a certificate substantially in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Agent and the Company.

“Transfer Date” means, in relation to a transfer or assignment, the later of:

(a)	the proposed Transfer Date specified in the Transfer Certificate or Assignment Agreement (as the case may be); and

(b)	the date on which the Agent executes the Transfer Certificate or Assignment Agreement (as the case may be).

“Treasury Transactions” means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price.

“Unpaid Sum” means any sum due and payable but unpaid by the Company under the Finance Documents.

“Unrestricted Subsidiary” has the meaning given to that term in Schedule 13 (New York Law Undertakings).

“Utilisation” means a utilisation of the Facility.

“Utilisation Date” means the date of a Utilisation, being the date on which the relevant Loan is to be made.

“Utilisation Request” means a notice substantially in the form set out in Schedule 3 (Utilisation Request).

“US” means the United States of America.

“US Tax Obligor” means the Company if:

(a)	it is resident for tax purposes in the US; or

(b)	some or all of its payments under the Finance Documents are from sources within the US for US federal income tax purposes.

“VAT” means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

“Write-down and Conversion Powers” means in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule.

1.2	Construction

(a)	Unless a contrary indication appears any reference in this Agreement to:

(i)	the “Agent”, any “Arranger”, any “Finance Party”, any “Lender”, any “Hedge Counterparty”, any “Party” or the “Security Trustee” shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, the rights and/or obligations under the Finance Documents (or in the case of the Security Trustee, any person for the time being appointed as Security Trustee or Security Trustees in accordance with the Intercreditor Agreement);

(ii)	a document in “agreed form” is a document which is previously agreed in writing by or on behalf of the Company and the Agent or, if not so agreed, is in the form specified by the Agent;

(iii)	“acting in concert” has the meaning given to that term in Clause 9.2 (Change of control or sale of assets);

(iv)	“assets” includes present and future properties, revenues and rights of every description;

(v)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended, replaced or restated;

(vi)	“guarantee” means any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(vii)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(viii)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(ix)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(x)	a provision of law is a reference to that provision as amended or re-enacted;

(xi)	words importing the plural shall include the singular and vice versa; and

(xii)	a time of day is a reference to Amsterdam time.

(b)	The determination of the extent to which a rate is “for a period equal in length” to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

(c)	Section, Clause and Schedule headings are for ease of reference only.

(d)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(e)	The Borrower providing “cash cover” for an Ancillary Facility means the Borrower paying an amount in the currency of that Ancillary Facility to an interest-bearing account in the name of the Borrower and the following conditions being met:

(i)	the account is with the Ancillary Lender in respect of that Ancillary Facility;

(ii)	until no amount is or may be outstanding under that Ancillary Facility, withdrawals from the account may only be made to pay the Ancillary Lender amounts due and payable to it under this Agreement in respect of that Ancillary Facility; and

(iii)	the Borrower has executed a security document over that account, in form and substance satisfactory to the Ancillary Lender with which that account is held, creating a first ranking security interest over that account.

(f)	A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been remedied or waived.

(g)	The Borrower “repaying” or “prepaying” Ancillary Outstandings means:

(i)	the Borrower providing cash cover in respect of those Ancillary Outstandings;

(ii)	the maximum amount payable under that Ancillary Facility being reduced in accordance with its terms; or

(iii)	the Ancillary Lender being satisfied that it has no further liability under that Ancillary Facility,

and the amount by which Ancillary Outstandings are repaid or prepaid under paragraphs (i) and (ii) above is the amount of the relevant cash cover or reduction.

(h)	An amount borrowed includes any amount utilised under an Ancillary Facility.

(i)	a “Finance Lease”, “finance lease” or a “capital lease” (or a “finance or capital lease”) shall include any such lease which would, in accordance with the Accounting Principles as applied at the date of this Agreement, be treated as a finance or capital lease but shall exclude any operating lease entered into at any time which is subsequently treated as a finance or capital lease as a result of any change to the treatment of such leases under the Accounting Principles which is implemented after the date of this Agreement.

(j)	Any reference in any Finance Document to “Bank of America Merrill Lynch International Limited” is a reference to its successor in title Bank of America Merrill Lynch International Designated Activity Company (including, without limitation, its branches) pursuant to and with effect from the merger between Bank of America Merrill Lynch International Limited and Bank of America Merrill Lynch International Designated Activity Company that takes effect in accordance with Chapter II, Title II of Directive (EU) 2017/1132 (which repeals and codifies the Cross-Border Mergers Directive (2005/56/EC)) as implemented in the United Kingdom and Ireland. Notwithstanding anything to the contrary in any Finance Document, a transfer of rights and obligations from Bank of America Merrill Lynch International Limited to Bank of America Merrill Lynch International Designated Activity Company pursuant to such merger shall be permitted.

1.3	Dutch Terms

In this Agreement, where it relates to a Dutch entity, a reference to:

(a)	a necessary action to authorise, where applicable, includes without limitation:

(i)	any action required to comply with the Dutch Works Council Act (Wet op de ondernemingsraden); and

(ii)	obtaining unconditional positive advice (advies) from each competent works council;

(b)	a winding-up, administration or dissolution includes a Dutch entity being:

(i)	declared bankrupt (failliet verklaard);

(ii)	dissolved (ontbonden);

(c)	a moratorium includes (voorlopige) surséance van betaling and granted a moratorium includes (voorlopige) surséance van betaling verleend;

(d)	a trustee in bankruptcy includes a curator;

(e)	an administrator includes a bewindvoerder;

(f)	a receiver or an administrative receiver does not include a curator or bewindvoerder; and

(g)	an attachment includes a conservatoir beslag or executoriaal beslag.

1.4	Currency Symbols and Definitions

“EUR”, “euro”, “€” and “Euro” means the single currency unit of the Participating Member States.

1.5	Third party rights

(a)	Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or enjoy the benefit of any term of this Agreement.

(b)	Subject to paragraph (c) of Clause 38.2 (Exceptions) but otherwise notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

1.6	Affiliates of Lenders

(a)	Each Lender may, if it so elects, fulfil all or part of its Commitment in respect of any loan by designating a branch or an Affiliate to provide that Commitment or part thereof as set out in paragraph (b) below, provided that:

(i)	the Lender shall remain solely responsible for the performance of its (and that branch or Affiliate’s) obligations under this Agreement;

(ii)	no such designation shall result in the Company being subject to increased obligations under this Agreement (whether pursuant to Clause 14 (Tax Gross-up and Indemnities), Clause 15 (Increased Costs) or otherwise) under the Finance Documents than it would have been under had such designation not occurred; and

(iii)	the branch or Affiliate shall comply with all form delivery and other requirements under this Agreement (and the relevant Lender shall procure that it does so).

(b)	A Lender may provide for a branch or an Affiliate to participate in certain Loans in the manner contemplated in paragraph (a) above by:

(iv)	giving notice to the Agent and the Company substantially in the form of Schedule 17 (Form of Affiliate Election Notice), detailing those Loans to the Borrower in which that branch or Affiliate may participate. The Agent is not obliged to accept an Affiliate Election Notice until it has completed all necessary “know your customer” requirements to its satisfaction. The Agent must notify the Lender if there are any such requirements; and

(v)	procuring that such branch or Affiliate delivers to the Agent a duly completed accession undertaking substantially in the form set out in Schedule 15 (Form of Lender Accession Undertaking).

(c)	If the Agent has accepted an Affiliate Election Notice, on each delivery of a Utilisation Request requesting a Loan be made to the Borrower in an Affiliate Election Notice, the Lender will promptly notify the Agent and the Company whether it will participate in the Loan itself or through a branch or Affiliate. If no notification is given by the Lender, the Agent shall be entitled to assume that the Lender will participate in the Loan itself. For the avoidance of doubt, in the event that a branch or an Affiliate participates in a Loan in accordance with this Clause, that Lender and its branch or Affiliate (as applicable) will be treated as a single Lender having a commitment under this Agreement, including without limitation for the purposes of compliance with this Clause and for the purpose of voting in connection with any Finance Document.

2.	THE FACILITY

2.1	The Facility

(a)	Subject to the terms of this Agreement, the Lenders make available to the Borrower a revolving loan facility in an aggregate Base Currency Amount which is equal to the Total Commitments.

(b)	Subject to the terms of this Agreement and the Ancillary Documents, an Ancillary Lender may make available to the Borrower an Ancillary Facility in place of all or part of its Commitment under the Facility.

2.2	Increase

(a)	The Company may by giving prior notice to the Agent by no later than the date falling 20 Business Days after the effective date of a cancellation of:

(i)	the Available Commitments of a Defaulting Lender in accordance with Clause 9.10 (Right of cancellation in relation to a Defaulting Lender); or

(ii)	the Commitments of a Lender in accordance with Clause 9.1 (Illegality),

request that the Total Commitments be increased (and the Total Commitments under the Facility shall be so increased) in an aggregate amount in the Base Currency of up to the amount of the Available Commitments or Commitments so cancelled as follows:

(A)	the increased Commitments will be assumed by one or more Lenders or other banks, financial institutions, trusts, funds or other entities (each an “Increase Lender”) selected by the Company (each of which shall not be a member of the Group and which is further acceptable to the Agent (acting reasonably)) and each of which confirms, at that time, its willingness to assume and does assume all the obligations of a Lender corresponding to that part of the increased Commitments which it is to assume, as if it had been an Original Lender, provided that for the avoidance of doubt no Lender shall have any obligation under this paragraph (A) to make such a confirmation;

(B)	the Company and any Increase Lender shall assume obligations towards one another and/or acquire rights against one another as the Company and the Increase Lender would have assumed and/or acquired had the Increase Lender been an Original Lender;

(C)	each Increase Lender shall become a Party as a “Lender” and any Increase Lender and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as that Increase Lender and those Finance Parties would have assumed and/or acquired had the Increase Lender been an Original Lender;

(D)	the Commitments of the other Lenders shall continue in full force and effect; and

(E)	any increase in the Total Commitments shall take effect on the date specified by the Company in the notice referred to above or any later date on which the conditions set out in paragraph (b) below are satisfied.

(b)	An increase in the Total Commitments will only be effective on:

(i)	the execution by the Agent of an Increase Confirmation from the relevant Increase Lender; and

(ii)	in relation to an Increase Lender which is not a Lender immediately prior to the relevant increase the performance by the Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the assumption of the increased Commitments by that Increase Lender, the completion of which the Agent shall promptly notify to the Company, and the Increase Lender.

(c)	Each Increase Lender, by executing the Increase Confirmation, confirms (for the avoidance of doubt) that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the increase becomes effective.

(d)	Unless the Agent otherwise agrees, the Company shall, on the date upon which the increase takes effect, pay to the Agent (for its own account) a fee of EUR 3,000 and the Company shall promptly on demand pay the Agent the amount of all costs and expenses (including legal fees) reasonably incurred in connection with any increase in Commitments under this Clause 2.2.

(e)	The Company may pay to the Increase Lender a fee in the amount and at the times agreed between the Company and the Increase Lender in a Fee Letter.

(f)	Clause 25.5 (Limitation of responsibility of Existing Lenders) shall apply mutatis mutandis in this Clause 2.2 in relation to an Increase Lender as if references in that Clause to:

(i)	an “Existing Lender” were references to all the Lenders immediately prior to the relevant increase;

(ii)	the “New Lender” were references to that “Increase Lender”; and

(iii)	a “re-transfer” and “re-assignment” were references to, respectively, a “transfer” and an “assignment”.

2.3	Finance Parties’ rights and obligations

(a)	The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)

The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from the Company is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of a Loan or any other amount owed by the Company which relates to a Finance Party’s participation in a Facility or its role under a Finance Document (including any such amount payable to the Agent on its behalf) is a debt owing to that Finance Party by the Company.

(c)	A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.

3.	PURPOSE

3.1	Purpose

The Borrower shall apply all amounts borrowed by it under the Facility towards the general corporate and working capital purposes of the Restricted Group including capital expenditure, acquisitions and investments which are not prohibited by this Agreement, but excluding refinancing any other Financial Indebtedness and the prepayment, repayment, redemption or purchase of, or payments of interest in respect of, any other Financial Indebtedness (other than, in each case, to the extent incurred or arising intra-Restricted Group).

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

(a)	The Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in relation to any Loan if on or before the Utilisation Date for that Utilisation the Agent has received or is satisfied that it will have received all of the documents and other evidence listed Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Agent acting on behalf of all Lenders or receipt of such documents and evidence has been waived by the Majority Lenders. The Agent shall notify the Company and the Lenders promptly upon being so satisfied.

(b)	Other than to the extent that the Majority Lenders notify the Agent in writing to the contrary before the Agent gives the notification in paragraph (a) above, the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

4.2	Further conditions precedent

Subject to Clause 4.1 (Initial conditions precedent), the Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in relation to a Loan if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)	in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan;

(b)	in the case of any other Loan, no Default is continuing or would result from the proposed Loan; and

(c)	the Repeating Representations to be made by the Company are true in all material respects.

4.3	Maximum number of Loans

(a)	The Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation more than ten (10) Loans would be outstanding.

(b)	Any Separate Loans shall not be taken into account in this Clause 4.3.

5.	UTILISATION – LOANS

5.1	Delivery of a Utilisation Request

The Borrower may utilise the Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2	Completion of a Utilisation Request

(a)	Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	the proposed Utilisation Date is a Business Day within the Availability Period;

(ii)	the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount);

(iii)	the proposed Interest Period complies with Clause 11 (Interest Periods); and

(b)	Only one Loan may be requested in each Utilisation Request.

5.3	Currency and amount

(a)	The currency specified in a Utilisation Request must be the Base Currency.

(b)	The amount of the proposed Loan must be:

(i)	an amount which is not more than the Available Facility; and

(ii)	a minimum of EUR 1,000,000 or, if less, the Available Facility.

5.4	Lenders’ participation

(a)	If the conditions set out in this Agreement have been met and subject to Clause 8 (Repayment and Extension), each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b)	The amount of each Lender’s participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

5.5	Cancellation of Commitment

The Commitments which, at that time, are unutilised shall be immediately cancelled in full at the end of the Availability Period.

6.	[RESERVED]

7.	ANCILLARY FACILITIES

7.1	Type of Facility

An Ancillary Facility may be made available by way of:

(a)	an overdraft facility;

(b)	a guarantee, bonding, documentary or stand-by letter of credit facility;

(c)	a short term loan facility;

(d)	a derivatives facility;

(e)	a foreign exchange facility; or

(f)	any other facility or accommodation required in connection with the business of the Group and which is agreed by the Borrower with an Ancillary Lender.

7.2	Availability

(a)	If the Borrower and a Lender agree and except as otherwise provided in this Agreement, the Lender may provide an Ancillary Facility on a bilateral basis in place of part of that Lender’s unutilised Commitment (which shall (except for the purpose of determining the Majority Lenders) be reduced by the amount of the Ancillary Commitment under that Ancillary Facility).

(b)	An Ancillary Facility shall not be made available unless, not later than ten (10) Business Days prior to the Ancillary Commencement Date for an Ancillary Facility (or such later date as the Agent may agree), the Agent has received from the Borrower:

(i)	an Ancillary Facility Request specifying:

(A)	the proposed Ancillary Commencement Date and expiry date of the Ancillary Facility;

(B)	the proposed type of Ancillary Facility to be provided;

(C)	the proposed Ancillary Lender; and

(D)	the proposed Ancillary Commitment, the maximum amount of the Ancillary Facility and, if the Ancillary Facility is an overdraft facility comprising more than one account, its maximum gross amount (that amount being the “Designated Gross Amount”) and its maximum net amount (that amount being the “Designated Net Amount”);

(ii)	a copy of the proposed Ancillary Document; and

(iii)	any other information which the Agent may reasonably request in connection with the Ancillary Facility.

The Agent shall promptly notify the Borrower, the Ancillary Lender and the other Lenders of the establishment of an Ancillary Facility.

No amendment or waiver of a term of any Ancillary Facility shall require the consent of any Finance Party other than the relevant Ancillary Lender unless such amendment or waiver itself relates to or gives rise to a matter which would require an amendment of or under this Agreement (including, for the avoidance of doubt, under this Clause). In such a case, the provisions of this Agreement with regard to amendments and waivers will apply.

(c)	Subject to compliance with paragraph (b) above:

(i)	the Lender concerned will become an Ancillary Lender; and

(ii)	the Ancillary Facility will be available,

with effect from the date agreed by the Borrower and the Ancillary Lender (such date to be promptly notified by the Borrower to the Agent).

7.3	Terms of Ancillary Facilities

(a)	Except as provided below, the terms of any Ancillary Facility will be those agreed by the Ancillary Lender and the Borrower.

(b)	However, those terms:

(i)	must be based upon normal commercial terms at that time (except as varied by this Agreement);

(ii)	may allow only the Borrower to use the Ancillary Facility;

(iii)	may not allow the Ancillary Outstandings to exceed the Ancillary Commitment;

(iv)	may not allow the Ancillary Commitment of a Lender to exceed the Available Commitment of that Lender; and

(v)	must require that the Ancillary Commitment is reduced to zero, and that all Ancillary Outstandings are repaid (or cash cover provided in respect of all the Ancillary Outstandings) not later than the Termination Date (or such earlier date as the Commitment of the relevant Ancillary Lender is reduced to zero).

(c)	If there is any inconsistency between any term of an Ancillary Facility and any term of this Agreement, this Agreement shall prevail except for (i) Clause 34.3 (Day count convention) which shall not prevail for the purposes of calculating fees, interest or commission relating to an Ancillary Facility, (ii) an Ancillary Facility comprising more than one account where the terms of the Ancillary Documents shall prevail to the extent required to permit the netting of balances on those accounts, and (iii) where the relevant term of this Agreement would be contrary to, or inconsistent with, the law governing the relevant Ancillary Document, in which case that term of this Agreement shall not prevail.

(d)	Interest, commission and fees on Ancillary Facilities are dealt with in Clause 13.4 (Interest, commission and fees on Ancillary Facilities).

7.4	Repayment of Ancillary Facility

(a)	An Ancillary Facility shall cease to be available on the Termination Date or such earlier date on which its expiry date occurs or on which it is cancelled in accordance with the terms of this Agreement.

(b)	If an Ancillary Facility expires in accordance with its terms the Ancillary Commitment of the Ancillary Lender shall be reduced to zero (and its Available Commitment shall be increased accordingly).

(c)	No Ancillary Lender may demand repayment or prepayment of any amounts made available, or demand cash cover for any liabilities incurred, by it under its Ancillary Facility (except where the Ancillary Facility is provided on a net limit basis to the extent required to bring any gross outstandings down to the net limit) unless:

(i)	the Total Commitments have been cancelled in full, or all outstanding Loans have become due and payable in accordance with the terms of this Agreement, or the Agent has declared all outstanding Loans immediately due and payable, or the expiry date of the Ancillary Facility occurs; or

(ii)	it becomes unlawful in any applicable jurisdiction for the Ancillary Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in its Ancillary Facility; or

(iii)	the Ancillary Outstandings (if any) under that Ancillary Facility can be refinanced by a Loan and the Ancillary Lender gives sufficient notice to enable a Loan to be made to refinance those Ancillary Outstandings.

(d)	For the purposes of determining whether or not the Ancillary Outstandings under an Ancillary Facility mentioned in paragraph (c)(iii) above can be refinanced by a Loan:

(i)	the Available Commitment of the Ancillary Lender will be increased by the amount of its Ancillary Commitment; and

(ii)	the Loan may (so long as paragraph (c)(i) above does not apply) be made irrespective of whether a Default is outstanding or any other applicable condition precedent is not satisfied (but only to the extent that the proceeds are applied in refinancing those Ancillary Outstandings) and irrespective of whether Clause 4.3 (Maximum number of Loans) or paragraph (a)(iii) of Clause 5.2 (Completion of a Utilisation Request) applies.

(e)	On the making of a Loan to refinance Ancillary Outstandings:

(i)	each Lender will participate in that Loan in an amount (as determined by the Agent) which will result as nearly as possible in the aggregate amount of its participation in Loans then outstanding bearing the same proportion to the aggregate amount of the Loans then outstanding as its Commitment bears to the Total Commitments; and

(ii)	the relevant Ancillary Facility shall be cancelled.

(f)	In relation to an Ancillary Facility which comprises an overdraft facility where a Designated Net Amount has been established, the Ancillary Lender providing that Ancillary Facility shall only be obliged to take into account for the purposes of calculating compliance with the Designated Net Amount those credit balances which it is permitted to take into account by the then current law and regulations in relation to its reporting of exposures to applicable regulatory authorities as netted for capital adequacy purposes.

7.5	Ancillary Outstandings

The Borrower and each Ancillary Lender agrees with and for the benefit of each Lender that:

(a)	the Ancillary Outstandings under any Ancillary Facility provided by that Ancillary Lender shall not exceed the Ancillary Commitment applicable to that Ancillary Facility and where the Ancillary Facility is an overdraft facility comprising more than one account, Ancillary Outstandings under that Ancillary Facility shall not exceed the Designated Net Amount in respect of that Ancillary Facility; and

(b)	where all or part of the Ancillary Facility is an overdraft facility comprising more than one account, the Ancillary Outstandings (calculated on the basis that the words in brackets in paragraph (a) of the definition of that term were deleted) shall not exceed the Designated Gross Amount applicable to that Ancillary Facility.

7.6	Adjustment for Ancillary Facilities upon acceleration

In this Clause 7.6:

“Outstandings” means, in relation to a Lender, the aggregate of the equivalent in the Base Currency of (i) its participation in each Loan then outstanding (together with the aggregate amount of all accrued interest, fees and commission owed to it as a Lender under the Facility), and (ii) if the Lender is also an Ancillary Lender, the Ancillary Outstandings in respect of Ancillary Facilities provided by that Ancillary Lender (together with the aggregate amount of all accrued interest, fees and commission owed to it as an Ancillary Lender in respect of the Ancillary Facility).

“Total Outstandings” means the aggregate of all Outstandings.

(a)	If a notice is served under Clause 24.16 (Acceleration) (other than a notice declaring Loans to be due on demand), each Lender and each Ancillary Lender shall promptly adjust by corresponding transfers (to the extent necessary) their claims in respect of amounts outstanding to them under the Facility and each Ancillary Facility to ensure that after such transfers the Outstandings of each Lender bear the same proportion to the Total Outstandings as such Lender’s Commitment bears to the Total Commitments, each as at the date the notice is served under Clause 24.16 (Acceleration).

(b)	If an amount outstanding under an Ancillary Facility is a contingent liability and that contingent liability becomes an actual liability or is reduced to zero after the original adjustment is made under paragraph (a) above, then each Lender and each Ancillary Lender will make a further adjustment by corresponding transfers (to the extent necessary) to put themselves in the position they would have been in had the original adjustment been determined by reference to the actual liability or, as the case may be, zero liability and not the contingent liability.

(c)	Any transfer of rights and obligations relating to Outstandings made pursuant to this Clause 7.6 shall be made for a purchase price in cash, payable at the time of transfer, in an amount equal to those Outstandings (less any accrued interest, fees and commission to which the transferor will remain entitled to receive notwithstanding that transfer, pursuant to Clause 25.10 (Pro rata interest settlement)).

(d)	Prior to the application of the provisions of paragraph (a) of this Clause 7.6, an Ancillary Lender that has provided an overdraft comprising more than one account under an Ancillary Facility shall set-off any liabilities owing to it under such overdraft facility against credit balances on any account comprised in such overdraft facility.

(e)	All calculations to be made pursuant to this Clause 7.6 shall be made by the Agent based upon information provided to it by the Lenders and Ancillary Lenders.

7.7	Information

The Borrower and each Ancillary Lender shall, promptly upon request by the Agent, supply the Agent with any information relating to the operation of an Ancillary Facility (including the Ancillary Outstandings) as the Agent may reasonably request from time to time. The Borrower consents to all such information being released to the Agent and the other Finance Parties.

7.8	Affiliates of Lenders as Ancillary Lenders

(a)	Subject to the terms of this Agreement, an Affiliate of a Lender may become an Ancillary Lender. In such case, the Lender and its Affiliate shall be treated as a single Lender whose Commitment is the amount set out opposite the relevant Lender’s name in Part 2 of Schedule 1 (The Parties) and/or the amount of any Commitment transferred to or assumed by that Lender under this Agreement, to the extent (in each case) not cancelled, reduced or transferred by it under this Agreement. For the purposes of calculating the Lender’s Available Commitment with respect to the Facility, the Lender’s Commitment shall be reduced to the extent of the aggregate of the Ancillary Commitments of its Affiliates.

(b)	The Company shall specify any relevant Affiliate of a Lender in any notice delivered by the Company to the Agent pursuant to paragraph (b)(i) of Clause 7.2 (Availability).

(c)	An Affiliate of a Lender which becomes an Ancillary Lender shall accede to this Agreement by delivery to the Agent of a duly completed Ancillary Lender Affiliate Accession Undertaking.

(d)	If a Lender assigns all of its rights and benefits or transfers all of its rights and obligations to a New Lender (as defined in Clause 25 (Changes to the Lenders)), its Affiliate shall cease to have any obligations under this Agreement or any Ancillary Document.

(e)	Where this Agreement or any other Finance Document imposes an obligation on an Ancillary Lender and the relevant Ancillary Lender is an Affiliate of a Lender which is not a party to that document, the relevant Lender shall ensure that the obligation is performed by its Affiliate.

7.9	Commitment Amounts

Notwithstanding any other term of this Agreement each Lender shall ensure that at all times its Commitment is not less than:

(a)	its Ancillary Commitment; or

(b)	the Ancillary Commitment of its Affiliate.

8.	REPAYMENT AND EXTENSION

8.1	Repayment of Loans

(a)	Subject to Clause 8.2 (Extension of Facility), the Borrower shall repay each Loan on the last day of its Interest Period.

(b)	(i) Without prejudice to the Borrower’s obligation under paragraph (a) above, if one or more Loans are to be made available to the Borrower:

(A)	on the same day that a maturing Loan is due to be repaid by the Borrower;

(B)	in the Base Currency;

(C)	in whole or in part for the purpose of refinancing a maturing Loan; and

(ii)	the proportion borne by each Lender’s participation in the maturing Loan to the amount of the Loan is the same as the proportion borne by that Lender’s participation in the new Loans to the aggregate amount of those new Loans, the aggregate amount of the new Loans shall, unless the Borrower notifies the Agent to the contrary in the relevant Utilisation Request, be treated as if applied in or towards repayment of the maturing Loan or Loans so that:

(A)	if the amount of the maturing Loan(s) exceeds the aggregate amount of the new Loans:

(I)	the Borrower will only be required to pay an amount in cash in the Base Currency equal to that excess; and

(II)	each Lender’s participation (if any) in the new Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender’s participation (if any) in the maturing Loan(s) and that Lender will not be required to make its participation in the new Loans available in cash; and

(B)	if the amount of the maturing Loan(s) is equal to or less than the aggregate amount of the new Loans:

(I)	the Borrower will not be required to make any payment in cash; and

(II)	each Lender will be required to make its participation in the new Loans available in cash only to the extent that its participation (if any) in the new Loans exceeds that Lender’s participation (if any) in the maturing Loan(s) and the remainder of that Lender’s participation in the new Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender’s participation in the maturing Loan(s).

(c)	At any time when a Lender becomes a Defaulting Lender, the maturity date of each of the participations of that Lender in the Loans then outstanding will be automatically extended to the Termination Date and will be treated as separate Loans (the “Separate Loan”) denominated in the currency in which the relevant participations are outstanding.

(d)	The Borrower to whom a Separate Loan is outstanding may prepay that Loan by giving ten (10) Business Days’ prior notice to the Agent. The Agent will forward a copy of a prepayment notice received in accordance with this paragraph (d) to the Defaulting Lender concerned as soon as practicable on receipt.

(e)	Interest in respect of a Separate Loan will accrue for successive Interest Periods selected by the Borrower by the time and date specified by the Agent (acting reasonably) and will be payable by the Borrower to the Defaulting Lender on the last day of each Interest Period of that Loan.

(f)	The terms of this Agreement relating to Loans generally shall continue to apply to Separate Loans other than to the extent inconsistent with paragraphs (II) to (e) above, in which case those paragraphs shall prevail in respect of any Separate Loan.

8.2	Extension of Facility

If:

(a)	the Facility has not already been cancelled and repaid or prepaid in full; and

(b)	no Default is continuing or would result from the extension of the Facility,

then the Borrower may, by delivering an Extension Notice to the Agent not more than thirty (30) days but at least five (5) Business Days prior to the Initial Termination Date, elect on a one-time only basis to extend the term of the Facility to a date falling on or prior to the Extended Termination Date.

9.	ILLEGALITY, PREPAYMENT AND CANCELLATION

9.1	Illegality

If, at any time, it is or will become unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan:

(a)	that Lender shall promptly notify the Agent upon becoming aware of that event;

(b)	upon the Agent notifying the Borrower, the Commitment of that Lender will be immediately cancelled; and

(c)	the Borrower shall repay that Lender’s participation in the Loans on the last day of the Interest Period for each Loan occurring after the Agent has notified the Company or, if earlier, the date specified by the Lender in the notice delivered to the Agent.

9.2	Change of control or sale of assets

If:

(a)	there is a sale of all or substantially all of the assets of the Group whether in a single transaction or a series of related transactions; or

(b)	any person or group of persons acting in concert other than one or more Permitted Holders gains control of the Company,

then:

(i)	the Company shall immediately notify the Agent upon any such event occurring and the Agent shall notify the Lenders;

(ii)	a Lender shall not be obliged to fund a Loan;

(iii)	if within 30 days of the Company notifying the Agent (pursuant to paragraph (i) above), a Lender notifies the Agent that it wishes to cancel its Commitment as a result of that event, such Lender’s Commitments will be immediately cancelled and its participation in all outstanding Loans shall, together with the accrued and unpaid interest and all other amounts accrued and outstanding under the Finance Documents (including any fees and Break Costs (if any) owing to it), become due and payable within 10 Business Days of the date on which the relevant Lender notifies the Agent, unless the Company replaces such Lender within such 10 Business Day period by requiring such Lender to (and, to the extent permitted by law and subject to paragraph (c) below, such Lender shall) transfer all (and not part only) of its rights and obligations under this Agreement to a Lender or other bank or financial institution (a “Lender Replacement”) selected by the Company, which is acceptable (in the case of any transfer of the Total Commitments) to the Lender Replacement and which confirms its willingness to assume and does assume all the obligations of the transferring Lender for a purchase price in cash payable at the time of transfer in an amount equal to the outstanding principal amount of such Lender’s participation in the outstanding Loans and all accrued interest.

(c)	The Lender shall only be obliged to transfer its rights and obligations pursuant to clause (b)(iii) above once (i) it is satisfied that it has complied with all necessary “know your customer” and other similar checks under all applicable laws and regulations in relation to that transfer and (ii) it has received confirmation from the Agent that the Agent has complied with all necessary “know your customer” and other similar checks under all applicable laws and regulations in relation to that transfer. For the avoidance of doubt, if such Lender or the Agent is not able to satisfy itself that it has complied with all such “know your customer” or other similar checks in respect of a proposed transfer, the Lender’s Commitments will be cancelled and its participation in the Loans will become due and payable in accordance with paragraph (b) above.

(d)	For the purposes of this Clause 9.2:

“acting in concert” shall have the meaning attributed to that term in the City Code.

“City Code” means the City Code on Takeovers and Mergers of England and Wales.

“control” means (whether by way of ownership of shares, proxy, contract, agency or otherwise):

(i)	having the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the Company;

(ii)	having the power to give directions with respect to the operating and financial policies of the Company with which the directors or other equivalent officers of the Company are obliged to comply; or

(iii)	holding, directly or indirectly, more than 50 per cent. of the issued share capital or voting rights in respect of the share capital of the Company.

9.3	Asset Sale Proceeds, Insurance Proceeds and Financing Proceeds

(a)	For the purposes of this Clause 9.3, Clause 9.4 (Application of Mandatory Prepayments and Cancellations), Clause 9.5 (Mandatory Prepayment Accounts) and Clause 9.14 (Existing Secured Debt):

“Asset Sale Proceeds” means the Net Proceeds from any Disposal made by any member of the Restricted Group except for Excluded Asset Sale Proceeds.

“Disposal” means any Asset Sale (as defined in Schedule 13 (New York Law Undertakings)) provided that the transaction described at paragraph (xiii) of the definition of Asset Sale shall be treated as an Asset Sale for the purposes of this Clause only.

“Excluded Asset Sale Proceeds” means:

(i)	any Asset Sale Proceeds that are, or are intended to be, applied in accordance with and within the time periods specified in paragraph 4.2 of Section 4 (Limitation on Asset Sales) of Schedule 13 (New York Law Undertakings); and

(ii)	any Asset Sale Proceeds from a sale and leaseback transaction provided that such proceeds do not exceed EUR 5,000,000 (or its equivalent in any other currency or currencies).

“Excluded Insurance Proceeds” means any proceeds of an insurance claim which the Company notifies the Agent are, or are to be, applied:

(i)	to meet a third party claim;

(ii)	to cover operating losses in respect of which the relevant insurance claim was made;

(iii)	to the replacement, reinstatement and/or repair of the assets or otherwise in amelioration of the loss in respect of which the relevant insurance claim was made as soon as reasonably practicable and, in any event, within 12 months of receipt of such proceeds (or such longer period as the Majority Lenders may agree (acting reasonably)) after receipt; and

(iv)	do not fall within paragraph (i), (ii) or (iii) above and when aggregated with any other proceeds of any insurance claim relating to property received by a member of the Restricted Group within the same Financial Year, are less than EUR 1,000,000 (or its equivalent in other currencies).

“Financing Proceeds” means the Net Proceeds of:

(i)

any direct or indirect public offering or private placement after the date of this Agreement of any debt or equity securities issued by any member of the Restricted Group including, without limitation, any Additional Notes (as defined in Schedule 13 (New York Law Undertakings)) but excluding the contribution, issue or sale of Capital Stock (as defined in Schedule 13 (New York Law Undertakings) directly or indirectly to a Permitted Holder or to management of the Restricted Group or pursuant to an employee incentive plan or issuance of Capital Stock to any member of the Restricted Group or in connection with any acquisitions by a member of the Restricted Group permitted under this Agreement; and

(ii)	any Financial Indebtedness incurred after the date of this Agreement under any credit facility provided by any bank or financial institution to any member of the Restricted Group other than any such Financial Indebtedness that:

(A)	constitutes Permitted Debt, save for Permitted Debt under any of:

(1)	(save as provided under paragraph (B) below) paragraph 1.2(b);

(2)	paragraph 1.2(c) (other than Note Guarantees given pursuant to the terms of the Indenture);

(3)	paragraph 1.2(l) to the extent that:

(aa)	such Permitted Refinancing Debt is in the form of debt securities described at paragraph (i) above; or

(bb)	any of the proceeds of such Permitted Refinancing Debt are applied toward refunding, replacing or refinancing any Financial Indebtedness incurred pursuant to, or described in: (x) paragraph 1.1 but only where the Financial Indebtedness refunded, replaced or refinanced had a final maturity date of 12 months or more; (y) paragraph 1.2(c); or (z) paragraph 1.2(u); and

(4)	paragraph 1.2(u),

in each case of Section 1 (Limitation on debt) of Schedule 13 (New York Law Undertakings);

(B)	is incurred under the Existing SSRCF or Existing Senior Secured RCF;

(C)	is incurred under this Agreement; or

(D)	is incurred in connection with any acquisition permitted under this Agreement (other than, for the avoidance of doubt, Financial Indebtedness in the form of debt securities described at paragraph (i) above).

“Insurance Proceeds” means the Net Proceeds of any insurance claim received by any member of the Restricted Group for loss or damage to property (excluding any business interruption element, directors and officers liability insurance, any third party liability insurance or any amount applied in meeting a third party claim for business disruption) except for Excluded Insurance Proceeds.

“Net Proceeds” means, with respect to any financing transaction, Asset Sale or insurance claim, the proceeds received in Cash by any member of the Restricted Group from that financing transaction, Asset Sale or insurance claim net of:

(i)	brokerage commissions and other fees and expenses (including, without limitation, fees, costs and expenses of legal counsel, accountants, investment banks and other consultants) reasonably incurred by any member of the Restricted Group to a Person that is not a member of the Restricted Group in connection with that transaction or claim;

(ii)	provisions for all taxes paid or payable, or required to be accrued as a liability under IFRS as a result of such transaction or claim (as reasonably determined by that member of the Restricted Group, on the basis of existing rates and taking account of any available credit, deduction or allowance);

(iii)	(with respect to an Asset Sale) all distributions and other payments required to be made to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to an Asset Sale;

(iv)	(with respect to an Asset Sale or Insurance Claim) appropriate amounts required to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve in accordance with IFRS against any liabilities associated with such Asset Sale or Insurance Claim and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale or Insurance Claim, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale or Insurance Claim, all as reflected in an Officers’ Certificate (as defined in Schedule 13 (New York Law Undertakings)) delivered to the Agent;

(v)	(with respect to an Asset Sale) amounts to be repaid to the disposing entities in respect of intra-Group Financial Indebtedness;

(vi)	(with respect to an Asset Sale) any costs of closure, relocation costs, reorganisation or restructuring costs directly related to the Asset Sale or in preparing the applicable asset for disposal; and

(vii)	(with respect to an Asset Sale) third party debt secured on the assets disposed of that is to be repaid out of those proceeds.

(b)	Subject to Clause 9.11 (Restrictions), the Borrower shall prepay Loans and cancel Available Commitments in amounts equal to the following amounts at the times and in the order of application contemplated by Clause 9.4 (Application of Mandatory Prepayments and Cancellations):

(i)	the amount of Asset Sale Proceeds;

(ii)	the amount of Insurance Proceeds; and

(iii)	the amount of Financing Proceeds.

9.4	Application of Mandatory Prepayments and Cancellations

(a)	A prepayment of Loans or cancellation of Available Commitments made under Clause 9.3 (Asset Sale Proceeds, Insurance Proceeds and Financing Proceeds) shall be applied in the following order:

(i)	first, in prepayment of Loans as contemplated in paragraphs (b) to (e) inclusive below; and

(ii)	then, immediately thereafter, in cancellation of Available Commitments under the Facility (and the Available Commitments of the Lenders under the Facility will be cancelled rateably).

(b)	The Borrower shall prepay Loans within one Business Day of receipt of any Financing Proceeds that are not subject to any escrow release arrangements (provided that the Borrower shall use its reasonable endeavours to procure that they are applied on the date of receipt).

(c)	Unless the Borrower makes an election under paragraph (d) below, the Borrower shall prepay Loans within three Business Days of receipt of Asset Sale Proceeds or Insurance Proceeds.

(d)	Subject to paragraph (e) below, the Borrower may elect that any prepayment under paragraphs (i) or (ii) of Clause 9.3(b) (Asset Sale Proceeds, Insurance Proceeds and Financing Proceeds) be applied in prepayment of a Loan on the last day of the Interest Period relating to that Loan. If the Borrower makes that election then a proportion of the Loan equal to the amount of the relevant prepayment will be due and payable on the last day of its Interest Period.

(e)	If the Borrower has made an election under paragraph (d) above but a Default has occurred and is continuing, that election shall no longer apply and a proportion of the Loan in respect of which the election was made equal to the amount of the relevant prepayment shall be immediately due and payable (unless the Majority Lenders otherwise agree in writing).

9.5	Mandatory Prepayment Accounts

(a)	The Borrower shall ensure that Asset Sale Proceeds and Insurance Proceeds in respect of which the Borrower has made an election under Clause 9.4(d) (Application of Mandatory Prepayments and Cancellations) are paid into a Mandatory Prepayment Account as soon as reasonably practicable after receipt by a member of the Group.

(b)	The Borrower irrevocably authorises the Agent to apply amounts credited to the Mandatory Prepayment Account to pay amounts due and payable under Clause 9.4 (Application of Mandatory Prepayments and Cancellations) and otherwise under the Finance Documents.

(c)	Where the Agent holds a Mandatory Prepayment Account (or appoints another entity to hold such an account on its behalf) it acknowledges and agrees that the Borrower shall be entitled to receive any interest accruing on the amount credited to that account provided that such interest is positive (with such interest being paid in accordance with the mandate relating to such account) unless a Default is continuing.

9.6	Voluntary cancellation

The Borrower may, if it gives the Agent not less than three Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of EUR 5,000,000) of the Available Facility. Any cancellation under this Clause 9.6 shall reduce the Commitments of the Lenders rateably.

9.7	Voluntary prepayment

The Borrower may, if it gives the Agent not less than three Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Loan (but if in part, being an amount that reduces the amount of the Loan by a minimum amount of EUR 1,000,000).

9.8	Right of cancellation and repayment in relation to a single Lender

(a)	If:

(i)	any sum payable to any Lender by the Company is required to be increased under paragraph (c) of Clause 14.2 (Tax Gross-up); or

(ii)	any Lender claims indemnification from the Company under Clause 14.3 (Tax Indemnity) or Clause 15.1 (Increased Costs),

the Company may, whilst the circumstance giving rise to the requirement for that increase or indemnification continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender’s participation in the Loans.

(b)	On receipt of a notice referred to in paragraph (a) above in relation to a Lender, the Commitment of that Lender shall immediately be reduced to zero.

(c)	On the last day of each Interest Period which ends after the Company has given notice under paragraph (a) above in relation to a Lender (or, if earlier, the date specified by the Company in that notice), the Company shall repay that Lender’s participation in that Loan together with all interest and other amounts accrued under the Finance Documents.

9.9	Replacement of a Lender

(a)	If at any time:

(i)	the Company becomes obliged to repay any amount in accordance with Clause 9.1 (Illegality) or to pay additional amounts pursuant to Clause 14.2 (Tax Gross-up) or Clause 15.1 (Increased Costs) to any Lender in excess of amounts payable to the other Lenders generally;

(ii)	any Lender becomes a Non-Consenting Lender (as defined in paragraph (c) below); or

(iii)	any Lender has become and continues to be a Defaulting Lender,

then the Company may, on not less than ten Business Days’ prior written notice to the Agent and such Lender or its Affiliate:

(A)	replace such Lender or its Affiliate by requiring such Lender or its Affiliate (in its capacity as a Lender and/or Hedge Counterparty) to (and such Lender shall or shall procure that its Affiliate shall) transfer pursuant to Clause 25 (Changes to the Lenders):

(I)	all (and not part only) of its rights and obligations under this Agreement (“Loan Participation”); and

(II)	(if the Lender or its Affiliate is a Hedge Counterparty) all of its rights and obligations under any Hedging Agreement (“Hedge Participation”); or

(B)	(if the Lender is a Defaulting Lender) require such Lender to (and such Lender shall) transfer pursuant to Clause 25 (Changes to the Lenders) all (and not part only) of the undrawn Commitment of the Lender; or

(C)	(if the Lender is a Defaulting Lender) require such Lender to (and such Lender shall) transfer pursuant to Clause 25 (Changes to the Lenders) all (and not part only) of its rights and obligations in respect of the Facility, in each case, to a Lender or other bank, financial institution, trust, fund or other entity (a “Replacement Lender”) nominated by the Company, and which (unless the Agent is an Impaired Agent) is acceptable to the Agent (acting reasonably), which confirms its willingness to assume and does assume all the Loan Participations and Hedge Participations of the transferring Lender and/or its Affiliate (including the assumption of the transferring Lender’s participations or unfunded participations (as the case may be) on the same basis as the transferring Lender). The Loan Participation shall be transferred for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Lender’s participation in the outstanding Loans and all accrued interest, fees, Break Costs and other amounts payable in relation thereto under the Finance Documents. The Hedge Participation shall be transferred for a purchase price (which may be negative) based upon the Section 6(e) methodology in the relevant Hedging Agreement with the Company as the sole “Affected Party”; or

(D)

(I)	Subject to Sub-clause (D)(2) of this Clause, prepay and cancel all (but not part only) of such Non-Consenting Lender’s participation in the Facility and pay to that Non-Consenting Lender all interest, fees, costs and other amounts due to the Non-Consenting Lender under or in connection with the Finance Documents.

(II)	If the Non-Consenting Lender is a Hedge Counterparty the Hedge Participations of that Non-Consenting Lender shall at the same time as the cancellation referred to in Sub-clause (D)(I) of this Clause be transferred to a Replacement Lender nominated by the Company, and which (unless the Agent is an Impaired Agent) is acceptable to the Agent (acting reasonably), and which confirms its willingness to assume and does assume all the Hedge Participations of the relevant Non-Consenting Lender.

(b)	The replacement or prepayment and cancellation of a Lender pursuant to this Clause 9.9 shall be subject to the following conditions:

(i)	the Company shall have no right to replace the Agent;

(ii)	neither the Agent nor the Lender shall have any obligation to the Company to find a Replacement Lender;

(iii)	in the event of a replacement or prepayment and cancellation of a Non-Consenting Lender (as defined in paragraph (c) below) such replacement or prepayment and cancellation must take place no later than 180 days after the date the Non-Consenting Lender notifies the Company and the Agent of its failure or refusal to agree to any consent, waiver or amendment to the Finance Documents requested by the Company;

(iv)	in the event of a replacement of a Defaulting Lender, such replacement must take place no later than 20 Business Days after the notice referred to in paragraph (a) above; and

(v)	in no event shall the Lender replaced or prepaid and cancelled under this paragraph (b) be required to pay or surrender to such Replacement Lender (or any other Party) any of the fees received by such Lender pursuant to the Finance Documents.

(c)	In the event that:

(i)	the Company or the Agent (at the request of the Company) has requested the Lenders to consent to a waiver or amendment of any provisions of the Finance Documents;

(ii)	the waiver or amendment in question requires the consent of all the Lenders; and

(iii)	provided that the Lenders whose Commitments (and for this purpose the amount of any Lender’s Commitments shall not be reduced by the amount of its Ancillary Commitments) aggregate 50.1 per cent. of the Total Commitments (or if the Total Commitments have been reduced to zero, aggregated at least 50.1 per cent. of the Total Commitments immediately prior to that reduction) have consented to such waiver or amendment, then any Lender who does not and continues not to agree to such waiver or amendment shall be deemed a “Non-Consenting Lender”.

(d) (i)	For so long as a Defaulting Lender has any Available Commitment, in ascertaining the Majority Lenders or Super Majority Lenders or whether any given percentage (including, for the avoidance of doubt, unanimity) of the Total Commitments has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents, that Defaulting Lender’s Commitments will be reduced by the amount of its Available Commitments.

(ii)	For the purposes of this Clause 9.9, the Agent may assume that the following Lenders are Defaulting Lenders:

(A)	any Lender which has notified the Agent that it has become a Defaulting Lender;

(B)	any Lender in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b) or (c) of the definition of “Defaulting Lender” has occurred,

unless it has received notice to the contrary from the Lender concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Lender has ceased to be a Defaulting Lender.

9.10	Right of cancellation in relation to a Defaulting Lender

(a)	If any Lender becomes a Defaulting Lender, the Company may, at any time whilst the Lender continues to be a Defaulting Lender, give the Agent ten Business Days’ notice of cancellation of each Available Commitment of that Lender.

(b)	On the notice referred to in paragraph (a) above becoming effective, each Available Commitment of the Defaulting Lender shall immediately be reduced to zero.

(c)	The Agent shall as soon as practicable after receipt of a notice referred to in paragraph (a) above, notify all the Lenders.

9.11	Restrictions

(a)	No cancellation, prepayment or repayment of the Facility shall be required under Clauses 9.3 (Asset Sale Proceeds, Insurance Proceeds and Financing Proceeds) to 9.5 (Mandatory Prepayment Accounts) (inclusive) or Section 4 (Limitation on Asset Sales) of Schedule 13 (New York Law Undertakings) while any Senior Indebtedness is outstanding and any cancellation, prepayment or repayment of an amount pursuant to Clauses 9.3 (Asset Sale Proceeds, Insurance Proceeds and Financing Proceeds) to 9.5 (Mandatory Prepayment Accounts) (inclusive) and Section 4 (Limitation on Asset Sales) of Schedule 13 (New York Law Undertakings) shall only be required to be so applied (notwithstanding any provisions of this Agreement or any other Finance Document to the contrary) if and to the extent that such cancellation, prepayment or repayment and such application is not prohibited under the terms of the Senior Indebtedness and such amount is not, or is not required to be, applied in cancellation, prepayment or repayment of any Senior Indebtedness.

(b)	Any notice of cancellation and/or prepayment given by any Party under this Clause 9 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment provided that (i) a notice of cancellation under Clause 9.6 (Voluntary cancellation) and/or a notice of prepayment under Clause 9.7 (Voluntary prepayment) may be conditional and (ii) may be revoked by the Company by giving notice to the Agent at least one Business Day prior to the specified date of prepayment and/or cancellation, provided, further, that the Company shall within 5 Business Days’ of written notice from the Agent pay any Lender in respect, and in the amount, of such Lenders’ Break Costs as specified in such notice should such voluntary cancellation and/or prepayment not occur on the date specified in the notice of cancellation and/or prepayment.

(c)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

(d)	Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid pursuant to Clause 9.7 (Voluntary prepayment) may be reborrowed in accordance with the terms of this Agreement.

(e)	The Borrower shall not repay or prepay all or any part of a Loan or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(f)	Subject to Clause 2.2 (Increase), no amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(g)	If the Agent receives a notice under this Clause 9 it shall promptly forward a copy of that notice to either the Company or the affected Lender, as appropriate.

9.12	Application of prepayments

Any prepayment of a Loan (other than a prepayment pursuant to Clause 9.1 (Illegality) or Clause 9.8 (Right of cancellation and repayment in relation to a single Lender)) shall be applied pro rata to each Lender’s participation in that Loan.

9.13	Trapped Cash

If:

(a)	monies are required to be applied in prepayment or repayment of the Facility under this Clause 9 (other than Clause 9.1 (Illegality), Clause 9.2 (Change of control or sale of assets) or Clause 9.3(b)(iii) (Asset Sale proceeds, Insurance proceeds and Financing Proceeds)) but in order to be so applied need to be upstreamed or otherwise transferred from one member of the Group to another member of the Group to effect such payment; and

(b)	such monies cannot be so upstreamed or transferred without a material risk of breaching a financial assistance prohibition or some other legal restriction (including, without limitation, capital maintenance and/or corporate benefit restrictions on upstreaming cash intra-Group and the fiduciary and statutory duties of the directors of any member of the Group) or without the Group incurring a material cost (whether as a result of paying additional Taxes or otherwise), there will be no obligation to make such payment or prepayment, or to place such sums in a Mandatory Prepayment Account, until such impediment no longer applies provided that, at all times the Company will (and will procure the relevant member of the Group will):

(i)	use reasonable endeavours to avoid or overcome such impediment as soon as possible; and

(ii)	use other available cash in the Group which is not affected by such impediment to prepay an equivalent amount, to the extent that to do so would not be prejudicial in a material respect to the financial liquidity of the Group or give rise to any of the issues referred to in sub-paragraphs (a) and (b) above.

For the purposes of this Clause 9.13 only, “material cost” is defined as 5% or more of the amount of such prepayment at that time and “material risk” means circumstances in which reputable counsel of the Group has advised that such prepayment (or the making of such proceeds available to another member of the Group) will present a material risk of liability for the entity concerned, or its directors or officers.

9.14	Existing Secured Debt

If the Existing Notes, the Existing Senior Secured RCF and the Existing SSRCF are fully refinanced prior to the Termination Date and the aggregate Net Proceeds thereof (free of any escrow arrangement) are greater than €825,000,000 (or its equivalent), the Company shall promptly notify the Agent upon the occurrence of such event, whereupon (a) the Facility will be cancelled and all outstanding Utilisations and Ancillary Outstandings, together with accrued interest, and all other amounts accrued under the Finance Documents, shall become due and payable three Business Days’ after such notification; and (b) with immediate effect, a Lender shall be under no obligation to fund a Loan pursuant to any Utilisation Request.

10.	INTEREST

10.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)	Margin; and

(b)	EURIBOR.

10.2	Payment of interest

The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than three Months, on the dates falling at three-Monthly intervals after the first day of the Interest Period).

10.3	Default interest

(a)	If the Company fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is 100 basis points higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 10.3 shall be immediately payable by the Company on demand by the Agent. For the purposes of calculating the rate of interest applicable under this Clause on any amount that is overdue on or following the Termination Date, the applicable Margin shall be the Margin that would have been applicable to that overdue amount had it constituted a Loan on the Termination Date.

(b)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)	the rate of interest applying to the overdue amount during that first Interest Period shall be 100 basis points higher than the rate which would have applied if the overdue amount had not become due.

(c)	Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

10.4	Notification of rates of interest

(a)	The Agent shall promptly notify the Lenders and the Borrower of the determination of a rate of interest under this Agreement.

(b)	The Agent shall promptly notify the Borrower of each Funding Rate relating to a Loan.

11.	INTEREST PERIODS

11.1	Selection of Interest Periods

(a)	The Borrower may select an Interest Period for a Loan in the Utilisation Request for that Loan.

(b)	Subject to this Clause 11, the Borrower may select an Interest Period for a Loan of one, two, three or six Months or any other period agreed between the Borrower and the Agent (acting on the instructions of all the Lenders).

(c)	An Interest Period for a Loan shall not extend beyond the Termination Date.

(d)	Each Interest Period for a Loan shall start on the Utilisation Date.

(e)	A Loan has one Interest Period only.

11.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

12.	CHANGES TO THE CALCULATION OF INTEREST

12.1	Unavailability of Screen Rate

(a)	Interpolated Screen Rate: If no Screen Rate is available for EURIBOR for the Interest Period of a Loan, the applicable EURIBOR shall be the Interpolated Screen Rate for a period equal in length to the Interest Period of that Loan.

(b)	Base Reference Bank Rate: If no Screen Rate is available for EURIBOR for:

(i)	the currency of a Loan; or

(ii)	the Interest Period of a Loan and it is not possible to calculate the Interpolated Screen Rate,

the applicable EURIBOR shall be the Base Reference Bank Rate as of the Specified Time for the currency of that Loan and for a period equal in length to the Interest Period of that Loan.

(c)	Cost of funds: If paragraph (b) above applies but no Base Reference Bank Rate is available for the relevant currency or Interest Period there shall be no EURIBOR for that Loan and Clause 12.4 (Cost of funds) shall apply to that Loan for that Interest Period.

12.2	Calculation of Base Reference Bank Rate

(a)	Subject to paragraph (b) below, if EURIBOR is to be determined on the basis of a Base Reference Bank Rate but a Base Reference Bank does not supply a quotation by the Specified Time, the Base Reference Bank Rate shall be calculated on the basis of the quotations of the remaining Base Reference Banks.

(b)	If at or about noon on the Quotation Day none or only one of the Base Reference Banks supplies a quotation, there shall be no Base Reference Bank Rate for the relevant Interest Period.

12.3	Market disruption

If before close of business in London on the Quotation Day for the relevant Interest Period the Agent receives notifications from not less than two Lenders (whose participations in a Loan exceed thirty-five per cent. (35%) of that Loan) that the cost to it of funding its participation in that Loan from whatever source it may reasonably select would be in excess of EURIBOR then Clause 12.4 (Cost of funds) shall apply to that Loan for the relevant Interest Period.

12.4	Cost of funds

(a)	If this Clause 12.4 applies, the rate of interest on each Lender’s share of the relevant Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

(ii)	the rate notified to the Agent by that Lender as soon as practicable and in any event by close of business on the date falling one (1) Business Day after the Quotation Day (or, if earlier, on the date falling one (1) Business Day before the date on which interest is due to be paid in respect of that Interest Period), to be that which expresses as a percentage rate per annum the cost to the relevant Lender of funding its participation in that Loan from whatever source it may reasonably select.

(b)	If this Clause 12.4 applies and the Agent or the Company so requires, the Agent and the Company shall enter into negotiations (for a period of not more than thirty (30) days) with a view to agreeing a substitute basis for determining the rate of interest.

(c)	Any alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Company, be binding on all Parties.

(d)	If this Clause 12.4 applies pursuant to Clause 12.3 (Market disruption), and

(i)	a Lender’s Funding Rate is less than EURIBOR; or

(ii)	a Lender does not supply a quotation by the time specified in paragraph (a)(ii) above,

the cost to that Lender of funding its participation in that Loan for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be EURIBOR.

12.5	Notification to Company

If Clause 12.4 (Cost of funds) applies the Agent shall, as soon as is practicable, notify the Company.

12.6	Break Costs

(a)	The Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)	Each Lender shall, together with its demand, provide a certificate to the Agent confirming the amount and basis of calculation of its Break Costs for any Interest Period in which they accrue.

13.	FEES

13.1	Commitment Fee

(a)	The Company shall pay (or procure the payment) to the Agent (for the account of each Lender) a fee in the Base Currency computed at the rate of forty per cent. (40%) of the applicable Margin on that Lender’s Available Commitment for the Availability Period.

(b)	The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the Availability Period, on the last day of the Availability Period and on the cancelled amount of the relevant Lender’s Commitment at the time the cancellation is effective.

13.2	Upfront Fee

The Company shall pay (or procure the payment of) an upfront fee in the amount and at the times agreed in a Fee Letter.

13.3	Agency Fee

The Company shall pay (or procure the payment of) to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

13.4	Interest, commission and fees on Ancillary Facilities

The rate and time of payment of interest, commission, fees and any other remuneration in respect of each Ancillary Facility shall be determined by agreement between the relevant Ancillary Lender and the Borrower of that Ancillary Facility based upon normal market rates and terms.

14.	TAX GROSS-UP AND INDEMNITIES

14.1	Definitions

In this Agreement:

“Protected Party” means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

“Tax Credit” means a credit against, relief or remission for, or repayment of any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

“Tax Payment” means either the increase in a payment made by the Company to a Finance Party under Clause 14.2 (Tax gross-up) or a payment under Clause 14.3 (Tax indemnity).

14.2	Tax gross-up

(a)	The Company shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)	The Company shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender it shall notify the Company.

(c)	If a Tax Deduction is required by law to be made by the Company, the amount of the payment due from the Company shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)	If the Company is required to make a Tax Deduction, the Company shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e)	Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Company making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment a valid original certificate of deduction of Tax or if unavailable such other evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

14.3	Tax indemnity

(a)	Except as provided in (b) below, the Company shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines (in its absolute discretion) has been or will be (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(A)	under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B)	under the law of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party;

(ii)	to the extent a loss, liability or cost:

(A)	is compensated for by an increased payment under Clause 14.2 (Tax gross-up); or

(B)	relates to a FATCA Deduction required to be made by a Party; or

(iii)	that arises as a result of any Finance Party having a substantial interest (aanmerkelijk belang) as defined in the Netherlands Income Tax Act 2001 (Wet Inkomstenbelasting 2001) in the Company.

(c)	A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Company.

(d)	A Protected Party shall, on receiving a payment from the Company under this Clause 14.3, notify the Agent.

14.4	Tax Credit

If the Company makes a Tax Payment and the relevant Finance Party determines (in its absolute discretion) that:

(a)	a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

(b)	that Finance Party has obtained and utilised that Tax Credit on an affiliated group basis,

the Finance Party shall pay an amount to the Company which that Finance Party determines (in its absolute discretion) will leave it (after that payment) in the same after-Tax position as it would have been in had the Company not been required to make the Tax Payment.

14.5	Stamp taxes

The Company shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, stamp duty reserve, documentary, registration and other similar Taxes payable in respect of any Finance Document.

14.6	Value added tax

(a)	All amounts set out, or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for a supply for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account to the relevant tax authority for the VAT, that Party shall pay to such Finance Party (in addition to and at the same time as paying the consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such Party).

(b)	If VAT is or becomes chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document,

and any Party other than the Recipient (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i)	(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)	(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)	Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(d)	Any reference in this Clause 14.6 to any Party shall, at any time when such Party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated as making the supply, or (as appropriate) receiving the supply, under grouping rules as provided for in Article 11 of the Council Directive 2006/112/EC (or as implemented by a member state of the European Union).

(e)	In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party’s VAT registration and such other information as is reasonably requested in connection with such Finance Party’s VAT reporting requirements in relation to such supply.

14.7	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party; and

(ii)	supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(iii)	supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime.

(b)	If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Paragraph (a) above shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)	If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(e)	If the Company is a US Tax Obligor, or where the Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, each Lender shall, within ten Business Days of:

(i)	where the Company is a US Tax Obligor and the relevant Lender is an Original Lender, the date of this Agreement;

(ii)	where the Company is a US Tax Obligor on a Transfer Date or date on which an increase in Commitments takes effect pursuant to Clause 2.2 (Increase) and the relevant Lender is a New Lender, the relevant Transfer Date or date on which an increase in Commitments takes effect pursuant to Clause 2.2 (Increase); or

(iii)	where the Company is not a US Tax Obligor, the date of a request from the Agent,

supply to the Agent:

(A)	a withholding certificate on Form W-8 or Form W-9 (or any successor form) (as applicable); or

(B)	any withholding statement and other documentation, authorisations and waivers as the Agent may require to certify or establish the status of such Lender under FATCA or that other law or regulation.

(f)	The Agent shall provide any withholding certificate, withholding statement, documentation, authorisations and waivers it receives from a Lender pursuant to this paragraph (e) to the Company.

(g)	If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Agent by a Lender pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, that Lender shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the Agent unless it is unlawful for the Lender to do so (in which case the Lender shall promptly notify the Agent). The Agent shall provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the Company.

(h)	The Agent may rely on any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) or (g) above without further verification. The Agent shall not be liable for any action taken by it under or in connection with paragraph (e), (f) or (g) above.

14.8	FATCA Deduction

(a)	Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)	Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Company and the Agent and the Agent shall notify the other Finance Parties.

15.	INCREASED COSTS

15.1	Increased costs

(a)	Subject to Clause 15.3 (Exceptions) the Company shall, within three Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; or

(ii)	compliance with any law or regulation made after the date of this Agreement (including, for the avoidance of doubt, any law or regulation in relation to the implementation or application of, or compliance with, Basel III or to the extent that it relates to Basel III, CRD IV or any law or regulation that implements or applies Basel III or CRD IV to the extent that it relates to Basel III to the extent enacted after the date of this Agreement).

(b)	In this Agreement:

“Increased Costs” means:

(i)	a reduction in the rate of return from the Facility or on a Finance Party’s (or its Affiliate’s) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or an Ancillary Commitment or funding or performing its obligations under any Finance Document.

“Basel III” means:

(i)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated; and

(ii)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.

“CRD IV” means:

(i)	Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms; and

(ii)	Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC.

15.2	Increased cost claims

(a)	A Finance Party intending to make a claim pursuant to Clause 15.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Company.

(b)	Each Finance Party shall, together with its demand, provide a certificate to the Agent confirming the amount and basis of calculations of its Increased Costs.

15.3	Exceptions

(a)	Clause 15.1 (Increased costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by the Company;

(ii)	attributable to a FATCA Deduction required to be made by a Party;

(iii)	compensated for by Clause 14.3 (Tax indemnity) (or would have been compensated for under Clause 14.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 14.3 (Tax indemnity) applied);

(iv)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation or the gross negligence of any of them; or

(v)	attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a

Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (but excluding any amendment arising out of Basel III) (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates) (but excluding for the avoidance of doubt, any amendment arising out of Basel III and/or CRD IV (in each case, unless a Finance Party was or reasonably should have been aware of such Increased Cost on the date on which it became a Finance Party under this Agreement)).

(b)	In this Clause 15.3, a reference to a “Tax Deduction” has the same meaning given to the term in Clause 14.1 (Definitions).

16.	OTHER INDEMNITIES

16.1	Currency indemnity

(a)	If any sum due from the Company under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against the Company;

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

the Company shall as an independent obligation, within three Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	The Company waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

16.2	Other indemnities

(a)	The Company shall, within three Business Days of demand, indemnify each Finance Party and each Arranger against any cost, loss or liability incurred by that Finance Party or Arranger as a result of:

(i)	the occurrence of any Event of Default;

(ii)	a failure by the Company to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 29 (Sharing among the Finance Parties);

(iii)	funding, or making arrangements to fund, its participation in a Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(iv)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower.

(b)	The Company shall within 10 Business Days of demand indemnify each Finance Party, each Affiliate of a Finance Party and each officer or employee of a Finance Party or its Affiliate (each an “Indemnified Person”), against any cost, loss, liability or expense (limited, in the case of legal fees and expenses, to one counsel to such Indemnified Persons taken as a whole and in the case of a conflict of interest, one additional counsel to the affected Indemnified Persons similarly situated, taken as a whole (and if reasonably necessary one local counsel in any relevant jurisdiction)) incurred by that Indemnified Person in connection with or arising out of litigation, arbitration, administrative proceedings or regulatory enquiry commenced or threatened relating to an acquisition, or the funding of the acquisition using the proceeds of a Loan, except to the extent such cost, loss, liability or expense resulted (i) directly from fraud, the gross negligence or wilful misconduct of that Indemnified Person or results from such Indemnified Person breaching a term of, or not complying with, any of its obligations under the Finance Documents or any confidentiality undertaking given by the Indemnified Person or (ii) from or relates to any disputes solely among the Indemnified Persons and not arising out of any act or omission by any member of the Group. Any Affiliate of a Finance Party or any employee or officer of a Finance Party and its Affiliate may rely on this paragraph subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

16.3	Indemnity to the Agent

(a)	The Company shall promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(i)	investigating any event which it reasonably believes is a Default;

(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or

(iii)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Agreement; and

(b)	any cost, loss or liability incurred by the Agent in acting as Agent under the Finance Documents.

17.	MITIGATION BY THE LENDERS

17.1	Mitigation

(a)	Each Finance Party shall, in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in the Facility ceasing to be available or any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 9.1 (Illegality), Clause 14 (Tax gross-up and indemnities) or Clause 15 (Increased costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of the Company under the Finance Documents.

17.2	Limitation of liability

(a)	The Company shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 17.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under Clause 17.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

18.	COSTS AND EXPENSES

18.1	Transaction expenses

The Company shall promptly on demand pay the Agent and each Arranger the amount of all costs and expenses (including, but not limited to, legal fees, subject to any agreed cap) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution and perfection of:

(a)	this Agreement and any other documents referred to in this Agreement; and

(b)	any other Finance Documents executed after the date of this Agreement.

18.2	Amendment costs

If (a) the Company requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 30.9 (Change of currency), the Company shall, within three Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including, but not limited to, legal fees, subject to any agreed cap) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement.

18.3	Enforcement and preservation costs

The Company shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including, but not limited to, legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document as a consequence of enforcing these rights.

19.	SUBORDINATION

19.1	Agreement to subordinate

(a)	Prior to the Senior Indebtedness Discharge Date (as defined below), the Company and each Finance Party agrees that the Facility is subordinated in right of payment, to the extent and in the manner provided in this Clause 19.

(b)

After the occurrence of an Event of Default which is continuing under Clause 24.6 (Insolvency), Clause 24.7 (Insolvency Proceedings) and/or Clause 24.8 (Creditors’ process), any Finance Party entitled to receive a Payment (as defined below) out of the assets of the Company (or any other member of the Group) in respect of the Liabilities owed to that Finance Party shall, to the extent it is able to do so taking into account any limitations under applicable law, direct the person responsible for the distribution of the assets of the Company to pay that distribution to the Security Trustee (for application in the order set out in clause 15 (Application of Proceeds) of the Intercreditor Agreement) until the occurrence of the Senior Indebtedness Discharge Date following which the Company shall apply the balance of any payment received by it pursuant to clause 15 (Application of Proceeds) of the Intercreditor Agreement, in Payment to the Agent for application in the order set out in Clause 30.5 (Partial payments) notwithstanding whether or not that Payment is sufficient to discharge all the amounts then due and payable by the Company under the Finance Documents.

(c)	The Security Trustee and the parties to the Senior Indebtedness (acting individually or through their respective agent, trustee or other representative (“Creditor Representative”) in accordance with the terms of the Intercreditor Agreement and agreement or instrument governing such Senior Indebtedness) may rely on this Clause 19 subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

19.2	Default on the Senior Indebtedness

(a)	The Company and any member of the Group may not make any prepayment, repayment, redemption, defeasance, discharge or distribution (a “Payment”) to the Finance Parties in respect of the Facility until all principal and payment and other obligations with respect to the Senior Indebtedness have been paid fully and finally discharged (and all commitments have been irrevocably cancelled) to the satisfaction of the applicable Creditor Representative thereunder, whether or not as the result of an enforcement (the “Senior Indebtedness Discharge Date”) if:

(i)	a Senior Payment Default is continuing; or

(ii)	(from the date which notice of such event of default is delivered to the Company) any other event or circumstance specified as an event of default (other than a Senior Payment Default) occurs and is continuing (“Senior Event of Default”) under any series of Senior Indebtedness and the Agent receives a written notice specifying the event or circumstance in relation to that Senior Event of Default (a “Payment Stop Notice”) from a Creditor Representative in respect of such Senior Indebtedness.

(b)	The Company and any member of the Group will resume Payments in respect of the Facility (if this Clause 19 otherwise permits Payment at the time of that Payment) upon the earlier of:

(i)	in the case of a Senior Payment Default, the date upon which such default is cured or waived by the requisite majority of the relevant holders or, as the case may be, lenders of any Senior Indebtedness then outstanding under each agreement or instrument governing such Senior Indebtedness;

(ii)	in the case of a Senior Event of Default, upon the earlier of:

(A)	the date falling 179 days after delivery of that Payment Stop Notice;

(B)	if a Standstill Period (as defined below) is in effect at any time after delivery of that Payment Stop Notice, the date on which that Standstill Period expires;

(C)	the date on which the relevant Senior Event of Default has been remedied or waived in accordance with the agreement or instrument governing such Senior Indebtedness;

(D)	the date on which the Creditor Representative which delivered the relevant Payment Stop Notice (and, if at such time a Senior Event of Default is continuing in relation to any other Senior Indebtedness, the Creditor Representative in respect of such Senior Indebtedness) delivers a notice to the Company and the Agent cancelling the Payment Stop Notice;

(E)	the Senior Indebtedness Discharge Date; and

(F)	the date on which the Security Trustee, Creditor Representative or Agent takes Enforcement Action permitted under this Agreement against the Company.

(c)	Unless the Agent waives this requirement:

(i)	a new Payment Stop Notice may not be delivered unless and until 360 days have elapsed since the delivery of the immediately preceding Payment Stop Notice; and

(ii)	no Payment Stop Notice may be delivered in reliance on a Senior Event of Default more than 45 days after the date the relevant Creditor Representative received notice of that Senior Event of Default.

(d)	The Creditor Representatives may only serve one Payment Stop Notice with respect to the same event or set of circumstances. Subject to paragraph (a) above and paragraph (e) below, this shall not affect the right of any such Creditor Representative to issue a Payment Stop Notice in respect of any other event or set of circumstances.

(e)	No Payment Stop Notice may be served by a Creditor Representative in respect of a Senior Event of Default which has been notified to the Creditor Representative(s) at the time at which an earlier Payment Stop Notice was issued.

(f)	For the avoidance of doubt, this Clause 19.2:

(i)	acts as a suspension of payment and not as a waiver of the right to receive payment on the date such payments are due;

(ii)	will not prevent the accrual or capitalisation of interest (including default interest) in accordance with the Finance Documents;

(iii)	will not prevent the payment of audit fees, directors’ fees, taxes and other proper and incidental expenses required to maintain existence.

19.3	Effect of Payment Stop Notice or Senior Payment Default

Any failure to make a Payment due under this Agreement or any other Finance Document as a result of the issue of a Payment Stop Notice or the occurrence of a Senior Payment Default shall not prevent:

(a)	the occurrence of an Event of Default as a consequence of that failure to make a Payment in relation to this Agreement or any other Finance Document; or

(b)	the issue of a notice of an Event of Default under this Agreement (a “Enforcement Notice”) on behalf of the Finance Parties.

19.4	Payment obligations and capitalisation of interest continue

(a)	The Company shall not be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Finance Document by the operation of Clauses 19.2 (Default on the Senior Indebtedness) to and including 19.3 (Effect of Payment Stop Notice or Senior Payment Default) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

(b)	The accrual and capitalisation of interest (if any) in accordance with the Finance Documents shall continue notwithstanding the issue of a Payment Stop Notice.

19.5	Cure of Payment Stop

If:

(a)	at any time following the issue of a Payment Stop Notice or the occurrence of a Senior Payment Default, that Payment Stop Notice ceases to be outstanding and/or (as the case may be) the Senior Payment Default ceases to be continuing; and

(b)	the Company then promptly pays to the Lenders an amount equal to any Payments which had accrued under this Agreement or any other Finance Document and which would have not been prohibited under any Senior Indebtedness but for that Payment Stop Notice or Senior Payment Default, then any Event of Default which may have occurred as a result of that suspension of Payments shall be waived and any Enforcement Notice which may have been issued as a result of that Event of Default shall be waived, in each case without any further action being required on the part of any of the Finance Parties.

19.6	Permitted Enforcement

(a)	Subject to Clause 19.9 (Notice by the Company), prior to the Senior Indebtedness Discharge Date, the Agent and the Finance Parties are only permitted to take an Enforcement Action so long as:

(i)	an Event of Default (other than solely by reason of a cross-default (other than a cross-default arising from a Senior Payment Default) arising from an event of default under the Indenture or the Existing Senior Secured RCF or any other applicable Senior Indebtedness (the “Relevant Event of Default”) is continuing;

(ii)	each Creditor Representative of the applicable Senior Indebtedness has received a written notice of the Relevant Event of Default specifying the event or circumstance in relation to the Relevant Event of Default from the Agent;

(iii)	a Standstill Period has elapsed or otherwise terminated; and

(iv)	the Relevant Event of Default is continuing at the end of the relevant Standstill Period.

(b)	Promptly upon becoming aware of an Event of Default, the Agent may notify each Creditor Representative of the applicable Senior Indebtedness in an Enforcement Notice of the existence of such Event of Default.

19.7	Standstill Period

In relation to a Relevant Event of Default, a Standstill Period shall mean the period beginning on the date (the “Standstill Start Date”) the Agent serves an Enforcement Notice on each Creditor Representative of the applicable Senior Indebtedness in respect of such Relevant Event of Default and ending on the earlier to occur of:

(a)	the date falling 179 days after the Standstill Start Date (the “Standstill Period”);

(b)	the date the holders or, as the case may be, lenders of the Senior Indebtedness take any Enforcement Action in relation to the Company, provided, however, that:

(i)	if a Standstill Period ends pursuant to this paragraph (b), the Finance Parties may only take the same Enforcement Action in relation to the Company as the Enforcement Action taken by the holders or, as the case may be, lenders of the Senior Indebtedness against the Company and not against any other member of the Group, to the extent such entity is not the Company; and

(ii)	Enforcement Action for the purpose of this paragraph (b) shall not include action taken to preserve or protect any security as opposed to realise it;

(c)	the occurrence of an Event of Default which is continuing under Clause 24.6 (Insolvency), Clause 24.7 (Insolvency Proceedings) and/or Clause 24.8 (Creditors’ process);

(d)	the expiry of any other Standstill Period outstanding at the date such first mentioned Standstill Period commenced (unless that expiry occurs as a result of a cure, waiver or other permitted remedy);

(e)	the date on which the relevant Creditor Representatives give their consent to the termination of the relevant Standstill Period; and

(f)	a failure to pay the principal amount outstanding on the Facility at its stated maturity.

19.8	Subsequent Events of Default

The Finance Parties may take Enforcement Action under Clause 19.6 (Permitted Enforcement) in relation to a Relevant Event of Default even if, at the end of any relevant Standstill Period or at any later time, a further Standstill Period has begun as a result of any other Event of Default.

19.9	Notice by the Company

The Company will promptly notify the Agent of any facts known to the Company that would cause a Payment with respect to the Facility to violate this Clause 19, but failure to give such notice will not affect the subordination of the Facility as provided in this Clause 19.

19.10	Turnover by Finance Parties

In the event that the Agent or any other Finance Party receives any payment with respect to the Facility or any other Finance Document at a time when the payment is prohibited by this Clause 19 and the Agent or that Finance Party, as applicable, has actual knowledge that the payment is prohibited by this Clause 19.10, such payment will be held by the Agent or such Finance Party, in trust for the benefit of, and will be paid promptly over and delivered, upon written request, to, the Security Trustee, for application in accordance with the Intercreditor Agreement.

20.	REPRESENTATIONS

The Company makes the representations and warranties set out in this Clause 20 to each Finance Party on the dates set out in Clause 20.26 (Time when representations made) (in respect of itself and its Subsidiaries).

20.1	Status

(a)	It and each of its Subsidiaries is a limited liability company or a corporation, duly incorporated and validly existing under the law of its respective jurisdiction of incorporation.

(b)	It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

20.2	Binding obligations

The obligations expressed to be assumed by it in each Finance Document are, subject to any general principles of law as at the date of this Agreement limiting its obligations that are specifically referred to in any Legal Opinion and perfection requirement referred to in the relevant Legal Opinion, legal, valid, binding and enforceable obligations; and

20.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(a)	any material law or regulation applicable to it;

(b)	the constitutional documents of it or any of its Subsidiaries; or

(c)	any agreement or instrument binding upon it or any member of the Group or any of its or any member of the Group’s assets or constitute a default or termination event (however described) under any such agreement or instrument in a manner which has or is reasonably likely to have a Material Adverse Effect.

20.4	Power and authority

(a)	It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

(b)	No limit on its powers will be exceeded as a result of the borrowing or giving of indemnities contemplated by the Finance Documents to which it is a party.

20.5	Validity and admissibility in evidence

(a)	All Authorisations required or desirable:

(i)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(ii)	to make the Finance Documents to which it is a party admissible in evidence in its Relevant Jurisdiction,

have been obtained or effected and are in full force and effect.

(b)	All Authorisations necessary for the conduct of its and its Subsidiaries’ trade and ordinary activities have been obtained or effected and are in full force and effect if failure to obtain or effect those Authorisations has or is reasonably likely to have a Material Adverse Effect.

20.6	Governing law and enforcement

(a)	The choice of governing law of each of the Finance Documents will be recognised and enforced in its Relevant Jurisdiction, subject to any general principles of law as at the date of this Agreement limiting its obligations that are specifically referred to in any Legal Opinion.

(b)	Any judgment obtained in relation to a Finance Document in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in its Relevant Jurisdiction, subject to any general principles of law as at the date of this Agreement limiting its obligations that are specifically referred to in any Legal Opinion.

20.7	Insolvency

No:

(a)	corporate action, legal proceeding or other procedure or step described in Clause 24.7 (Insolvency proceedings); or

(b)	creditors’ process described in Clause 24.8 (Creditors’ process),

has been taken or, to its knowledge, threatened in relation to it or any of its Material Companies; and none of the circumstances described in Clause 24.6 (Insolvency) applies to it and its Material Companies.

20.8	Deduction of Tax

It is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

20.9	No filing or stamp taxes

Subject to general principles of law as at the date of this Agreement limiting its obligations, which are specifically referred to in any Legal Opinion, under the law of its Relevant Jurisdiction it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents, except any filing, recording or enrolling or any tax or fee payable in relation to any Finance Document which is referred to in any Legal Opinion and which will be made or paid promptly after the date of the relevant Finance Document.

20.10	No default

(a)	No Event of Default and, on the date of this Agreement, no Default is continuing or would reasonably be expected to result from the making of any Utilisation or its entry into, its performance of, or any transaction contemplated by, any Finance Document.

(b)	No other event or circumstances is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries’) assets are subject which has or is reasonably likely to have a Material Adverse Effect.

20.11	No misleading information

(a)	The Business Plan and underlying assumptions in developing the financial projections and forecasts have been prepared on the basis of recent historical information and, to the best of our knowledge, are fair and based on reasonable assumptions, including projects that have been approved by the managing board of the Company and other projects being considered by management, generally in support of the customer and anticipated growth requirements of the business.

(b)	The expressions of opinion or intention provided by or on behalf of the Company for the purposes of the Business Plan were made after careful consideration and (as at the date of the Business Plan) were fair and based on reasonable grounds.

(c)	No event or circumstance has occurred or arisen and no information has been omitted from the Business Plan and no information has been given or withheld that results in the information, opinions, intentions, forecasts or projections contained in the Business Plan being untrue or misleading in any material respect it being understood that projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Group and that no assurances can be given that such projections can be realised.

(d)	Any written factual information provided by or on behalf of the Company in relation to the Finance Documents was true and accurate in all material respects as at the date it was provided and is not misleading in any respect.

20.12	Financial statements

(a)	The Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied.

(b)	Its unaudited Original Financial Statements fairly represent its financial condition and results of operations (consolidated in the case of the Company) for each relevant month.

(c)	Its audited Original Financial Statements give a true and fair view of its financial condition and results of operations (consolidated in the case of the Company) during the relevant financial year.

(d)	Its most recent financial statements delivered pursuant to Clause 21.1 (Financial statements):

(i)	have been prepared in accordance with the Accounting Principles as applied to the Original Financial Statements; and

(ii)	give a true and fair view (if audited) or fairly present (if unaudited) its consolidated financial condition as at the end of, and consolidated results of operations for, the period to which they relate.

(e)	The budgets and forecasts supplied under this Agreement were arrived at after careful consideration and have been prepared in good faith on the basis of recent historical information and on the basis of assumptions which were reasonable as at the date they were prepared and supplied.

(f)	There has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group, in the case of the Company) since 30 September 2017.

20.13	No proceedings pending or threatened

No litigation, arbitration, administrative proceedings or investigations of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect has (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it or any of its Subsidiaries (or against any of their respective directors).

20.14	No breach of laws

(a)	It has not (and none of its Subsidiaries has) breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

(b)	No labour disputes are current or, to the best of its knowledge and belief (having made due and careful enquiry), threatened against it or any of its Subsidiaries which have or are reasonably likely to have a Material Adverse Effect.

20.15	Environmental laws

(a)	It and each of its Subsidiaries is in compliance with Clause 23.3 (Environmental compliance) and to the best of its knowledge and belief (having made due and careful enquiry) no circumstances have occurred which would prevent such compliance in a manner or to an extent which has or is reasonably likely to have a Material Adverse Effect.

(b)	No Environmental Claim has been commenced or (to the best of its knowledge and belief (having made due and careful enquiry)) is threatened against it or any of its Subsidiaries where that claim has or is reasonably likely, if determined against that member of the Group, to have a Material Adverse Effect.

20.16	Taxation

(a)	It is not (and none of its Subsidiaries is) materially overdue in the filing of any Tax returns and it is not (and none of its Subsidiaries is) overdue in the payment of any amount in respect of Tax of EUR 500,000 (or its equivalent in any other currency) or more.

(b)	No claims, audits or investigations are being, or are reasonably likely to be, made or conducted against it (or any of its Subsidiaries) with respect to Tax which would result, or be reasonably likely to result, in liabilities of or claims against any members of the Group which would have a Material Adverse Effect.

(c)	It is resident for Tax purposes only in the jurisdiction of its incorporation.

20.17	Financial Indebtedness

Neither it nor any of its Restricted Subsidiaries has any Financial Indebtedness outstanding other than as not prohibited by this Agreement.

20.18	Ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and subordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

20.19	Good title to assets

It and each of its Subsidiaries has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

20.20	Intellectual Property

It and each of its Subsidiaries:

(a)	is the sole legal and beneficial owner of or has licensed to it all the Intellectual Property which is material in the context of its business and which is required by it in order to carry on its business as it is being conducted as of the date of this Agreement;

(b)	does not (nor does any of its Subsidiaries), in carrying on its businesses, infringe any Intellectual Property of any third party in any respect which has or is reasonably likely to have a Material Adverse Effect; and

(c)	has taken all formal or procedural actions (including payment of fees) required to maintain any material Intellectual Property owned by it.

20.21	Group Structure Chart

The Company represents that the Group Structure Chart delivered to the Agent pursuant to Schedule 2 (Conditions Precedent) is true, complete and accurate in all material respects and shows, to the extent applicable, all minority interests in any Subsidiary of the Company.

20.22	Centre of main interests and establishments

For the purposes of Regulation No. (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast) (the “Regulation”), the centre of main interest (as that term is used in Article 3(1) of the Regulation) of the Company is situated in its jurisdiction of incorporation and it has no “establishment” (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.

20.23	Pensions

(a)	Neither it nor any of its Subsidiaries is or has at any time been an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Schemes Act 1993).

(b)	Neither it nor any of its Subsidiaries is or has at any time been “connected” with or an “associate” of (as those terms are used in sections 38 and 43 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Schemes Act 1993).

(c)	The pension plan operated for the benefit of certain employees of Interxion (Schweiz) AG is fully funded.

20.24	Anti-corruption and Anti-money laundering laws

(a)	It and each member of the Group has conducted its business in compliance with all applicable anti-corruption and anti-money laundering laws and regulations, including, but not limited to, the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, anti-money laundering laws and regulations of the United Kingdom, the European Union, the United States and any related or similar statutes (including, but not limited to, the U.S. PATRIOT Act of 2001) (the “Anti-Corruption and Anti-Money Laundering Laws”), and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

(b)	Neither it nor any member of the Group will directly or knowingly (after due and careful enquiry) indirectly use the proceeds contemplated by this Agreement or lend, contribute or otherwise make available such proceeds to any subsidiary, affiliate, joint venture partner or other person or entity for the purpose of financing or facilitating any activity that would violate applicable Anti-Corruption and Anti-Money Laundering Laws.

20.25	Sanctions

(a)	Subject to paragraph (d) below, neither it nor any member of the Group, nor any directors or officers or, to the best of its knowledge (after due and careful enquiry), employees of it or any member of the Group:

(i)	is a Restricted Party;

(ii)	has received notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigations with respect to Sanctions;

(iii)	is engaging or has engaged in any transaction that evades or avoids, or has the purpose of evading or avoiding, or breaches or attempts to breach, directly or knowingly (after due and careful enquiry) indirectly, any Sanctions applicable to it; or

(iv)	has engaged or is engaging, directly or knowingly (after due and careful enquiry) indirectly, in any trade, business or other activities with or for the benefit of any Restricted Party in violation of Sanctions.

(b)	Subject to paragraph (d) below, neither it nor any member of the Group will, directly or knowingly (after due and careful enquiry) indirectly, use the proceeds contemplated by this Agreement, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity:

(i)	to fund or facilitate any activities or business of or with any Restricted Party or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(ii)	in any other manner that will result in a violation of Sanctions by any Party hereto.

(c)	Subject to paragraph (d) below, it and each member of the Group has implemented policies and procedures designed to promote and achieve compliance with Sanctions.

(d)	For the avoidance of doubt the obligations under this Clause 20.25 are not binding upon any member of the Group incorporated in Germany.

20.26	Times when representations made

(a)	All the representations and warranties in this Clause 20 are made by the Company on the date of this Agreement.

(b)	The Repeating Representations are deemed to be made by the Company on the date of each Utilisation Request, on each Utilisation Date and on the first day of each Interest Period.

(c)	Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

21.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 21 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

In this Clause 21:

“Annual Financial Statements” means the financial statements for a Financial Year delivered pursuant to paragraph (a) of Clause 21.1 (Financial statements).

“Quarterly Financial Statements” means the financial statements delivered pursuant to paragraph (b) of Clause 21.1 (Financial statements).

21.1	Financial statements

The Company shall supply to the Agent in sufficient copies for all the Lenders:

(a)	as soon as they are available, but in any event within 120 days after the end of each of its Financial Years, its audited consolidated financial statements for that Financial Year; and

(b)	as soon as they are available, but in any event within 60 days after the end of each Financial Quarter of each of its Financial Years its consolidated financial statements for that Financial Quarter.

21.2	Provision and contents of Compliance Certificate

(a)	The Company shall supply a Compliance Certificate to the Agent with each set of its audited consolidated Annual Financial Statements and each set of its consolidated Quarterly Financial Statements. The Compliance Certificate shall, amongst other things, set out (in reasonable detail) computations as to compliance with Clause 22 (Financial Covenant).

(b)	Each Compliance Certificate shall be signed by two officers of the Company, one of whom shall be the Chief Financial Officer, and, in respect of the consolidated Annual

Financial Statements, shall be reported on by the Company’s Auditors in the form agreed by the Company and all the Lenders before the date of this Agreement.

21.3	Requirements as to financial statements

(a)	The Company shall procure that each set of Annual Financial Statements and Quarterly Financial Statements includes a balance sheet, profit and loss account and cashflow statement. In addition the Company shall procure that each set of Annual Financial Statements shall be audited by the Auditors.

(b)	Each set of financial statements delivered pursuant to Clause 21.1 (Financial statements):

(i)	shall be certified by a managing director of the relevant company as giving a true and fair view of (in the case of Annual Financial Statements for any Financial Year), or fairly representing (in the case of Quarterly Financial Statements), its financial condition and operations as at the date as at which those financial statements were drawn up and, in the case of the Annual Financial Statements, shall be accompanied by any letter addressed to the management of the relevant company by the Auditors and accompanying those Annual Financial Statements; and

(ii)	shall be prepared using the Accounting Principles, accounting practices and financial reference periods consistent with those applied in the preparation of its Original Financial Statements; and unless, in relation to any set of financial statements, the Company notifies the Agent that there has been a change in the Accounting Principles or the accounting practices and its Auditors deliver to the Agent:

(A)	a description of any change necessary for those financial statements to reflect the Accounting Principles or accounting practices upon which the Company’s Original Financial Statements were prepared; and

(B)	sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether Clause 22 (Financial Covenant) has been complied with and to make an accurate comparison between the financial position indicated in the Company’s Original Financial Statements.

Any reference in this Agreement to any financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

(c)	If the Agent wishes to discuss the financial position of any member of the Group with the Auditors, the Agent may notify the Company, stating the questions or issues which the Agent wishes to discuss with the Auditors. In this event, the Company must ensure that the Auditors are authorised (at the expense of the Company):

(i)	to discuss the financial position of each member of the Group with the Agent on request from the Agent; and

(ii)	to disclose to the Agent for the Finance Parties any information which the Agent may reasonably request.

(d)	At any time that any of the Company’s subsidiaries are Unrestricted Subsidiaries (then the Annual Financial Statements and Quarterly Financial Statements shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

(e)	Notwithstanding any other term of this Agreement no Default or Event of Default shall occur, or be deemed to occur, as a result of any restriction on the identity of the Auditors contained in this Agreement, being prohibited, unlawful, ineffective, invalid or unenforceable pursuant to the Audit Laws.

21.4	Group companies

The Company shall supply to the Agent, together with each Compliance Certificate delivered with its Annual Financial Statements, a report issued by its Auditors stating which of its Subsidiaries are Material Companies.

21.5	Year-end

The Company shall not change its Financial Year-end from 31 December.

21.6	Information: miscellaneous

The Company shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(a)	all documents despatched by the Company to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched;

(b)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group (or against the directors of any member of the Group), and which might, if adversely determined, have a Material Adverse Effect;

(c)	promptly, the details of any disposal or insurance claim or financing transaction which will require a prepayment and/or cancellation under Clause 9.3 (Asset Sale Proceeds, Insurance Proceeds and Financing Proceeds); and

(d)	promptly, such further information regarding the financial condition, business, assets and operations of any member of the Group as any Finance Party (through the Agent) may reasonably request and any documentation, certification or other information prescribed by applicable law or regulation, or reasonably requested by any Finance Party, as may be necessary for a Finance Party to comply with any applicable tax, regulatory or other requirements prescribed by law or regulation, except to the extent that disclosure of the information would breach any law, regulation, stock exchange requirement or, to the extent required by normal market practice, any duty of confidentiality.

21.7	Notification of default

(a)	The Company shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b)	Promptly upon a request by the Agent, the Company shall supply to the Agent a certificate signed by the CEO, CFO or other managing director on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

21.8	“Know your customer” checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of the Company or the composition of the shareholders of the Company after the date of this Agreement; or

(iii)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)	Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

22.	FINANCIAL COVENANT

22.1	Financial definitions

In this Clause 22:

“Adjusted EBITDA” means, in respect of any Relevant Period, EBIT for that Relevant Period after adding back any amount attributable to the amortisation, depreciation or impairment of assets of members of the Group (and taking no account of the reversal of any previous impairment charge made in that Relevant Period) and any share based payments.

“EBIT” means, in respect of any Relevant Period, the consolidated operating profit of the Group before taxation:

(a)	before deducting any Finance Charges;

(b)	not including any accrued interest owing to any member of the Group;

(c)	before taking into account any Exceptional Items;

(d)	before deducting any Transaction Costs;

(e)	after deducting the amount of any profit (or adding back the amount of any loss) of any member of the Group which is attributable to minority interests;

(f)	plus or minus the Group’s share of the profits or losses (after finance costs and tax) of Non-Group Entities (after deducting the amount of any profit of any Non-Group Entity to the extent that the amount of the profit included in the financial statements of the Group exceeds the amount actually received in cash by members of the Group through distributions by the Non-Group Entity);

(g)	before taking into account any unrealised gains or losses on any derivative instrument (other than any derivative instrument which is accounted for on a hedge accounting basis); and

(h)	before taking into account any Pension Items;

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining operating profits of the Group before taxation.

“Exceptional Items” means any material items of an unusual or non-recurring nature which represent gains or losses including, but not limited to, those arising in respect of:

(a)	exceptional general and administrative costs including, but not limited to, additions and releases relating to the provisions for onerous lease contracts concerning the losses on real estate obligations of existing unused sites and disposals, revaluations, impairment or reversal of non-current assets;

(b)	exceptional income including, but not limited to, sub-lease income from unused sites; and

(c)	Transaction Costs.

“Finance Charges” means, for any Relevant Period, the aggregate amount of the accrued interest, commission, fees, discounts, prepayment fees, premiums or charges and other finance payments in respect of Financial Indebtedness whether paid, payable or capitalised by any member of the Group (calculated on a consolidated basis) in respect of that Relevant Period:

(a)	excluding any Transaction Costs;

(b)	excluding any non-cash write-offs of the un-amortised cost of debt arising on the repayment of Financial Indebtedness on the Issue Date;

(c)	including the interest (but not the capital) element of payments in respect of Finance Leases;

(d)	including any commission, fees, discounts and other finance payments payable by (and deducting any such amounts payable to) any member of the Group under any interest rate hedging arrangement;

(e)	excluding any interest cost or expected return on plan assets in relation to any defined benefit pension scheme; and

(f)	taking no account of any unrealised gains or losses on any derivative instruments other than any derivative instruments which are accounted for on a hedge accounting basis,

together with the amount of any cash dividends or distributions paid or made by the Company in respect of that Relevant Period and so that no amount shall be added (or deducted) more than once.

“Finance Lease” means any lease or hire purchase contract which would, in accordance with the Accounting Principles, be treated as a finance or capital lease.

“Financial Quarter” means the period commencing on the day after one Quarter Date and ending on the next Quarter Date.

“Financial Year” means the annual accounting period of the Company ending on or about 31 December in each year.

“Non-Group Entity” means any investment or entity (which is not itself a member of the Group (including associates and Joint Ventures)) in which any member of the Group has an ownership interest.

“Pension Items” means any income or charge attributable to a defined benefit pension scheme other than the current service costs attributable to the scheme.

“Pro Forma EBITDA” means, in respect of any Relevant Period, Adjusted EBITDA for that Relevant Period adjusted by:

(a)	including the operating profit before interest, tax, depreciation, amortisation and impairment charges (calculated on the same basis as Adjusted EBITDA) of a member of the Group for the Relevant Period (or attributable to a business or assets acquired during the Relevant Period) prior to its becoming a member of the Group or (as the case may be) prior to the acquisition of the business or assets; and

(b)	excluding operating profit before interest, tax, depreciation, amortisation and impairment charges (calculated on the same basis as Adjusted EBITDA) attributable to any member of the Group (or to any business or assets) disposed of during the Relevant Period.

“Quarter Date” means each of 31 March, 30 June, 30 September and 31 December.

“Relevant Date” means the date specified in Clause 22.2 (Financial condition) as the date as at (or to) which a particular financial ratio is being tested.

“Relevant Period” means each period of four consecutive Financial Quarters ending on a Relevant Date.

“Total Debt” means, at any time, the aggregate amount of all obligations of members of the Group for or in respect of Financial Indebtedness at that time but:

(a)	excluding any such obligations to any other member of the Group; and

(b)	including, in the case of Finance Leases only, their capitalised value,

and so that no amount shall be included or excluded more than once.

“Total Net Debt” means Total Debt after the deduction of Cash or Cash Equivalents.

“Transaction Costs” means all non-periodic fees, costs and expenses, stamp registration and other Taxes incurred by the Company in connection with (i) the entry into this Agreement, (ii) any refinancing of the Notes, the Existing SSRCF, the Existing Senior Secured RCF or the Facility, (iii) any transaction pursuant to which additional high yield bonds are issued or further credit facilities are borrowed by the Company, (iv) any offering of the Company’s ordinary shares pursuant to a secondary offering of such shares following the IPO, (v) any M&A transaction (but only in respect of costs incurred prior to the closing of such transaction) and (vi) any of the foregoing transactions (other than as described under (i)) where that transaction was abandoned prior to its completion.

22.2	Financial condition

The Company shall ensure that the ratio of Total Net Debt to Pro Forma EBITDA will not exceed 4.75:1 for each Relevant Period ending on a Quarter Date following the first Utilisation Date under this Agreement.

22.3	Financial testing

(a)	The financial covenant set out in this Clause 22 shall be calculated in accordance with the Accounting Principles and tested on a rolling four quarter basis by reference to each of the financial statements delivered pursuant to paragraphs (a) and (b) of Clause 21.1 (Financial statements) and each Compliance Certificate delivered pursuant to Clause 21.2 (Provision and contents of Compliance Certificate).

(b)	For the purposes of calculation of each financial covenant, no item shall be included or excluded more than once in any calculation.

23.	GENERAL UNDERTAKINGS

The undertakings in this Clause 23 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

Authorisations and compliance with laws

23.1	Authorisations

The Company shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	supply certified copies to the Agent of,

any Authorisation required under any law or regulation of its Relevant Jurisdiction to enable it to perform its obligations under the Finance Documents, to ensure the legality, validity, enforceability or admissibility in evidence in each Relevant Jurisdiction of any Finance Document and, where failure to do so has or is reasonably likely to have a Material Adverse Effect, carry on its business.

23.2	Compliance with laws

The Company shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

23.3	Environmental compliance

The Company shall (and shall ensure that each member of the Group will):

(a)	comply with all Environmental Law;

(b)	obtain, maintain and ensure compliance with all requisite Environmental Permits; and

(c)	implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so has or is reasonably likely to have a Material Adverse Effect.

23.4	Environmental claims

The Company, promptly upon becoming aware of the same, inform the Agent in writing of:

(a)	any Environmental Claim against any member of the Group which is current, pending or threatened; and

(b)	any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group,

where the claim, if determined against that member of the Group, has or is reasonably likely to have a Material Adverse Effect.

23.5	Taxation

(a)	The Company shall (and shall ensure that each member of the Group will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;

(ii)	adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Agent under Clause 21.1 (Financial statements); and

(iii)	such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.

(b)	No member of the Group may change its residence for Tax purposes.

Restrictions on business focus

23.6	New York Law Undertakings

The Company shall (and shall ensure that each member of the Restricted Group will) comply with the undertakings set out in Schedule 13 (New York Law Undertakings).

23.7	Merger

The Company shall not (and shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction other than a Permitted Transaction.

23.8	Change of business

The Company shall ensure that no substantial change is made to the general nature of the business of the Company or the Group taken as a whole from that carried on at the date of this Agreement.

23.9	[Reserved]

23.10	Dormant subsidiaries

The Company shall not (and shall ensure no member of the Group will) cause or permit any member of the Group which is a Dormant Subsidiary to commence trading or cease to satisfy the criteria for a Dormant Subsidiary unless the Company has given the Agent prior written notice whereupon the relevant entity shall cease to be a Dormant Subsidiary.

23.11	Preservation of assets

The Company shall (and shall ensure that each member of the Group will) maintain in good working order and condition (ordinary wear and tear excepted) all of its material assets.

23.12	Ranking

The Company shall ensure that at all times any unsecured and subordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and subordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

23.13	Anti-layering

Unless such ranking or subordination arises as a matter of law, any Financial Indebtedness incurred by the Company may not be expressed to rank or rank so that such Financial Indebtedness is subordinated to any of the Existing Notes, the Existing Senior Secured RCF or the Existing SSRCF but is senior to the Facility or is contractually subordinated in right of payment to any of the Existing Notes, the Existing Senior Secured RCF and Existing SSRCF and senior in right of payment to the Facility.

23.14	Arm’s-length basis

(a)	Except as permitted by paragraph (b) below, the Company shall not (and shall ensure no member of the Group will) enter into any transaction with any person except on arm’s-length terms.

(b)	The following transactions shall not be a breach of this Clause 23.14:

(i)	intra-Group loans not prohibited under this Agreement;

(ii)	fees, costs and expenses payable under the Finance Documents in the amounts set out in the Finance Documents delivered to the Agent under Clause 4.1 (Initial conditions precedent) or agreed by the Agent;

(iii)	any transaction entered into on terms more favourable to the relevant member of the Group than it would be if it was on arm’s-length terms; and

(iv)	any Permitted Transaction.

23.15	Share capital

The Company shall not (and shall ensure no member of the Group will) issue any shares except pursuant to a Permitted Share Issue.

Miscellaneous

23.16	Insurance

The Company shall (and shall ensure that each Material Company will) maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

23.17	Pensions

(a)	The Company shall ensure that all pension schemes operated by or maintained for the benefit of members of the Group and/or any of their employees are (where applicable) fully funded based on the statutory funding objective under sections 221 and 222 of the Pensions Act 2004 or, in the case of the pension plan operated for certain employees of Interxion (Schweiz) AG, any applicable Swiss regulations and that no action or omission is taken by any member of the Group in relation to such a pension scheme which has or is reasonably likely to have a Material Adverse Effect (including, without limitation, the termination or commencement of winding-up proceedings of any such pension scheme or any member of the Group ceasing to employ any member of such a pension scheme). The Company shall ensure that all pension liabilities of InterXion Deutschland GmbH are properly accounted for in accordance with the Accounting Principles.

(b)	The Company shall ensure that no member of the Group is or has been at any time an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pension Schemes Act 1993) or “connected” with or an “associate” of (as those terms are used in sections 38 or 43 of the Pensions Act 2004) such an employer. For the avoidance of doubt, this paragraph (b) does not apply to the pension plan operated for certain employees of Interxion (Schweiz) AG.

(c)	The Company shall deliver to the Agent at such times as those reports are prepared in order to comply with the then current statutory or auditing requirements (as applicable either to the trustees of any relevant schemes or to the Company), actuarial reports in relation to all pension schemes mentioned in paragraph (a) above.

(d)	The Company shall promptly notify the Agent of any material change in the rate of contributions to any pension schemes mentioned in paragraph (a) above paid or recommended to be paid (whether by the scheme actuary or otherwise) or required (by law or otherwise).

(e)	The Company shall immediately notify the Agent of any investigation or proposed investigation by the Pensions Regulator which may lead to the issue of a Financial Support Direction or a Contribution Notice to it.

(f)	The Company shall immediately notify the Agent if it receives a Financial Support Direction or a Contribution Notice from the Pensions Regulator.

23.18	Intellectual Property

The Company shall (and shall procure that each Group member will):

(a)	preserve and maintain the subsistence and validity of the Intellectual Property necessary for the business of the relevant Group member;

(b)	use reasonable endeavours to prevent any infringement in any material respect of the Intellectual Property;

(c)	make registrations and pay all registration fees and taxes necessary to maintain the Intellectual Property in full force and effect and record its interest in that Intellectual Property;

(d)	not use or permit the Intellectual Property to be used in a way or take any step or omit to take any step in respect of that Intellectual Property which may materially and adversely affect the existence or value of the Intellectual Property or imperil the right of any member of the Group to use such property; and

(e)	not discontinue the use of the Intellectual Property,

where failure to do so, in the case of paragraphs (a), (b) and (c) above, or, in the case of paragraphs (d) and (e) above, such use, permission to use, omission or discontinuation, is reasonably likely to have a Material Adverse Effect.

23.19	Treasury Transactions

The Company shall not (and will procure that no members of the Group will) enter into any Treasury Transaction, other than:

(a)	any Treasury Transaction documented by a Hedging Agreement provided that such Hedging Agreement is entered into in the ordinary course of business and not for speculative purposes;

(b)	spot and forward delivery foreign exchange contracts entered into in the ordinary course of business and not for speculative purposes; and

(c)	any Treasury Transaction entered into for the hedging of actual or projected real exposures arising in the ordinary course of business and not for speculative purposes.

23.20	Restrictive Covenants

(a)	Notwithstanding this Clause 23, the provisions of Clauses 23.7 (Merger), 23.8 (Change of business) and 23.15 (Share capital) and Sections 2 (Limitation on Restricted Payments) and 6 (Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries) of Schedule 13 (New York Law Undertakings) (the “Relevant Restrictive Covenants”) shall not restrict any such act or step by any Subsidiary of the Company from time to time whose Relevant Jurisdiction is Germany (together the “German Group”).

(b)	The Company shall give the Agent no less than twenty Business Days’ prior written notice of the intention of it or of its Subsidiaries whose Relevant Jurisdiction is Germany to carry out any of the acts or take any of the steps referred to in the Relevant Restrictive Covenants which, if all the Relevant Restrictive Covenants were applicable to the Company and had thereafter remained in force, would constitute a breach of any of the Relevant Restrictive Covenants (without any applicable consent of the Lenders) by a member of the German Group.

(c)	The Agent shall be entitled within ten Business Days of receipt of the Company’s notice under paragraph (b) above to request the Company to supply to the Agent in sufficient copies for the Lenders any relevant information in connection with the proposed action or steps referred to in such notice.

(d)	The Agent shall notify the Company, within ten Business Days of receipt of the Company’s notice under paragraph (b) above or, if additional information has been requested by the Agent within the prescribed time, within ten Business Days of receipt of such information, whether the proposed action or steps under paragraph (b) above is, or is in the reasonable opinion of the Agent acting on the instructions of the Majority Lenders, likely to have a Material Adverse Effect or to materially adversely change the risk evaluation of the Lenders.

(e)	If the proposed action or steps under paragraph (b) above is or is so considered by the Agent, to have a Material Adverse Effect or to materially adversely change the risk evaluation of the Lenders and the relevant member of the German Group nevertheless takes such action or steps under paragraph (b) above, the Agent shall be entitled to make (and, if so instructed by the Majority Lenders, shall make) the declaration, request and/or instruction set out in Clause 24.16 (Acceleration) and call for repayment of the Loans and exercise the other rights in accordance with Clause 24.16 (Acceleration).

23.21	Reinvestment of insurance proceeds

The Company shall (and shall ensure that each other member of the Group will) reinvest all insurance proceeds received in the business of the Group.

23.22	Anti-corruption law and Anti-money laundering laws

(a)	The Company shall not (and shall ensure that no other member of the Group will) directly or knowingly (after due and careful enquiry) indirectly use the proceeds of the Facility for the purpose of financing or facilitating any activity that would violate applicable Anti-Corruption and Anti-Money Laundering Laws.

(b)	The Company shall (and shall ensure that each other member of the Group will):

(i)	conduct its businesses in compliance with applicable Anti-Corruption and Anti-Money Laundering Laws; and

(ii)	maintain policies and procedures designed to promote and achieve compliance with such laws.

23.23	Sanctions

(a)	Subject to paragraph (c) below, the Company shall not (and shall ensure that no member of the Group will):

(i)	use, lend, contribute or otherwise make available any part of the proceeds of any Loan or other transaction contemplated by this Agreement directly or knowingly (after due and careful enquiry) indirectly:

(A)	to fund or facilitate any trade, business or other activities involving, or for the benefit of, any Restricted Party or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions (to the extent prohibited by Sanctions); or

(B)	in any other manner that will result in a violation of Sanctions by any Party hereto;

(ii)	fund all or part of any payment in connection with a Finance Document out of proceeds derived from business or transactions with a Restricted Party or from any action which is in breach of any Sanctions; or

(iii)	permit proceeds from any activity or dealing with a Restricted Person to be credited to any bank account held with any Finance Party in its name.

(b)	The Company shall (and shall ensure that each member of the Group will) ensure that appropriate controls and safeguards are in place designed to prevent any action being taken that would be contrary to paragraph (a) above.

(c)	For the avoidance of doubt the obligations under this Clause 23.23 are not binding upon any member of the Group incorporated in Germany.

24.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 24 is an Event of Default (save as for Clause 24.16 (Acceleration)).

24.1	Non-payment

The Company does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a)	its failure to pay is caused by:

(i)	administrative or technical error; or

(ii)	a Disruption Event; and

(b)	payment is made within 3 Business Days of its due date.

24.2	Financial covenant and information

(a)	Any requirement of Clause 22 (Financial Covenant) is not satisfied.

(b)	A failure to comply with any requirement set out in Clauses 21.1 (Financial statements) or 21.2 (Provision and contents of Compliance Certificate), provided that no Event of Default under this paragraph (b) will occur if the failure to comply is capable of remedy and is remedied within five days of the applicable deadline for delivery set out in those Clauses.

24.3	Other obligations

(a)	The Company does not comply with any provision of the Finance Documents (other than those referred to in Clause 24.1 (Non-payment) and Clause 24.2 (Financial covenant and information)).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 15 days of the earlier of the Agent giving notice to the Company or the Company becoming aware of the failure to comply.

24.4	Misrepresentation

(a)	Any representation or statement made or deemed to be made by the Company in the Finance Documents or any other document delivered by or on behalf of the Company under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 15 days of the earlier of the Agent giving notice to the Company or the Company becoming aware of the failure to comply.

24.5	Cross default

(a)	Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).

(d)	Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).

(e)	No Event of Default will occur under this Clause 24.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than EUR 10,000,000 (or its equivalent in any other currency).

24.6	Insolvency

(a)	The Company or a Material Company is unable or admits inability to pay its debts as they fall due, or suspends making payments on any of its debts, or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(b)	The value of the assets of the Company or any Material Company is less than its liabilities (taking into account contingent and prospective liabilities).

(c)	A moratorium is declared in respect of any indebtedness of the Company or a Material Company. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

24.7	Insolvency proceedings

Any corporate action, legal proceedings or other procedure or step is taken (regardless whether by the Company, any Material Company or any third party) in relation to:

(a)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, receivership or examination or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Company or a Material Company other than a solvent liquidation or reorganisation of the Company or such Material Company;

(b)	a composition, compromise, assignment or arrangement with any creditor of the Company or a Material Company; or

(c)	the appointment of a liquidator, examiner, receiver, receiver and manager, administrative receiver, administrator, compulsory manager or other similar officer in respect of the Company, a Material Company or any of the Company or a Material Company’s assets, or any analogous procedure or step is taken in any jurisdiction.

24.8	Creditors’ process

Any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of the Company or a Material Company having an aggregate value of EUR 7,500,000 or more.

24.9	Unlawfulness

(a)	It is or becomes unlawful for the Company to perform any of its obligations under the Finance Documents.

(b)	Any obligation or obligations of the Company under any Finance Document are not (subject to any general principles of law as at the date of this Agreement limiting its obligations, which are specifically referred to in any Legal Opinion) or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lenders under the Finance Documents.

(c)	Any Finance Document ceases to be in full force and effect or is alleged by a party to it (other than a Finance Party) to be ineffective unless any such matter(s) is (or are) capable of remedy and is (or are) remedied within 15 days of its (or their) occurrence.

24.10	Repudiation

The Company rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or evidences an intention to rescind or repudiate a Finance Document.

24.11	Material adverse change

Any event or series of events or circumstance occurs which has or is reasonably likely to have, a Material Adverse Effect.

24.12	Cessation of business

The Company suspends or ceases, or threatens to suspend or cease, to carry on all or a substantial part of its business other than as a result of an Asset Sale not prohibited by this Agreement or a transaction described in paragraph (b) of the definition of Permitted Transaction.

24.13	Audit Qualification

The Auditors qualify the audited consolidated financial statements of the Company on a going concern basis (where “going concern” is defined by reference to IFRS as at the date of this Agreement).

24.14	Tax Status

A notice under Article 36 Tax Collection Act (Invorderingswet 1990) has been given by a member of the Group.

24.15	Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened in relation to the Finance Documents or the transactions contemplated in the Finance Documents or against any member of the Group or its assets which has or is reasonably likely to have a Material Adverse Effect.

24.16	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Agent may, without mise en demeure or any other judicial or extra judicial step, and shall if so directed by the Majority Lenders, by notice to the Company:

(a)	cancel the Total Commitments and/or Ancillary Commitments, at which time they shall immediately be cancelled;

(b)	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;

(c)	declare that all or part of the Loans be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders;

(d)	exercise, or direct the Agent to exercise, any or all of its rights, remedies, powers and discretions under any of the Finance Documents;

(e)	declare that all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities be immediately due and payable at which time they shall become immediately due and payable; and/or

(f)	declare that all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders.

25.	CHANGES TO THE LENDERS

25.1	Assignments and transfers by the Lenders

(a)	Subject to this Clause 25, a Lender (the “Existing Lender”) may:

(i)	assign any of its rights; or

(ii)	transfer by novation any of its rights and obligations,

under any Finance Document to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the “New Lender”).

(b)	The amount transferred to a New Lender in relation to a Loan or Commitment made to the Company shall be at least EUR 1,000,000 (or its equivalent in any other currency) unless it is of the whole of that Existing Lender’s participation under this Agreement or, if the competent authority has published its interpretation of the term ‘public’ as referred to in article 4.1.(1) of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms, such other minimum amount as may be required for the New Lender not to be considered part of the public under such interpretation.

(c)	Any assignment or transfer must be made pro-rata between a Lender’s drawn and undrawn Commitments.

25.2	Conditions of assignment or transfer

(a)	An assignment or transfer or sub-participation may only be made with the consent of the Company (such consent not to be unreasonably withheld or delayed and, in any event, to be deemed to be given if the Company does not give its decision within six (6) Business Days of a request for consent (provided that, for the avoidance of doubt, it will not be deemed to be unreasonable to withhold consent to an assignment, transfer or sub-participation to a business competitor (or an Affiliate of a business competitor) of any member of the Group)), provided that no consent shall be required if the assignment or transfer or sub-participation is:

(i)	to another Lender or an Affiliate of a Lender;

(ii)	an Event of Default has occurred which is continuing; or

(iii)	in respect of a sub-participation where the Existing Lender retains the right to exercise all voting and similar rights in respect of the portion of the Commitments subject to the sub-participation free of any obligations to act on the instructions of another person.

(b)	An assignment will only be effective on:

(i)	receipt by the Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender; and

(ii)	performance by the Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender.

(c)	A transfer will only be effective if the procedure set out in Clause 25.6 (Procedure for transfer) is complied with.

(d)	If:

(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)	as a result of circumstances existing at the date the assignment, transfer or change occurs, the Company would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 14 (Tax Gross-up and Indemnities) or Clause 15 (Increased Costs),

then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

25.3	Authority to Agent

Each Finance Party (other than the Existing Lender and the New Lender) irrevocably authorises the Agent to execute any duly completed Transfer Certificate or Assignment Agreement on its behalf.

25.4	Assignment or transfer fee

Unless the Agent otherwise agrees, a New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of EUR 3,000.

25.5	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii)	the financial condition of the Company;

(iii)	the performance and observance by the Company of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i)	has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of the Company and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii)	will continue to make its own independent appraisal of the creditworthiness of the Company and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 25; or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by the Company of its obligations under the Finance Documents or otherwise.

25.6	Procedure for transfer

(a)	Subject to the conditions set out in Clause 25.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(b)	The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c)	Subject to Clause 25.10 (Pro rata interest settlement), on the Transfer Date:

(i)	to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents each of the Company and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another shall be cancelled (being the “Discharged Rights and Obligations”);

(ii)	each of the Company and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as the Company and the New Lender have assumed and/or acquired the same in place of the Company and the Existing Lender;

(iii)

the Agent, the Arrangers, the New Lender, the other Lenders and any relevant Ancillary Lender shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Arrangers, the Existing Lender and any relevant Ancillary Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a “Lender”.

25.7	Procedure for assignment

(a)	Subject to the conditions set out in Clause 25.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

(b)	The Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender upon its completion of all “know your customer” or other checks relating to any person that it is required to carry out in relation to the assignment to such New Lender.

(c)	Subject to Clause 25.10 (Pro rata interest settlement), on the Transfer Date:

(i)	the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents expressed to be the subject of the assignment in the Assignment Agreement;

(ii)	the Existing Lender will be released from the obligations (the “Relevant Obligations”) expressed to be the subject of the release in the Assignment Agreement; and

(iii)	the New Lender shall become a Party as a “Lender” and will be bound by obligations equivalent to the Relevant Obligations.

(d)	Lenders may utilise procedures other than those set out in this Clause 25.7 to assign their rights under the Finance Documents provided that they comply with the conditions set out in Clause 25.2 (Conditions of assignment or transfer).

25.8	Copy of Transfer Certificate, Assignment Agreement or Increase Confirmation to Company

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate, an Assignment Agreement or an Increase Confirmation, send to the Company a copy of that Transfer Certificate, Assignment Agreement or Increase Confirmation and the Company, to the extent permitted by the laws of its jurisdiction of incorporation, confirms that such delivery to the Company shall be considered as a notification to it of such transfer, assignment or increase.

25.9	Security over Lenders’ rights

In addition to the other rights provided to Lenders under this Clause 25, each Lender may without consulting with or obtaining consent from the Company, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b)	in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities,

(c)	except that no such charge, assignment or Security shall:

(i)	release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by the Company or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents.

25.10	Pro rata interest settlement

(a)	If the Agent has notified the Lenders that it is able to distribute interest payments on a “pro rata basis” to Existing Lenders and New Lenders then (in respect of any transfer pursuant to Clause 25.6 (Procedure for transfer) or any assignment pursuant to Clause 25.7 (Procedure for assignment) the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period):

(i)	any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date (“Accrued Amounts”) and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period (or, if the Interest Period is longer than six Months, on the next of the dates which falls at six-Monthly intervals after the first day of that Interest Period); and

(ii)	the rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts so that, for the avoidance of doubt:

(A)	when the Accrued Amounts become payable, those Accrued Amounts will be payable for the account of the Existing Lender; and

(B)	the amount payable to the New Lender on that date will be the amount which would, but for the application of this Clause 25.10, have been payable to it on that date, but after deduction of the Accrued Amounts.

(b)	In this Clause 25.10 references to “Interest Period” shall be construed to include a reference to any other period for accrual of fees.

26.	NO ASSIGNMENT AND TRANSFERS BY THE COMPANY

The Company shall not assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

27.	ROLE OF THE AGENT AND THE ARRANGERS

27.1	Appointment of the Agent

(a)	Each Finance Party (other than the Agent) appoints the Agent to act as its agent under and in connection with the Finance Documents.

(b)	Each Finance Party (other than the Agent) authorises the Agent to perform the duties, obligations and responsibilities and exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

27.2	Instructions

(a)	The Agent shall:

(i)	unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by:

(A)	all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision;

(B)	the Super Majority Lenders if the relevant Finance Document stipulates the matter is a Super Majority Lender decision; and

(C)	in all other cases, the Majority Lenders; and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above.

(b)	The Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c)	Save in the case of decisions stipulated to be a matter for any other Lender or group of Lenders under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(d)	The Agent may refrain from acting in accordance with any instructions of any Lender or group of Lenders until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability which it may incur in complying with those instructions.

(e)	In the absence of instructions, the Agent may act (or refrain from acting) as it considers to be in the best interest of the Lenders.

(f)	The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document.

27.3	Duties of the Agent

(a)	Subject to paragraph (b) below, the Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(b)	Without prejudice to Clause 25.8 (Copy of Transfer Certificate, Assignment Agreement or Increase Confirmation to Company) paragraph (a) above shall not apply to any Transfer Certificate, any Assignment Agreement or any Increase Confirmation

(c)	Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)	If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(e)	If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent or the Arrangers) under this Agreement it shall promptly notify the other Finance Parties.

(f)	The Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(g)	The Agent shall only have those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is a party and no others shall be implied.

27.4	Role of the Arrangers

Except as specifically provided in the Finance Documents, the Arrangers have no obligations of any kind to any other Party under or in connection with any Finance Document.

27.5	No fiduciary duties

(a)	Nothing in any Finance Document constitutes the Agent or the Arrangers as a trustee or fiduciary of any other person.

(b)	None of the Agent, any Arranger or any Ancillary Lender shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

27.6	Business with the Group

The Agent, each Arranger and each Ancillary Lender may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

27.7	Rights and discretions of the Agent

(a)	The Agent may rely on:

(i)	any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii)	any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b)	The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 24.1 (Non-payment));

(ii)	any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

(iii)	(A)	any instructions received by it from the Majority Lenders, any Lenders or any group of Lenders are duly given in accordance with the terms of the Finance Documents; and

	(B)	unless it has received notice of revocation, that those instructions have not been revoked.

(c)	The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other professional advisers or experts.

(d)	Unless a Finance Document expressly provides otherwise the Agent may disclose to any other Party any information it reasonably believes it has received as Agent under this Agreement.

(e)	Without prejudice to the generality of paragraph (e) above, the Agent:

(i)	may disclose; and

(ii)	on the written request of the Company or the Majority Lenders shall, as soon as reasonably practicable, disclose,

the identity of a Defaulting Lender to the other Finance Parties and the Company.

(f)	Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor any Arranger is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(g)	The Agent is not obliged to disclose to any Finance Party any details of the rate notified to the Agent by any Lender or the identity of any such Lender for the purpose of paragraph (a)(ii) of Clause 12.4 (Cost of funds).

(h)	The Agent may rely on a certificate from any person:

(i)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(ii)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (h)(i) above, may assume the truth and accuracy of that certificate.

(i)	Without prejudice to the generality of paragraph (c) above or paragraph (j) below, the Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Agent (and so separate from any lawyers instructed by the Lenders) if the Agent in its reasonable opinion deems this to be desirable.

(j)	The Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(k)	The Agent may act in relation to the Finance Documents through its officers, employees and agents and the Agent shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Agent’s gross negligence or wilful misconduct.

(l)	Notwithstanding any provision of any Finance Document to the contrary, the Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

27.8	Responsibility for documentation

None of the Agent, any Arranger or any Ancillary Lender is responsible for:

(a)	the adequacy, accuracy and/or completeness of any information (whether oral or written) provided by the Agent, an Arranger, an Ancillary Lender, the Company or any other person given in or in connection with any Finance Document or the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document; or

(c)	any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

27.9	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Agent, or any Ancillary Lender), none of the Agent, nor any Ancillary Lender will be liable (including, without limitation, for negligence or any other category of liability whatsoever) for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct;

(ii)	exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document; or

(iii)	without prejudice to the generality of paragraphs (i) and (ii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party (other than the Agent or any Ancillary Lender as applicable) may take any proceedings against any officer, employee or agent of the Agent or any Ancillary Lender in respect of any claim it might have against the Agent or any Ancillary Lender or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent or any Ancillary Lender may rely on this Clause subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

(c)	The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Agent or any Arranger to carry out any “know your customer” or other checks in relation to any person; or any check on the extent to which a transaction contemplated by this Agreement might be unlawful for any Lender, on behalf of any Lender and each Lender confirms to the Agent and the Arrangers that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or any Arranger.

(e)	Without prejudice to any provision of any Finance Document excluding or limiting the Agent’s liability, any liability of the Agent arising under or in connection with any Finance Document shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Agent at any time which increase the amount of that loss. In no event shall the Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Agent has been advised of the possibility of such loss or damages.

27.10	Lenders’ indemnity to the Agent

(a)	Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of the Agent’s gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 30.10 (Disruption to Payment Systems etc.) notwithstanding the Agent’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by the Company pursuant to a Finance Document).

(b)	Subject to paragraph (c), the Company shall immediately on demand reimburse any Lender for any payment that the Lender makes to the Agent pursuant to paragraph (a) above.

(c)	Paragraph (b) shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Agent to the Company.

27.11	Resignation of the Agent

(a)	The Agent may resign and appoint one of its Affiliates acting through an office in the United Kingdom or the Netherlands as successor by giving notice to the other Finance Parties and the Company.

(b)	Alternatively the Agent may resign by giving notice to the other Finance Parties and the Company, in which case the Majority Lenders (after consultation with the Company) may appoint a successor Agent.

(c)	If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Agent (after consultation with the Company) may appoint a successor Agent (acting through an office in the United Kingdom or the Netherlands).

(d)	If the Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Agent is entitled to appoint a successor Agent under paragraph (c) above, the Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Agent to become a party to this Agreement as Agent) agree, following consultation with the Company and the proposed successor Agent, amendments to this Clause 27 and any other term of this Agreement dealing specifically with the rights or obligations of the Agent consistent with then current market practice for the appointment and protection of corporate trustees and agents together with any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Agent’s normal fee rates in respect of an agency appointment similar to that under this Agreement and those amendments will bind the Parties.

(e)	The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(f)	The Agent’s resignation notice shall only take effect upon the appointment of a successor.

(g)	Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligation under paragraph (e) above) but shall remain entitled to the benefit of Clause 16.3 (Indemnity to the Agent) and this Clause 27 (and any agency fees for the account of the retiring Agent shall cease to accrue (and shall be payable on) that date). Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(h)	The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(i)	the Agent fails to respond to a request under Clause 14.7 (FATCA Information) and the Company or a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)	the information supplied by the Agent pursuant to Clause 14.7 (FATCA Information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Agent notifies the Company and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date,

and (in each case) the Company or a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Company or that Lender, by notice to the Agent, requires it to resign.

27.12	Replacement of the Agent

(a)	After consultation with the Company, the Majority Lenders may, by giving 30 days’ notice to the Agent (or, at any time the Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Lenders) replace the Agent by appointing a successor Agent (acting through an office in the United Kingdom or the Netherlands), require it to resign in accordance with Clause 27.11 (Resignation of the Agent). In this event, the Agent shall resign in accordance with Clause 27.11 (Resignation of the Agent).

(b)	The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Lenders) make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(c)	The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Lenders to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 27 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

(d)	Any successor Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

27.13	Confidentiality

(a)	In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

27.14	Relationship with the Lenders

(a)	Subject to Clause 25.10 (Pro rata interest settlement), the Agent may treat each person shown in its records as a Lender at the opening of business (in the place of the Agent’s principal office as notified to the Finance Parties from time to time) as a Lender acting through its Facility Office, entitled to or liable for any payment under any Finance Document on that day and entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day, unless it has received not less than five Business Days’ prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)	Any Lender may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 33.5 (Electronic communication)) electronic mail address and/or any other information required to enable the transmission of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address (or such other information), department and officer by that Lender for the purposes of Clause 33.2 (Addresses) and paragraph (a)(iii) of Clause 33.5 (Electronic communication) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

27.15	Credit appraisal by the Lenders and Ancillary Lenders

Without affecting the responsibility of the Company for information supplied by it or on its behalf in connection with any Finance Document, each Lender and Ancillary Lender confirms to the Agent, each Arranger and each Ancillary Lender that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, creditworthiness, affairs, status and nature of each member of the Group;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(c)	whether that Lender or Ancillary Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(d)	the adequacy, accuracy and/or completeness of any information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

27.16	Agent’s management time

In the event that an Event of Default has occurred and is continuing, any amount payable to the Agent under Clause 16.3 (Indemnity to the Agent), Clause 18 (Costs and Expenses) and Clause 27.10 (Lenders’ indemnity to the Agent) shall include the cost of utilising the Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the Company and the Lenders, and is in addition to any fee paid or payable to the Agent under Clause 13 (Fees).

27.17	Deduction from amounts payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

27.18	Reliance and engagement letters

Each Finance Party confirms that each of the Arrangers and the Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Arrangers or Agent) the terms of any reliance letter or engagement letters relating to any reports or letters provided by accountants in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

27.19	Third party Base Reference Banks

A Base Reference Bank which is not a Party may rely on Clause 27.21 (Role of Base Reference Banks), paragraph (c) of Clause 38.2 (Exceptions) and Clause 37.4 (Confidentiality of Funding Rates) subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

27.20	No duty to monitor

The Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Party of its obligations under any Finance Document; or

(c)	whether any other event specified in any Finance Document has occurred.

27.21	Role of Base Reference Banks

(a)	No Base Reference Bank is under any obligation to provide a quotation or any other information to the Agent but may do so at the Agent’s request.

(b)	No Base Reference Bank will be liable for any action taken by it under or in connection with any Finance Document, or for any quotation provided to the Agent unless directly caused by its gross negligence or wilful misconduct.

(c)	No Party (other than the relevant Base Reference Bank) may take any proceedings against any officer, employee or agent of any Base Reference Bank in respect of any claim it might have against that Base Reference Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, or to any quotation provided to the Agent, and any officer, employee or agent of each Base Reference Bank may rely on this Clause 27.21 subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

27.22	Third party Base Reference Banks

Any Base Reference Bank which is not a Party may rely on Clause 27.21 (Role of Base Reference Banks) and Clause 37.4 (Confidentiality of Funding Rates) subject to Clause 1.5 (Third Party Rights) and the provisions of the Third Parties Act.

28.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

29.	SHARING AMONG THE FINANCE PARTIES

29.1	Payments to Finance Parties

(a)	Subject to paragraph (b) below, if a Finance Party (a “Recovering Finance Party”) receives or recovers any amount from the Company other than in accordance with Clause 30 (Payment Mechanics) (a “Recovered Amount”) and applies that amount to a payment due under the Finance Documents then:

(i)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

(ii)	the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 30 (Payment Mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(iii)	the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 30.5 (Partial payments).

(b)	Paragraph (a) above shall not apply to any amount received or recovered by an Ancillary Lender in respect of any cash cover provided for the benefit of that Ancillary Lender.

29.2	Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the Company and distribute it between the Finance Parties (other than the Recovering Finance Party) (the “Sharing Finance Parties”) in accordance with Clause 30.5 (Partial payments).

29.3	Recovering Finance Party’s rights

On a distribution by the Agent under Clause 29.2 (Redistribution of payments), of a payment received by a Recovering Finance Party from the Company, as between the Company and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by the Company.

29.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)	each Sharing Finance Party shall, upon request of the Agent, pay to the Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the “Redistributed Amount”); and

(b)	as between the Company and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by the Company.

29.5	Exceptions

(a)	This Clause 29 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause 29, have a valid and enforceable claim against the Company.

(b)	A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified the other Finance Party of the legal or arbitration proceedings; and

(ii)	the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

29.6	Ancillary Lenders

(a)	This Clause 29 shall not apply to any receipt or recovery by a Lender in its capacity as an Ancillary Lender at any time prior to service of notice under Clause 24.16 (Acceleration).

(b)	Following service of notice under Clause 24.16 (Acceleration), this Clause 29 shall apply to all receipts or recoveries by Ancillary Lenders except to the extent that the receipt or recovery represents a reduction from the Designated Gross Amount for an Ancillary Facility to its Designated Net Amount.

30.	PAYMENT MECHANICS

30.1	Payments to the Agent

(a)	On each date on which the Company or a Lender is required to make a payment under a Finance Document excluding a payment under the terms of an Ancillary Document, the Company or that Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

30.2	Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 30.3 (Distributions to the Company), Clause 30.4 (Clawback) and Clause 27.17 (Deduction from amounts payable by the Agent) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days’ notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

30.3	Distributions to the Company

The Agent may (with the consent of the Company or in accordance with Clause 31 (Set-off)) apply any amount received by it for the Company in or towards payment (on the date and in the currency and funds of receipt) of any amount due from the Company under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

30.4	Clawback

(a)	Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum. However, it may do so if it wishes.

(b)	Unless paragraph (c) below applies, if the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent, shall on demand, refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

(c)	If the Agent is willing to make available amounts for the account of the Borrower before receiving funds from the Lenders then if and to the extent that the Agent does so but it proves to be the case that it does not then receive funds from a Lender in respect of a sum which it paid to the Borrower:

(i)	the Agent shall notify the Company of that Lender’s identity and the Borrower shall on demand refund it to the Agent; and

(ii)	the Lender by whom those funds should have been made available or, if that Lender fails to do so, the Borrower, shall on demand pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding cost incurred by it as a result of paying out that sum before receiving those funds from that Lender.

30.5	Partial payments

(a)	If the Agent receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by the Company under those Finance Documents, the Agent shall apply that payment towards the obligations of the Company under those Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent and the Arrangers under those Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under those Finance Documents;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under those Finance Documents; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by the Company.

30.6	No set-off by the Company

All payments to be made by the Company under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

30.7	Business Days

(a)	Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

30.8	Currency of account

(a)	Subject to paragraphs (b) and (c) below, the Base Currency is the currency of account and payment for any sum from the Company under any Finance Document.

(b)	A repayment of a Loan or Unpaid Sum or a part of a Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated on its due date.

(c)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e)	Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

30.9	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (acting reasonably and after consultation with the Company); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably and after consultation with the Company).

(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Company) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Market and otherwise to reflect the change in currency.

30.10 Disruption to Payment Systems etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Company that a Disruption Event has occurred:

(a)	the Agent may, and shall if requested to do so by the Company, consult with the Company with a view to agreeing with the Company such changes to the operation or administration of the Facility as the Agent may deem necessary in the circumstances;

(b)	the Agent shall not be obliged to consult with the Company in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)	the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)	any such changes agreed upon by the Agent and the Company shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 38 (Amendments and Waivers);

(e)	the Agent shall not be liable for any damages, costs or losses whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 30.10; and

(f)	the Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

30.11 Impaired Agent

(a)	If, at any time, the Agent becomes an Impaired Agent, the Company or a Lender which is required to make a payment under the Finance Documents to the Agent in accordance with Clause 30.1 (Payments to the Agent) may instead either pay that amount direct to the required recipient or pay that amount to an interest-bearing account held with an Acceptable Bank within the meaning of paragraph (a) of the definition of “Acceptable Bank” and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Company or the Lender making the payment and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents. In each case such payments must be made on the due date for payment under the Finance Documents.

(b)	All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the beneficiaries of that trust account pro rata to their respective entitlements.

(c)	A Party which has made a payment in accordance with this Clause 30.11 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(d)	Promptly upon the appointment of a successor Agent in accordance with Clause 27.11 (Resignation of the Agent), each Party which has made a payment to a trust account in accordance with this Clause 30.11 shall give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Agent for distribution in accordance with Clause 30.2 (Distributions by the Agent).

31.	SET-OFF

(a)	While an Event of Default is continuing, a Finance Party may set-off any matured obligation due from the Company under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to the Company, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. That Finance Party shall promptly notify the Company of any such set-off or conversion.

For the avoidance of doubt, the Finance Parties shall be entitled to exercise such right of set-off in relation to the Ancillary Facilities and the Hedging Agreements at any time.

(b)	Any credit balances taken into account by an Ancillary Lender when operating a net limit in respect of any overdraft under an Ancillary Facility shall on enforcement of the Finance Documents be applied first in reduction of the overdraft provided under that Ancillary Facility in accordance with its terms.

32.	[RESERVED]

33.	NOTICES

33.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter or any electronic method of communication approved by the Agent and, in relation to communications with any member of the Group, the Company.

33.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Company, that identified with its name below;

(b)	in the case of each Lender, each Ancillary Lender or the Company, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(c)	in the case of the Agent, that identified with each of their names below,

or any substitute address or fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days’ notice.

1.	The Company:

Notice Details

Address:

Prior to 13 April 2018:

InterXion Holding N.V.

Tupolevlaan 24,

1119 NX Schiphol-Rijk,

The Netherlands

From 13 April 2018 onwards:

InterXion Holding N.V.

c/o InterXion Headquarters B.V.

Scorpius 30 (Building E)

2132 LR Hoofddorp

The Netherlands

Attention:	D.C. Ruberg

2.	The Agent:

Notice Details

Address:	ABN AMRO Bank N.V. Agency Syndicated Loans Daalsesingel 71 3511 SW Utrecht The Netherlands

Email:	ABN.AMRO.Agency.Team.2@nl.abnamro.com

Attention:	Agency Syndicated Loans (PAC EA8550)

33.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 33.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Agent will be effective only when actually received by the Agent and then only if it is expressly marked for the attention of the department or officer identified with the signature of the Agent (as the case may be) below (or any substitute department or officer as the Agent shall specify for this purpose).

(c)	All notices from or to the Company shall be sent through the Agent.

(d)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (c) above, after 5:00 p.m. in the place of receipt shall be deemed only to become effective the following day.

33.4	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 33.2 (Addresses) or changing its own address or fax number, the Agent shall notify the other Parties.

33.5	Electronic communication

(a)	Any communication to be made by one person to another under or in connection with the Finance Documents may be made by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website), provided such persons:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(b)	Any such electronic communication as specified in paragraph (a) above made between the Company and a Finance Party may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication.

(c)	Any such electronic communication as specified in paragraph (a) above made between any two Parties will be effective only when actually received (or made available) in readable form and in the case of any electronic communication made by a Party to the Agent only if it is addressed in such a manner as the Agent shall specify for this purpose.

(d)	Any electronic communication which becomes effective, in accordance with paragraph (c) above, after 5:00 p.m. in the place in which the Party to whom the relevant communication is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

(e)	Any reference in a Finance Document to a communication being sent or received shall be construed to include that communication being made available in accordance with this Clause 33.5.

33.6	Use of websites

(a)	The Company may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the “Website Lenders”) who accept this method of communication by posting this information onto an electronic website designated by the Company and the Agent (the “Designated Website”) if:

(i)	the Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

(ii)	both the Company and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii)	the information is in a format previously agreed between the Company and the Agent.

If any Lender (a “Paper Form Lender”) does not agree to the delivery of information electronically then the Agent shall notify the Company accordingly and the Company shall at its own cost supply the information to the Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event the Company shall at its own cost supply the Agent with at least one copy in paper form of any information required to be provided by it.

(b)	The Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Company and the Agent.

(c)	The Company shall promptly upon becoming aware of its occurrence notify the Agent if:

(i)	the Designated Website cannot be accessed due to technical failure;

(ii)	the password specifications for the Designated Website change;

(iii)	any new information which is required to be provided under this Agreement is posted onto the Designated Website;

(iv)	any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(v)	the Company becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If the Company notifies the Agent under paragraph (c)(i) or paragraph (c)(v) above, all information to be provided by the Company under this Agreement after the date of that notice shall be supplied in paper form unless and until the Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d)	Any Website Lender may request, through the Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Company shall at its own cost comply with any such request within ten Business Days.

33.7	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

33.8	Communication when Agent is Impaired Agent

If the Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Agent, communicate with each other directly and (while the Agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement Agent has been appointed.

34.	CALCULATIONS AND CERTIFICATES

34.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

34.2	Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document shall set out the basis of calculation in reasonable detail and is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

34.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Market differs, in accordance with that market practice.

35.	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

36.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

37.	CONFIDENTIALITY

37.1	Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 37.2 (Disclosure in relation to the Company and/or Finance Parties) and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

37.2	Disclosure in relation to the Company and/or Finance Parties

(a)	Disclosure of Confidential Information

Any Finance Party may disclose:

(i)	to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(ii)	to any person:

(A)	to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents and to any of that person’s Affiliates, Related Funds, representatives and professional advisers;

(B)	(with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or the Company and to any of that person’s Affiliates, Related Funds, representatives and professional advisers;

(C)	appointed by any Finance Party or by a person to whom paragraph (ii)(A) or (ii)(B) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (b) of Clause 27.14 (Relationship with the Lenders));

(D)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (ii)(A) or (ii)(B) above;

(E)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(F)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 25.9 (Security over Lenders’ rights);

(G)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(H)	who is a Party; or

(I)	with the consent of the Company;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(I)	in relation to paragraphs (ii)(A), (ii)(B) and (ii)(C) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(II)	in relation to paragraph (ii)(D) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(III)	in relation to paragraphs (ii)(E), (ii)(F) and (ii)(G) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;

(iii)	to any person appointed by that Finance Party or by a person to whom paragraph (ii)(A) or (ii)(B) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (iii) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Company and the relevant Finance Party; and

(iv)	to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Company if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

(b)	Disclosure to numbering service providers

(i)	Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and/or the Company the following information:

(A)	name of the Company;

(B)	country of domicile of the Company;

(C)	place of incorporation of the Company;

(D)	date of this Agreement;

(E)	Clause 41 (Governing Law);

(F)	the names of the Agent and the Arrangers;

(G)	date of each amendment and restatement of this Agreement;

(H)	amount of Total Commitments;

(I)	currencies of the Facility;

(J)	type of Facility;

(K)	ranking of Facility;

(L)	Termination Date for the Facility;

(M)	changes to any of the information previously supplied pursuant to paragraphs (A) to (L) above; and

(N)	such other information agreed between such Finance Party and the Company,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(c)	The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility and/or the Company by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(d)	The Company represents that none of the information set out in paragraphs (A) to (N) of paragraph (i) above is, nor will at any time be, unpublished price-sensitive information.

(e)	The Agent shall notify the Company and the other Finance Parties of:

(i)	the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facility and/or the Company; and

(ii)	the number or, as the case may be, numbers assigned to this Agreement, the Facility and/or the Company by such numbering service provider.

37.3	[Reserved]

37.4	Confidentiality of Funding Rates

(a)	The Agent and the Company agree to keep each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b), (c) and (d) below.

(b)	The Agent may disclose:

(i)	any Funding Rate (but not, for the avoidance of doubt, any Reference Bank Quotation) to the Borrower pursuant to Clause 10.4 (Notification of rates of interest); and

(ii)	any Funding Rate or any Reference Bank Quotation to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Agent and the relevant Lender or Base Reference Bank, as the case may be.

(c)	The Agent may disclose any Funding Rate or any Reference Bank Quotation, and the Company may disclose any Funding Rate, to:

(i)	any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate or Reference Bank Quotation is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or Reference Bank Quotation or is otherwise bound by requirements of confidentiality in relation to it;

(ii)	any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the Company, as the case may be, it is not practicable to do so in the circumstances;

(iii)	any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the Company, as the case may be, it is not practicable to do so in the circumstances; and

(iv)	any person with the consent of the relevant Lender or Base Reference Bank, as the case may be.

(d)	The Agent’s obligations in this Clause 37.4 relating to Reference Bank Quotations are without prejudice to its obligations to make notifications under Clause 10.4 (Notification of rates of interest) provided that (other than pursuant to paragraph (b)(i) above) the Agent shall not include the details of any individual Reference Bank Quotation as part of any such notification.

(e)	The Agent and the Company acknowledge that each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Agent and the Company undertake not to use any Funding Rate or, in the case of the Agent, any Reference Bank Quotation for any unlawful purpose.

(f)	The Agent and the Company agree (to the extent permitted by law and regulation) to inform the relevant Lender or Base Reference Bank, as the case may be:

(i)	of the circumstances of any disclosure made pursuant to paragraph (c)(ii) above except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii)	upon becoming aware that any information has been disclosed in breach of this Clause 37.4.

(g)	No Default or Event of Default will occur under Clause 24.3 (Other obligations) by reason only of the Company’s failure to comply with this Clause 37.4.

37.5	Entire agreement

This Clause 37 constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

37.6	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse (including, but not limited to, the Market Abuse Regulation (Regulation 596/2014)) and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

37.7	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Company:

(a)	of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b) of Clause 37.2 (Disclosure in relation to the Company and/or Finance Parties) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 37.

37.8	Continuing obligations

The obligations in this Clause 37 are continuing and, in particular, shall survive and remain binding on each Finance Party until the earlier to occur of: (a) the date of termination of this Agreement and (b) the date falling twelve months after the date on which such Finance Party otherwise ceases to be a Finance Party.

38.	AMENDMENTS AND WAIVERS

38.1	Required consents

(a)	Subject to Clause 38.2 (Exceptions), and without prejudice to Clause 9.9 (Replacement of a Lender), any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Company and any such amendment or waiver will be binding on all Parties.

(b)	The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 38.

38.2	Exceptions

(a)	Subject to Clause 38.3 (Technical Amendments) and Clause 38.4 (Replacement of Screen Rate), an amendment or waiver that has the effect of changing or which relates to:

(i)	the definition of “Majority Lenders” and “Super Majority Lenders” in Clause 1.1 (Definitions);

(ii)	an extension to the date of payment of any amount under the Finance Documents;

(iii)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(iv)	a change in currency of payment of any amount under the Finance Documents;

(v)	an increase in or an extension of any Commitment or the Total Commitments (other than in accordance with Clause 2.2 (Increase));

(vi)	a change to the Borrower;

(vii)	any provision which expressly requires the consent of all the Lenders; or

(viii)	Clause 2.3 (Finance Parties’ rights and obligations), Clause 9.1 (Illegality), Clause 9.2 (Change of control or sale of assets), Clause 9.9 (Replacement of a Lender), Clause 19 (Subordination), Clause 25 (Changes to the Lenders), Clause 41 (Governing Law), Clause 42 (Enforcement) or this Clause 38, shall not be made without the prior consent of all the Lenders.

(b)	An amendment or waiver that has the effect of changing or relates to Clause 9.3 (Asset Sale Proceeds, Insurance Proceeds and Financing Proceeds) shall not be made without the prior consent of the Super Majority Lenders.

(c)	An amendment or waiver which relates to the rights or obligations of the Agent, the Arrangers, any Ancillary Lender or a Base Reference Bank (each in their capacity as such) may not be effected without the consent of the Agent, the Arrangers, that Ancillary Lender or that Base Reference Bank, as the case may be.

(d)	Any amendment, consent, waiver or approval relating to a Fee Letter shall only require the consent, waiver or approval of the parties thereunder.

38.3	Technical Amendments

The Agent and the Company may determine administrative matters and/or make technical amendments arising out of minor errors, typographical errors or manifest errors on the face of any Finance Document, where such amendment would not prejudice or otherwise be adverse to the interests of the Lenders (taken as a whole) under this Agreement, without reference to the Lenders.

38.4	Replacement of Screen Rate

Subject to paragraph (c) of Clause 38.2 (Exceptions), if any Screen Rate is not available for a currency which can be selected for a Loan, any amendment or waiver which relates to providing for another benchmark rate to apply in relation to that currency in place of that Screen Rate (or which relates to aligning any provision of a Finance Document to the use of that other benchmark rate) may be made with the consent of the Majority Lenders and the Company.

39.	DISCLOSURE OF LENDER DETAILS BY AGENT

39.1	Supply of Lender details to Company

The Agent shall provide to the Company, within five Business Days of a request by the Company (but no more frequently than once per calendar quarter), a list (which may be in electronic form) setting out the names of the Lenders as at the date of that request, their respective Commitments, the address and fax number (and the department or officer, if any, for whose attention any communication is to be made) of each Lender for any communication to be made or document to be delivered under or in connection with the Finance Documents, the electronic mail address and/or any other information required to enable the transmission of information by electronic mail or other electronic means to and by each Lender to whom any communication under or in connection with the Finance Documents may be made by that means and the account details of each Lender for any payment to be distributed by the Agent to that Lender under the Finance Documents.

39.2	Supply of Lender details at Company’s direction

(a)	The Agent shall, at the request of the Company, disclose the identity of the Lenders and the details of the Lenders’ Commitments to any:

(i)	other Party or any other person if that disclosure is made to facilitate, in each case, a refinancing of the Financial Indebtedness arising under the Finance Documents or a material waiver or amendment of any term of any Finance Document; and

(ii)	member of the Group.

(b)	Subject to paragraph (c) below, the Company shall procure that the recipient of information disclosed pursuant to paragraph (a) above shall keep such information confidential and shall not disclose it to anyone and shall ensure that all such information is protected with security measures and a degree of care that would apply to the recipient’s own confidential information.

(c)	The recipient may disclose such information to any of its officers, directors, employees, professional advisers, auditors and partners as it shall consider appropriate if any such person is informed in writing of its confidential nature, except that there shall be no such requirement to so inform if that person is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by duties of confidentiality in relation to the information.

39.3	Supply of Lender details to other Lenders

(a)	If a Lender (a “Disclosing Lender”) indicates to the Agent that the Agent may do so, the Agent shall disclose that Lender’s name and Commitment to any other Lender that is, or becomes a Disclosing Lender.

(b)	The Agent shall, if so directed by the requisite Lenders, request each Lender to indicate to it whether it is a Disclosing Lender.

40.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

41.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law, provided that Schedule 13 (New York Law Undertakings) shall be interpreted in accordance with New York law (without prejudice to the fact that this Agreement is governed by English law).

42.	ENFORCEMENT

42.1	Jurisdiction of English courts

(a)	Subject to paragraphs (c) below the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 42.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

42.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, the Company:

(i)	irrevocably appoints InterXion Carrier Hotel Limited as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(ii)	agrees that failure by an agent for service of process to notify the Company of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Company must immediately (and in any event within three days of such event taking place) appoint another agent on terms acceptable to the Agent. Failing this, the Agent may appoint another agent for this purpose.

(c)	The Company expressly agrees and consents to the provisions of this Clause 42 and Clause 41 (Governing Law).

42.3	Contractual recognition of bail-in

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

THE PARTIES

Part 1

The Borrower

Name of Borrower	Place of Incorporation/Registration	Registration number (or equivalent, if any)
InterXion Holding N.V.	Netherlands	33301892

Part 2

The Original Lenders

Name of Original Lender	Commitment (EUR)
ABN AMRO Bank N.V.	112,500,000
Bank of America Merrill Lynch International Limited	112,500,000
Total	225,000,000

SCHEDULE 2

CONDITIONS PRECEDENT

1.	Corporate Documents

(a)	A copy of the constitutional documents of the Company including an up-to-date extract from the Dutch trade register (handelsregister) relating to it dated no earlier than 5 Business Days prior to the date of this Agreement.

(b)	A copy of an extract of the board of managing directors (or any equivalent corporate body) of the Company:

(i)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute, deliver and perform the Finance Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(c)	To the extent required, a copy of the extract of the minutes of the meeting of the board of supervisory directors of the Company approving the resolutions of the board of managing directors referred to under (b) above and confirming that the general meeting of shareholders has not appointed any person to represent the Company in case of a conflict of interest.

(d)	To the extent required, a copy of a resolution of the supervisory board or advisory board of the Company approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party.

(e)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

(f)	A certificate of the Company (signed by an authorised signatory) confirming that borrowing the Total Commitments would not cause any borrowing or similar limit binding on it to be exceeded.

(g)	A certificate of the Company (signed by an authorised signatory) certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

2.	Finance Documents

(a)	A copy of this Agreement executed by the Company.

(b)	The Fee Letters executed by the Company.

3.	Legal opinions

The following legal opinions, each addressed to the Agent and any persons which become Lenders.

(a)	a legal opinion of Shearman & Sterling (London) LLP, legal adviser to the Agent and the Arrangers as to English law;

(b)	a legal opinion of Van Doorne N.V., legal adviser to the Agent and the Arrangers as to Netherlands law concerning the enforceability of this Agreement; and

(c)	a legal opinion of Loyens & Loeff N.V., legal advisor to the Company as to matters of Netherlands law concerning the capacity of the Company to enter into this Agreement.

4.	Other documents and evidence

(a)	A copy of the Original Financial Statements.

(b)	Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 13 (Fees), Clause 14.5 (Stamp taxes) and Clause 18 (Costs and Expenses) have been paid or will be paid by on or prior to the date of this Agreement.

(c)	The Group Structure Chart.

(d)	The Business Plan.

(e)	A certificate from the Company confirming that the entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with the Existing SSRCF, the Indenture, the Existing Senior Secured RCF or the Intercreditor Agreement.

(f)	Evidence that the agent for service of process has accepted its appointment in relation to the Company.

SCHEDULE 3

UTILISATION REQUEST

From:    InterXion Holding N.V. as Borrower

To:        [ 🌑 ] as Agent

Dated:

Dear Sirs

InterXion Holding N.V. – Unsecured Subordinated Revolving Facility Agreement dated [ 🌑 ] 2018 (the “Agreement”)

1.	We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

Borrower:	[ 🌑 ]

Proposed Utilisation Date:	[ 🌑 ] (or, if that is not a Business Day, the next Business Day)

Currency:	Euro

Amount:	[ 🌑 ] or, if less, the Available Facility

Interest Period:	[ 🌑 ]

3.	We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4.	We confirm that as of the Utilisation Date, an aggregate principal amount of not less than €180,000,000 (or its equivalent) is or will be outstanding under the Existing SSRCF and/or the Existing Senior Secured RCF.

5.	The proceeds of this Loan should be credited to [account].

6.	This Utilisation Request is irrevocable.

Yours faithfully

authorised signatory for
InterXion Holding N.V.

[WARNING NOTE:

PLEASE SEEK DUTCH LEGAL ADVICE (I) UNTIL THE INTERPRETATION OF THE TERM “PUBLIC” (AS REFERRED TO IN ARTICLE 4.1(1) OF THE CRR) HAS BEEN PUBLISHED BY THE COMPETENT AUTHORITY, IF THE SHARE OF A LENDER IN ANY UTILISATION REQUESTED BY THE BORROWER IS LESS THAN EUR 100,000 (OR THE FOREIGN CURRENCY EQUIVALENT THEREOF) AND (II) AS SOON AS THE INTERPRETATION OF THE TERM “PUBLIC” HAS BEEN PUBLISHED BY THE COMPETENT AUTHORITY, IF THE LENDER IS CONSIDERED TO BE PART OF THE PUBLIC ON THE BASIS OF SUCH INTERPRETATION.]

SCHEDULE 4

FORM OF TRANSFER CERTIFICATE

To:	[ 🌑 ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below); and

From:	[The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”)

Dated:

InterXion Holding N.V. – Unsecured Subordinated Revolving Facility Agreement dated [ 🌑 ] 2018 (the “Facility Agreement”)

1.	We refer to the Facility Agreement. This agreement (the “Agreement”) shall take effect as a Transfer Certificate for the purpose of the Facility Agreement. Terms defined in the Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2.	We refer to Clause 25.6 (Procedure for transfer) of the Facility Agreement:

(a)	The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender’s Commitment, rights and obligations referred to in the Schedule in accordance with Clause 25.6 (Procedure for transfer) of the Facility Agreement.

(b)	The proposed Transfer Date is [ 🌑 ].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 33.2 (Addresses) of the Facility Agreement are set out in the Schedule.

3.	The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 25.5 (Limitation of responsibility of Existing Lenders) of the Facility Agreement.

4.	The New Lender hereby warrants and represents that it is not a business competitor or an Affiliate of a business competitor of any member of the Group.

5.	[The New Lender hereby warrants and represents that it is not to be considered part of the ‘public’ as referred to in article 4.1.(1) of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms.][1]

6.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

7.	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

8.	This Agreement has been executed and delivered as a deed on the date stated at the beginning of this Agreement.

[1]	To be included if the amount transferred is less than EUR 100,000.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]

Branch: [ 🌑 ]	Branch: [ 🌑 ]

Branch Market Entity Identifier (“MEI”): [ 🌑 ]	Branch MEI: [ 🌑 ]

By:	By:

This Agreement is accepted by the Agent and the Transfer Date is confirmed as [ 🌑 ].

[Agent]

Agent MEI: [ 🌑 ]

By:

SCHEDULE 5

FORM OF ASSIGNMENT AGREEMENT

To:	[ 🌑 ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below); and

From: [The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”).

Dated:

InterXion Holding N.V. – Unsecured Subordinated Revolving Facility Agreement dated [ 🌑 ] 2018 (the “Facility Agreement”)

1.	We refer to the Facility Agreement. This agreement (the “Agreement”) shall take effect as an Assignment Agreement for the purpose of the Facility Agreement. Terms defined in the Agreement have the same meaning in the Facility Agreement unless given a different meaning in this Agreement.

We refer to Clause 25.7 (Procedure for assignment) of the Facility Agreement.

(a)	The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Facility Agreement, the other Finance Documents which correspond to that portion of the Existing Lender’s Commitments and participations in Loans under the Facility Agreement as specified in the Schedule.

(b)	The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender’s Commitments and participations in Loans under the Facility Agreement specified in the Schedule.

(c)	The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.[2]

(d)	The proposed Transfer Date is [ 🌑 ].

(i)	On the Transfer Date the New Lender becomes Party to the Finance Documents as a Lender

(e)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 33.2 (Addresses) are set out in the Schedule.

2.	The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 25.5 (Limitation of responsibility of Existing Lenders) of the Facility Agreement.

3.	(a)	This Agreement acts as notice to the Agent (on behalf of each Finance Party) and, upon delivery in accordance with Clause 25.8 (Copy of Transfer Certificate, Assignment Agreement or Increase Confirmation to the Company), to the Company of the assignment referred to in this Agreement.

[2]	If the Assignment Agreement is used in place of a Transfer Certificate in order to avoid a novation of rights/obligations for reasons relevant to a civil jurisdiction, local law advice should be sought to check the suitability of the Assignment Agreement due to the assumption of obligations contained in paragraph (c) of Clause 25.7 (Procedure for assignment).

4.	The New Lender hereby warrants and represents that it is not a business competitor or an Affiliate of a business competitor of any member of the Group.

5.	[The New Lender hereby warrants and represents that it is not to be considered part of the ‘public’ as referred to in article 4.1.(1) of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms.][3]

6.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

7.	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

8.	This Agreement has been executed and delivered as a deed on the date stated at the beginning of this Agreement.

[3]	To be included if the amount transferred is less than EUR 100,000.

THE SCHEDULE

Commitment/rights and obligations to be transferred by assignment, release and accession

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

By:	By:

This Agreement is accepted as an Assignment Agreement for the purposes of the Facility Agreement by the Agent and the Transfer Date is confirmed as [ 🌑 ].

Signature of this Agreement by the Agent constitutes confirmation by the Agent of receipt of notice of the assignment referred to in this Agreement, which notice the Agent receives on behalf of each Finance Party.

[Agent]

By:

SCHEDULE 6

ANCILLARY LENDER AFFILIATE ACCESSION UNDERTAKING

To:	[Insert full name of Agent] for itself and each of the other Finance Parties under the Facility Agreement referred to below.

From:	[Acceding Affiliate of a Lender]

InterXion Holding N.V. – Unsecured Subordinated Facility Agreement dated [ 🌑 ] 2018 (the “Facility Agreement”)

THIS UNDERTAKING is made on [date] by [insert full name of Affiliate of Lender] (the “Acceding Ancillary Lender”). Terms defined in the Facility Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

The Acceding Ancillary Lender is an Affiliate of a Lender and has become a provider of an Ancillary Facility. In consideration of the Acceding Ancillary Lender being accepted as an Ancillary Lender for the purposes of the Facility Agreement, the Acceding Ancillary Lender confirms, for the benefit of the parties to the Facility Agreement, that, as from [date], it intends to be party to the Facility Agreement as an Ancillary Lender, and undertakes to perform all the obligations expressed in the Facility Agreement to be assumed by a Lender and agrees that it shall be bound by all the provisions of the Facility Agreement, as if it had been an original party to the Facility Agreement as an Ancillary Lender.

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into on the date stated above and is delivered on the date stated above.

Acceding Ancillary Lender

By:

Address:

Fax:

Accepted by the Agent

for and on behalf of
[Insert full name of Agent]

Date:

SCHEDULE 7

[RESERVED]

SCHEDULE 8

FORM OF COMPLIANCE CERTIFICATE

To:	[ 🌑 ] as Agent

From:	InterXion Holding N.V.

Dated:

Dear Sirs

InterXion Holding N.V. – Unsecured Subordinated Revolving Facility Agreement dated [ 🌑 ] 2018 (the “Agreement”)

1.	We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.	We confirm that as at the date of this certificate, the Company is in compliance with the financial covenant set out in Clause 22.2 (Financial condition) of the Facility Agreement and the Schedule hereto attaches calculations confirming this.

3.	[Include in Compliance Certificate delivered with Annual Financial Statements] We confirm that as at the date of this certificate: (i) each of the following companies constitute Material Companies and Dormant Subsidiaries for the purposes of the Facility Agreement: [ 🌑 ] and (ii) the following company is no longer a Dormant Subsidiary: [ 🌑 ].

4.	We confirm that no Default is continuing. [If this statement cannot be made, the certificate should identify the Default that is continuing and the steps, if any, being taken to remedy it.]

Signed:
	Director of the Company	Director of the Company

[insert applicable certification language]

for and on behalf of
[name of auditors of the Company]

SCHEDULE 9

LMA FORM OF CONFIDENTIALITY UNDERTAKING

To: [insert name of Potential Lender]

Re: InterXion Holding N.V. – Unsecured Subordinated Revolving Facility Agreement dated [ 🌑 ] 2018 (the “Facility”)

Company:    InterXion Holding N.V. (the “Company”)

Amount:

Agent:

Dear Sirs,

We understand that you are considering participating in the Facility. In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

1.	Confidentiality Undertaking

You undertake:

(a)	to keep the Confidential Information confidential and not to disclose it to anyone except as provided for by paragraph 2 below and to ensure that the Confidential Information is protected with security measures and a degree of care that is at least the same as that which would apply to your own similar confidential information;

(b)	to keep confidential and not disclose to anyone except as provided for by paragraph 2 below the fact that the Confidential Information has been made available or that discussions or negotiations are taking place or have taken place between us in connection with the Facility;

(c)	to use the Confidential Information only for the Permitted Purpose; and

(d)	to use all reasonable endeavours to ensure that any person to whom you pass any Confidential Information (unless disclosed under paragraph 2(b) below) acknowledges and complies with the provisions of this letter as if that person were also a party to it.

2.	Permitted Disclosure

We agree that you may disclose Confidential Information and those matters referred to in paragraph 1(b) above:

(a)	to members of the Participant Group and their officers, directors, employees, professional advisers and auditors to the extent necessary for the Permitted Purpose and to any auditors of members of the Participant Group if any person to whom the Confidential Information is to be given pursuant to this paragraph 2(a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information, except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	(i) where requested or required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body, (ii) where required by the rules of any stock exchange on which the shares or other securities of any member of the Participant Group are listed or (iii) where required by the laws or regulations of any country with jurisdiction over the affairs of any member of the Participant Group provided that, prior to any disclosures under any of the preceding clauses you shall give, if legally permitted, advance written notice to us so that we may determine whether to seek to void such required disclosure or take any other remedy;

(c)	notwithstanding paragraphs 2(a) and 2(b) above, Confidential Information to such persons to whom, and on the same terms as, a Finance Party is permitted to disclose Confidential Information under the Agreement, as if such permissions were set out in full in this letter and as if references in those permissions to Finance Party were references to you; or

(d)	with the prior written consent of us and the Company.

3.	Notification of Required or Unauthorised Disclosure

You agree (to the extent permitted by law and except where disclosure is to be made to any competent supervisory or regulatory body during the ordinary course of its supervisory or regulatory function over you) to inform us of the full circumstances of any disclosure under paragraph 2(b) or upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4.	Return of Copies

If we so request in writing, you shall return all Confidential Information supplied to you by us and destroy or permanently erase (to the extent technically practicable) all copies of Confidential Information made by you and use all reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases (to the extent technically practicable) such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under paragraph 2(b) above.

5.	Continuing Obligations

The obligations in this letter are continuing and, in particular, shall survive the termination of any discussions or negotiations between you and us. Notwithstanding the previous sentence, the obligations in this letter shall cease on the earlier of (a) the date you become a party to or otherwise acquire (by assignment or otherwise) a direct interest in the Facility or (b) twelve months after you have returned all Confidential Information supplied to you by us and destroyed or permanently erased (to the extent technically practicable) all copies of Confidential Information made by you (other than any such Confidential Information or copies which have been disclosed under paragraph 2 above (other than sub-paragraph 2(a)) or which, pursuant to paragraph 4 above, are not required to be returned or destroyed) or (c) twelve months after the date of this letter.

6.	No Representation; Consequences of Breach, etc.

You acknowledge and agree that:

(a)	neither we nor any of our officers, employees or advisers (each a “Relevant Person”) (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or any member of the Group or the assumptions on which it is based or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by us or any member of the Group or be otherwise liable to you or any other person in respect to the Confidential Information or any such information; and

(b)	we or members of the Group may be irreparably harmed by the breach of the terms of this letter and damages may not be an adequate remedy; each Relevant Person or member of the Group may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

7.	Entire Agreement; No Waiver; Amendments, etc.

7.1	This letter constitutes the entire agreement between us in relation to your obligations regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

7.2	No failure or delay in exercising any right or remedy under this letter will operate as a waiver thereof nor will any single or partial exercise of any right or remedy preclude any further exercise thereof or the exercise of any other right or remedy under this letter.

7.3	The terms of this letter and your obligations under this letter may only be amended or modified by written agreement between us.

8.	Inside Information

You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and you undertake not to use any Confidential Information for any unlawful purpose.

9.	Nature of Undertakings

The undertakings given by you under this letter are given to us and (without implying any fiduciary obligations on our part) are also given for the benefit of the Company and each other member of the Group.

10.	Third party rights

(a)	Subject to this paragraph 10 and to paragraphs 6 and 9, a person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or to enjoy the benefit of any terms of this letter.

(b)	The Relevant Persons and each member of the Group may enjoy the benefit of the terms of paragraphs 6 and 9 subject to and in accordance with this paragraph 10 and the provisions of the Third Parties Act.

(c)	Notwithstanding any provisions of this letter, the parties to this letter do not require the consent of any Relevant Person or any member of the Group to rescind or vary this letter at any time.

11.	Governing Law and Jurisdiction

(a)	This letter and the agreement constituted by your acknowledgement of its terms (the “Letter”) and any non-contractual obligations arising out of or in connection with it (including any non-contractual obligations arising out of the negotiation of the transaction contemplated by this Letter) are governed by English law.

(b)	The courts of England have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter (including a dispute relating to any non-contractual obligation arising out of or in connection with either this Letter or the negotiation of the transaction contemplated by this Letter).

12.	Definitions

In this letter (including the acknowledgement set out below):

“Confidential Information” means any information relating to the Company, the Group, and the Facility provided to you by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that (a) is or becomes public knowledge other than as a direct or indirect result of any breach of this letter or (b) is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you after that date, other than from a source which is connected with the Group and which, in either case, as far as you are aware, has not been obtained in violation of, and is not otherwise subject to, any obligation of confidentiality.

“Group” means the Company, each of its subsidiaries and group companies, each company of which the Company is a subsidiary and each of such company’s subsidiaries and group companies (as such terms are defined in sections 2:24a and 24b of the Dutch Civil Code (Burgerlijk Wetboek).

“Participant Group” means you, each of your holding companies and group companies, each company of which you are a subsidiary and each of such company’s subsidiaries and group companies (as such terms are defined in sections 2:24a and 24b of the Dutch Civil Code (Burgerlijk Wetboek).

“Permitted Purpose” means considering and evaluating whether to enter into the Facility.

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully

For and on behalf of
[Bank]

To:	[Bank]

InterXion Holding N.V.

We acknowledge and agree to the above:

For and on behalf of
[Potential Lender]

SCHEDULE 10

TIMETABLES

Loans in Euro

Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request))	U-3 11:00 a.m.

Agent notifies the Lenders of the Loan in accordance with Clause 5.4 (Lenders’ participation)	U-3 3:00 p.m.

EURIBOR is fixed	Quotation Day as of 11:00 a.m. (Brussels time) in respect of EURIBOR

“U” =           date of loan

“U – X” =    X Business Days prior to date of loan

SCHEDULE 11

FORM OF INCREASE CONFIRMATION

To:	[ 🌑 ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below); and

InterXion Holding N.V.

From: [the Increase Lender] (the “Increase Lender”)

Dated:

InterXion Holding N.V. – Unsecured Subordinated Revolving Facility Agreement dated [ 🌑 ] 2018 (the “Facility Agreement”)

1.	We refer to the Facility Agreement. This agreement (the “Agreement”) shall take effect as an Increase Confirmation for the purpose of the Facility Agreement. Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2.	We refer to Clause 2.2 (Increase) of the Facility Agreement.

3.	The Increase Lender agrees to assume and will assume all of the obligations corresponding to the Commitment specified in the Schedule (the “Relevant Facility Commitment”) as if it was an Original Lender under the Facility Agreement.

4.	The proposed date on which the increase in relation to the Increase Lender and the Relevant Facility Commitment is to take effect (the “Increase Date”) is [ 🌑 ].

5.	On the Increase Date, the Increase Lender becomes party to the relevant Finance Documents as a Lender.

6.	The Facility Office and address, fax number and attention details for notices to the Increase Lender for the purposes of Clause 33.2 (Addresses) are set out in the Schedule.

7.	The Increase Lender expressly acknowledges the limitations on the Lenders’ obligations referred to in paragraph (f) of Clause 2.2 (Increase).

8.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

9.	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

10.	This Agreement has been executed and delivered as a deed on the date stated at the beginning of this Agreement.

THE SCHEDULE

Relevant Facility Commitment/rights and obligations to be assumed by the Increase Lender

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Increase Lender]

By:

This Agreement is accepted as an Increase Confirmation for the purposes of the Facility Agreement by the Agent and the Increase Date is confirmed as [ 🌑 ].

Agent

By:

SCHEDULE 12

DORMANT SUBSIDIARIES

Name of Company	Jurisdiction of Incorporation	Registration number (or equivalent, if any)
Interxion Telecom Ltd	United Kingdom	03721595

Interxion BV	Netherlands	34153400

Interxion Consultancy Services BV	Netherlands	34136516

Interxion Trading BV	Netherlands	33303298

Interxion Telecom BV	Netherlands	33303297

InterXion Trademarks B.V.	Netherlands	34160089

Each of the companies identified in the table above is a 100 per cent wholly owned Subsidiary of the Company.

SCHEDULE 13

NEW YORK LAW UNDERTAKINGS

Any capitalised terms used in this Schedule 13 that are not otherwise defined herein shall have the meaning given in Clause 1.1 (Definitions) of this Agreement in accordance with English law.

In this Schedule 13, a reference to a “Section” is a reference to a Section in this Schedule 13.

1.	Limitation on Debt

1.1	The Company shall not, and shall not permit any Restricted Subsidiary to, create, issue, incur, assume, guarantee or in any manner become directly or indirectly liable with respect to or otherwise become responsible for, contingently or otherwise, the payment of (individually and collectively, to “Incur” or, as appropriate, an “Incurrence”), any Debt (including any Acquired Debt); provided that the Company and any Restricted Subsidiary shall be permitted to Incur Debt (including Acquired Debt) if:

(a)	after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, on a pro forma basis, no Default or Event of Default would occur or be continuing; and

(b)	at the time of such Incurrence and after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, on a pro forma basis, the Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters for which financial statements are available immediately preceding the Incurrence of such Debt, taken as one period, would be greater than 2.00 to 1.00.

1.2	This Section 1 (Limitation on Debt) shall not, however, prohibit the following (collectively, “Permitted Debt”):

(a)	the Incurrence by the Company or any Restricted Subsidiary of Debt under this Agreement;

(b)	the Incurrence by the Company or any Restricted Subsidiary of Debt under Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed an amount equal to (i) €100,000,000, plus (ii) in the case of any refinancing of any Debt permitted under this paragraph (b), the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing;

(c)	the Incurrence by the Company of Debt pursuant to the Notes (other than Additional Notes) and the Incurrence of Debt by Restricted Subsidiaries pursuant to the Note Guarantees (other than guarantees of Additional Notes);

(d)	any Debt of the Company or any Restricted Subsidiary outstanding on the date of this Agreement (other than Debt described in paragraphs (b) or (c) of this Section 1.2);

(e)	the Incurrence by the Company or any Restricted Subsidiary of intercompany Debt between the Company and any Restricted Subsidiary or between or among Restricted Subsidiaries; provided that:

(i)	if the Company or a RCF Obligor is the obligor on any such Debt and the lender of such Debt is not the Company or a RCF Obligor, it is unsecured and expressly subordinated in right of payment to the prior payment in full in cash (whether upon Stated Maturity, acceleration or otherwise) and the performance in full of its obligations under this Agreement; and

(ii)	(x) any disposition, pledge or transfer of any such Debt to any Person (other than a disposition, pledge or transfer to the Company or a Restricted Subsidiary) and (y) any transaction pursuant to which any Restricted Subsidiary that has Debt owing from the Company or another Restricted Subsidiary ceases to be a Restricted Subsidiary, will, in each case, be deemed to be an Incurrence of such Debt not permitted by this paragraph (e);

(f)	guarantees of the Notes;

(g)	the Incurrence by the Company or any Restricted Subsidiary of Debt represented by Capitalized Lease Obligations, mortgage financings, purchase money obligations or other Debt Incurred or assumed in connection with the acquisition, lease, rental or development and improvement of real or personal, movable or immovable, property or assets, in each case, Incurred for the purpose of financing or refinancing all or any part of the purchase price, lease expense or cost of construction or improvement of property plant or equipment used in the Company’s or any Restricted Subsidiary’s business (including any reasonable related fees or expenses Incurred in connection with such acquisition or development); provided that the principal amount of such Debt so Incurred when aggregated with other Debt previously Incurred in reliance on this paragraph (g) and still outstanding shall not in the aggregate exceed the greater of: (i) €60.0 million; and (ii) 6 per cent of Total Assets; provided, further, that such Debt exists prior to or on the date of such acquisition, lease, rental or development and improvements or is created within 270 days thereafter;

(h)	the Incurrence by the Company or any Restricted Subsidiary of Debt arising from agreements providing for guarantees, indemnities or obligations in respect of amounts or other purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock, other than guarantees or similar credit support given by the Company or any Restricted Subsidiary of Debt Incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Debt permitted pursuant to this paragraph (h) shall at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value), actually received from the sale of such assets;

(i)	the Incurrence by the Company or any Restricted Subsidiary of Debt under Hedging Agreements entered into in the ordinary course of business and not for speculative purposes;

(j)	the Incurrence by the Company or any Restricted Subsidiary of Debt in respect of workers’ compensation and claims arising under similar legislation, or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

(k)	the Incurrence of Debt by the Company or any Restricted Subsidiary arising from (i) the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that such Debt is extinguished within 5 business days of Incurrence, (ii) bankers’ acceptances, performance, surety, judgment, appeal or similar bonds, instruments or obligations and (iii) completion guarantees provided or letters of credit obtained by the Company or any Restricted Subsidiary in the ordinary course of business;

(l)	the Incurrence by the Company or any Restricted Subsidiary of Permitted Refinancing Debt in exchange for or the Net Cash Proceeds of which are used to refund, replace or refinance Debt Incurred by it pursuant to, or described in, paragraphs 1.1, 1.2(c), (d), (l) and (u) of this Section 1, as the case may be;

(m)	customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(n)	Management Advances;

(o)	any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(p)	the guarantee by the Company or any Restricted Subsidiary of Debt that was permitted to be incurred by another provision of this covenant; provided that if the Debt being guaranteed is subordinated to or pari passu with Debt incurred under this Agreement or is unsecured, then the guarantee shall be subordinated or pari passu or unsecured to the same extent as the Debt guaranteed;

(q)	without limiting Section 3 (Limitation on Liens), Debt arising by reason of any Lien granted by or applicable to such Person securing Debt of the Company or any Restricted Subsidiary so long as the Incurrence of such Debt is permitted under the terms of this Agreement;

(r)	Debt consisting of (i) the financing of insurance premiums, (ii) take or pay obligations contained in supply agreements or (iii) rental guarantees, in each case, in the ordinary course of business;

(s)	guarantees of the obligations of Qualified Joint Ventures at any time outstanding not exceeding the greater of €25.0 million and 3 per cent of Total Assets in aggregate principal amount;

(t)	(x) the Incurrence of Debt by the Company or any Restricted Subsidiary to finance an acquisition or (y) Acquired Debt; provided that, after giving pro forma effect to such acquisition, (i) the Company would have been able to incur €1.00 of additional Debt pursuant to paragraph 1.1 of this Section 1 or (ii) the Consolidated Fixed Charge Coverage Ratio for the most recent four full fiscal quarters for which financial statements are available would be no less than immediately prior to such acquisition and incurrence; and

(u)	the Incurrence of Debt by the Company or any Restricted Subsidiary (other than and in addition to Debt permitted under paragraphs 1.2(a) to (t) (inclusive) above) in an aggregate principal amount at any one time outstanding not to exceed €50.0 million.

1.3	For purposes of determining compliance with this Section 1, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt described in paragraphs (a) to (u) (inclusive) of paragraph 1.2 of this Section 1, or is entitled to be Incurred pursuant to paragraph 1.1 of this Section 1, the Company will be permitted to classify such item of Debt on the date of its Incurrence in any manner that complies with this Section 1. In addition, any item of Debt initially classified as Incurred pursuant to one of the categories of Permitted Debt described in paragraphs 1.21.2(a) and 1.2(c) to (u) (inclusive) of this Section 1, or entitled to be Incurred pursuant to paragraph 1.1 of this Section 1, may later be reclassified by the Company such that it shall be deemed as having been Incurred pursuant to such new paragraph or paragraph 1.1 of this Section 1 to the extent that such reclassified Debt could be Incurred pursuant to such new paragraph or paragraph 1.1 of this Section 1 at the time of such reclassification.

1.4	For purposes of determining compliance with any restriction on the Incurrence of Debt in Euros where Debt is denominated in a different currency, the amount of such Debt shall be the Euro Equivalent determined on the date of such determination; provided that if any such Debt denominated in a different currency is subject to a Currency Agreement (with respect to Euros) covering principal amounts payable on such Debt, the amount of such Debt expressed in Euros shall be adjusted to take into account the effect of such agreement. The principal amount of any Permitted Refinancing Debt Incurred in the same currency as the Debt being refinanced shall be the Euro Equivalent of the Debt being refinanced determined on the date such Debt being refinanced was initially Incurred. Notwithstanding any other provision of this Section 1, for purposes of determining compliance with this Section 1, increases in Debt solely due to fluctuations in the exchange rates of currencies shall not be deemed to exceed the maximum amount that the Company or a Restricted Subsidiary may Incur under this Section 1.

1.5	For purposes of determining any particular amount of Debt under this Section 1:

(a)	obligations in the form of letters of credit, guarantees or Liens, in each case supporting Debt otherwise included in the determination of such particular amount shall not be included;

(b)	any Liens granted pursuant to the equal and ratable provisions referred to in Section 3 (Limitation on Liens) shall not be treated as Debt; and

(c)	accrual of interest, accrual of dividends, the accretion or amortization of original issue discount or of accreted value, the obligation to pay commitment fees and the payment of interest or dividends in the form of additional Debt, shall not, in any case, be treated as Debt.

2.	Limitation on Restricted Payments

2.1	The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, take any of the following actions (each of which is a “Restricted Payment” and which are collectively referred to as “Restricted Payments”):

(a)	declare or pay any dividend on or make any distribution (whether made in cash, securities or other property) with respect to any of the Company’s or any Restricted Subsidiary’s Capital Stock (including, without limitation, any payment in connection with any merger, consolidation, amalgamation or other combination involving the Company or any Restricted Subsidiary) (other than to the Company or any Restricted Subsidiary) except for dividends or distributions payable solely in shares of the Company’s Qualified Capital Stock or in options, warrants or other rights to acquire such shares of Qualified Capital Stock;

(b)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger, consolidation, amalgamation or other combination), directly or indirectly, any shares of the Company’s Capital Stock or any Capital Stock of a Holding Company of the Company held by persons other than the Company or a Restricted Subsidiary or any options, warrants or other rights to acquire such shares of Capital Stock;

(c)	make any principal payment on, or repurchase, redeem defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or Stated Maturity, any Debt that is subordinated in right of payment to the Facility (other than intercompany Debt between the Company and any Restricted Subsidiary or among Restricted Subsidiaries); or

(d)	make any Investment (other than any Permitted Investment) in any Person.

If any Restricted Payment described above is not made in cash, the amount of the proposed Restricted Payment shall be the Fair Market Value of the asset to be transferred as at the date of transfer.

2.2	Notwithstanding paragraph 2.1 of this Section 2 above, the Company or any Restricted Subsidiary may make a Restricted Payment if, at the time of and after giving pro forma effect to such proposed Restricted Payment:

(a)	no Default or Event of Default has occurred and is continuing;

(b)	the Company could Incur at least €1.00 of additional Debt pursuant to the ratio set forth in paragraph 1.1(b) of Section 1 (Limitation on Debt); and

(c)	the aggregate amount of all Restricted Payments declared or made after the Issue Date, and after giving effect to any reductions required by paragraph 2.4 of this Section 2 below, does not exceed the sum of:

(i)	50 per cent of aggregate Consolidated Net Income on a cumulative basis during the period beginning on 1 January 2010 and ending on the last day of the Company’s last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a negative number, minus 100 per cent of such negative amount); plus

(ii)	the aggregate Net Cash Proceeds and the Fair Market Value of property or assets or marketable securities received by the Company after the Issue Date as equity capital contributions or from the issuance or sale (other than to any Subsidiary) of shares of the Company’s Qualified Capital Stock (including upon the exercise of options, warrants or rights) or warrants, options or rights to purchase shares of the Company’s Qualified Capital Stock (except, in each case to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock as set forth in paragraph 2.3(d) or (e) of this Section 2 below) (excluding the Net Cash Proceeds and the Fair Market Value of property or assets or marketable securities received from the issuance of the Company’s Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid); plus

(iii)	(x) the amount by which the Company’s Debt or Debt of any Restricted Subsidiary is reduced on the Company’s consolidated balance sheet after the Issue Date upon the conversion or exchange (other than by a Subsidiary) of such Debt into the Company’s Qualified Capital Stock and (y) the aggregate Net Cash Proceeds and the Fair Market Value of property or assets or marketable securities received after the Issue Date by the Company from the issuance or sale (other than to any Subsidiary) of Redeemable Capital Stock that has been converted into or exchanged for the Company’s Qualified Capital Stock, to the extent such Redeemable Capital Stock was originally sold for cash or Cash Equivalents, together with, in the case of both (x) and (y), the aggregate Net Cash Proceeds and the Fair Market Value of property or assets or marketable securities received by the Company at the time of such conversion or exchange (excluding the Net Cash Proceeds from the issuance of the Company’s Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid); plus

(iv)	(x) repurchases, redemptions or other acquisitions or retirements of any such restricted Investment, proceeds realized upon the sale or other disposition to a Person other than the Company or a Restricted Subsidiary of any such restricted Investment, repayments of loans or advances or other transfers of assets (including by way of dividend, distribution, interest payments or returns of capital) to the Company or any Restricted Subsidiary, less the cost of the disposition of such Investment and net of taxes, (y) if such Investment constituted a guarantee, an amount equal to the amount of such guarantee upon the full and unconditional release of such guarantee and (z) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary (as long as the designation of such Subsidiary as an Unrestricted Subsidiary was deemed a Restricted Payment), the Fair Market Value of the Company’s interest in such Subsidiary; plus

(v)	in the event that the Company or any Restricted Subsidiary makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary, an amount equal to the Fair Market Value of Company’s or such Restricted Subsidiary’s existing interest in such Person that was previously treated as a Restricted Payment.

2.3	Notwithstanding paragraphs 2.1 and 2.2 of this Section 2 above, the Company and any Restricted Subsidiary may take the following actions so long as (with respect to paragraphs (e), (f), (k), (l) and (m) below) no Default or Event of Default has occurred and is continuing:

(a)	the payment of any dividend within 60 days after the date of its declaration if at such date of its declaration such payment would have been permitted by the provisions of this Section 2;

(b)	cash payments in lieu of issuing fractional shares pursuant to the exchange or conversion of any exchangeable or convertible securities;

(c)	the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary of the Company held by any employee benefit plan of the Company or any of its Restricted Subsidiaries, any current or former officer, director, consultant, or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock may not exceed €2.0 million in any twelve-month period;

(d)	the repurchase, redemption or other acquisition or retirement for value of any shares of the Company’s Capital Stock or options, warrants or other rights to acquire such Capital Stock in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of the Company’s Qualified Capital Stock or options, warrants or other rights to acquire such Capital Stock;

(e)	the prepayment, repayment, purchase, repurchase, redemption, defeasance or other acquisition or retirement for value or payment of principal of any Debt that is subordinated in right of payment to the Facility in exchange for, or out of the Net Cash Proceeds of the issuance and sale (other than to a Subsidiary) of, shares of the Company’s Qualified Capital Stock;

(f)	the prepayment, repayment, purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Debt that is subordinated in right of payment to the Facility (other than Redeemable Capital Stock) in exchange for, or out of the Net Cash Proceeds of the Incurrence (other than to a Subsidiary) of, Permitted Refinancing Debt;

(g)	the declaration or payment of any dividend or distribution to holders of Capital Stock of a Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of greater value than the Company or such Restricted Subsidiary would receive on a pro rata basis;

(h)	the repurchase of Capital Stock deemed to occur upon the exercise of stock options with respect to which payment of the cash exercise price has been forgiven if the cumulative aggregate value of such deemed repurchases does not exceed the cumulative aggregate amount of the exercise price of such options received;

(i)	the declaration and payment of dividends to holders of any class or series of Redeemable Capital Stock issued in accordance with Section 1 (Limitation on Debt);

(j)	the purchase, repurchase, redemption, retirement or other acquisition for value of Capital Stock deemed to occur upon the exercise of stock options, warrants or other securities, if such Capital Stock represents a portion of the exercise price of such options, warrants or other securities;

(k)	(subject to compliance with paragraph (b) of Clause 9.2 (Change of control or sale of assets) of this Agreement) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Debt of the Company or any of its Restricted Subsidiaries pursuant to the section of the Indenture entitled “Change of Control” as in effect on the date of this Agreement; provided that all Notes validly tendered in connection with a Change of Control Offer (under and as defined in the Indenture) have been repurchased, redeemed or acquired for value;

(l)	any other Restricted Payment; provided that the total aggregate amount of Restricted Payments made under this paragraph 2.3(l) does not exceed €25.0 million; and

(m)	any Restricted Payment; provided that the Consolidated Leverage Ratio does not exceed 1.5 to 1.0 on a pro forma basis after giving effect to such Restricted Payment.

2.4	The actions described in paragraphs (a), (c), (g), (l) and (m) of paragraph 2.3 of this Section 2 above are Restricted Payments that shall be permitted to be made in accordance with paragraph 2.3 of this Section 2 but that shall reduce the amount that would otherwise be available for Restricted Payments under paragraph 2.2(c) of this Section 2 above.

3.	Limitation on Liens

3.1	The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind or assign or otherwise convey any right to receive any income, profits or proceeds on or with respect to any of the Company’s or any Restricted Subsidiary’s property or assets, including any shares or stock or Debt of any Restricted Subsidiary, whether owned at or acquired after the date of this Agreement, or any income, profits or proceeds therefrom (except for Permitted Liens).

4.	Limitation on Asset Sales

4.1	The Company shall not, and shall not permit any Restricted Subsidiary to, consummate any Asset Sale unless:

(a)	the consideration the Company or such Restricted Subsidiary receives for such Asset Sale is not less than the Fair Market Value of the assets sold (as determined by the Company’s Board of Directors);

(b)	at least 75 per cent of the consideration the Company or such Restricted Subsidiary receives in respect of such Asset Sale consists of:

(i)	cash (including any Net Cash Proceeds received from the conversion to cash within 90 days of such Asset Sale of securities, notes or other obligations received in consideration of such Asset Sale);

(ii)	Cash Equivalents (including any Net Cash Proceeds received from the conversion to cash within 90 days of such Asset Sale of securities, notes or other obligations received in consideration of such Asset Sale);

(iii)	the assumption by the purchaser of (x) the Company’s Debt or Debt of any Restricted Subsidiary (other than Debt that is subordinated in right of Payment to the Facility) as a result of which neither the Company nor any of the Restricted Subsidiaries remains obliged in respect of such Debt or (y) Debt of a Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Sale, if the Company and each other Restricted Subsidiary is released from any guarantee of such Debt as a result of such Asset Sale;

(iv)	Replacement Assets;

(v)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale; provided that the aggregate Fair Market Value of such Designated Non-cash Consideration, taken together with the Fair Market Value at the time of receipt of all other Designated Non-cash Consideration received pursuant to this paragraph (v), less the amount of Net Cash Proceeds previously realised in cash from prior Designated Non-cash Consideration does not exceed (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value) €20.0 million; or

(vi)	a combination of the consideration specified in paragraphs (i) to (v) (inclusive); and

(c)	the Company delivers an Officers’ Certificate to the Agent certifying that such Asset Sale complies with the provisions described in the foregoing paragraphs (a) and (b) of this Section 4.

4.2	If the Company or any Restricted Subsidiary consummates an Asset Sale, the Net Cash Proceeds of the Asset Sale, within 365 days of the consummation of such Asset Sale (or the Company or any such Restricted Subsidiary may enter into a binding commitment to so use; provided that such Net Cash Proceeds are so used within 180 days after the expiration of the aforementioned 365 day period), may be used by the Company or such Restricted Subsidiary to (a) permanently repay or prepay amounts outstanding under the Notes, the Existing SSRCF and/or the Existing Senior Secured RCF or, subject to paragraph (a) of Clause 9.11 (Restrictions), this Agreement in accordance with Clause 9.3 (Asset Sale Proceeds, Insurance Proceeds and Financing Proceeds); or (b) make a capital expenditure or to invest in any Replacement Assets.

Pending the final application of any such Net Cash Proceeds, the Company may temporarily reduce borrowings or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by the terms of this Agreement.

5.	[Reserved].

6.	Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

6.1	The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(a)	pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits;

(b)	pay any Debt owed to the Company or any other Restricted Subsidiary;

(c)	make loans or advances to the Company or any other Restricted Subsidiary; or

(d)	transfer any of its properties or assets to the Company or any other Restricted Subsidiary,

provided that (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (ii) the subordination of (including the application of any standstill requirements to) loans or advances made to the Company or any Restricted Subsidiary to other Debt Incurred by the Company or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

6.2	The provisions of paragraph 6.1 above shall not apply to:

(a)	encumbrances and restrictions imposed by this Agreement, the Notes, the Indenture, the Note Guarantees, the Existing SSRCF, the Existing Senior Secured RCF, the Intercreditor Agreement and the Transaction Security Documents;

(b)	encumbrances or restrictions contained in any agreement in effect on the date of this Agreement (other than an agreement described in another paragraph of this paragraph 6.2);

(c)	with respect to restrictions or encumbrances referred to in paragraph 6.1(d) above of this Section 6, encumbrances and restrictions: (i) that restrict in a customary manner the subletting, assignment or transfer of any properties or assets that are subject to a lease, license, conveyance or other similar agreement to which the Company or any Restricted Subsidiary is a party; and (ii) contained in operating leases for real property and restricting only the transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

(d)	encumbrances or restrictions contained in any agreement or other instrument of a Person or relating to assets acquired by the Company or any Restricted Subsidiary in effect at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(e)	encumbrances or restrictions contained in contracts for sales of Capital Stock or assets permitted by Section 4 (Limitation on Asset Sales) with respect to the assets or Capital Stock to be sold pursuant to such contract or in customary merger or acquisition agreements (or any option to enter into such contract) for the purchase or acquisition of Capital Stock or assets or any of the Company’s Subsidiaries by another Person;

(f)	encumbrances or restrictions imposed by applicable law or regulation or by governmental licenses, concessions, franchises or permits;

(g)	encumbrances or restrictions on cash or other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

(h)	customary limitations on the distribution or disposition of assets or property of a Restricted Subsidiary in joint venture agreements entered into the ordinary course of business and in good faith; provided that such encumbrance or restriction is applicable only to such Restricted Subsidiary; provided, further, that:

(i)	the encumbrance or restriction is not materially less favourable to the Finance Parties taken as a whole than is customary in comparable agreements (as determined in good faith by the Company); and

(ii)	the Company determines in good faith that any such encumbrance or restriction shall not materially affect the ability of the Company to make any payment under this Agreement;

(i)	in the case of paragraph 6.1(d) above of this Section 6, customary encumbrances or restrictions in connection with purchase money obligations, mortgage financings and Capitalized Lease Obligations for property acquired in the ordinary course of business;

(j)	any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements;

(k)	any encumbrance or restriction pursuant to an agreement or instrument effecting a refunding, replacement or refinancing of Debt Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement or instrument referred to in paragraphs (a), (b), or (d) of this paragraph 6.2 (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an agreement referred to in paragraphs (a), (b), or (d) of this paragraph 6.2; provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument taken as a whole are not materially less favorable to the Finance Parties taken as a whole than the encumbrances and restrictions contained in such agreements and instruments referred to in paragraphs (a), (b), or (d) of this paragraph 6.2 (as determined in good faith by the Company);

(l)

any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Debt permitted to be Incurred after the date of this Agreement pursuant to the provisions of Section 1 (Limitation on Debt): (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Finance Parties taken as a whole than the encumbrances and restrictions contained in the Initial Agreements (as determined in good faith by the Company); or (ii) if such encumbrance or restriction is not materially more disadvantageous to the Finance Parties than is customary in comparable financings (as determined in good faith by the Company) and either: (x) the Company determines that such encumbrance or restriction shall not materially affect the Company’s ability to make any payment under this Agreement as and when it comes due; or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Debt;

(m)	any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in paragraphs (k) and (l) of this paragraph 6.2; provided that such amendments, modifications, restatements, renewals, extension, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company’s Board of Directors, no more restrictive (taken as a whole) with respect to such encumbrances or restrictions than those contained in the encumbrances or restrictions prior to such amendment, modification, restatement, renewal, extension, increase, supplement, refunding, replacement or refinancing; or

(n)	with respect to restrictions or encumbrances referred to in paragraph 6.1(d) above, encumbrances or restrictions existing by reason of any Lien permitted under Section 3 (Limitations on Liens).

7.	Designation of Unrestricted and Restricted Subsidiaries

7.1	The Company’s Board of Directors may designate any Subsidiary (including newly acquired or newly established Subsidiaries) to be an “Unrestricted Subsidiary” only if:

(a)	no Default has occurred and is continuing at the time of or after giving effect to such designation;

(b)	the Company would be permitted to make an Investment at the time of designation (assuming the effectiveness of such designation) pursuant to Section 2 (Limitation on Restricted Payments) in an amount equal to the greater of (i) the net book value of the Company’s interest in such Subsidiary calculated in accordance with IFRS or (ii) the Fair Market Value of the Company’s interest in such Subsidiary;

(c)	the Company would be permitted under this Agreement to Incur at least €1.00 of additional Debt pursuant to the ratio set forth in paragraph 1.1(b) of Section 1 (Limitation on Debt) at the time of such designation (assuming the effectiveness of such designation);

(d)	such Subsidiary is not liable, directly or indirectly, with respect to any Debt, Lien or other obligation that, if in default, would result (with the passage of time or giving of notice or otherwise) in a default on any of the Company’s Debt or Debt of any Restricted Subsidiary;

(e)	such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the businesses of the Company and its Subsidiaries; and

(f)	such Subsidiary is a Person with respect to which neither the Company nor any Restricted Subsidiary has any direct or indirect obligation to:

(i)	subscribe for additional Capital Stock of such Person; or

(ii)	maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.

7.2	In the event of any such designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to Section 2 (Limitation on Restricted Payments) for all purposes of this Agreement in an amount equal to the greater of (i) the net book value of the Company’s interest in such Subsidiary calculated in accordance with IFRS or (ii) the Fair Market Value of the Company’s interest in such Subsidiary.

7.3	Neither the Company nor any Restricted Subsidiary shall at any time:

(a)	provide a guarantee of, or similar credit support to, any Debt of any Unrestricted Subsidiary (including of any undertaking, agreement or instrument evidencing such Debt); provided that the Company may pledge Capital Stock or Debt of any Unrestricted Subsidiary on a non-recourse basis as long as the pledgee has no claim whatsoever against the Company other than to obtain such pledged property, except to the extent permitted under Section 2 (Limitation on Restricted Payments);

(b)	be directly or indirectly liable for any Debt of any Unrestricted Subsidiary, except to the extent permitted under Section 2 (Limitation on Restricted Payments); or

(c)	be directly or indirectly liable for any other Debt that provides that the holder thereof may (upon giving notice, the lapse of time or both) declare a default thereof (or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity) upon the occurrence of a default with respect to any other Debt that is Debt of an Unrestricted Subsidiary (including any corresponding right to take enforcement action against such Unrestricted Subsidiary).

7.4	The Company’s Board of Directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary:

(a)	if no Default or Event of Default has occurred and is continuing at the time of, or shall occur and be continuing after giving effect to, such designation; and

(b)	unless such designated Unrestricted Subsidiary shall not have any Debt outstanding (other than Debt that would be Permitted Debt), immediately before and after giving effect to such proposed designation, and after giving pro forma effect to the Incurrence of any such Debt of such designated Unrestricted Subsidiary as if such Debt was Incurred on the date of its designation as a Restricted Subsidiary, the Company could Incur at least €1.00 of additional Debt pursuant to the ratio set forth in paragraph 1.1(b) of Section 1 (Limitation on Debt).

7.5	Any such designation as an Unrestricted Subsidiary or Restricted Subsidiary by the Company’s Board of Directors shall be evidenced to the Agent by filing a resolution of the Company’s Board of Directors with the Agent giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions, and giving the effective date of such designation. Any such filing with the Agent must occur within 45 days after the end of the Company’s fiscal quarter in which such designation is made (or, in the case of a designation made during the last fiscal quarter of the Company’s fiscal year, within 90 days after the end of such fiscal year).

8.	Certain Definitions

“Acquired Debt” means Debt of a Person:

(a)	existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with any Restricted Subsidiary; or

(b)	assumed in connection with the acquisition of assets from any such Person,

provided that, in each case, such Debt was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be.

Acquired Debt will be deemed to be Incurred on the date the acquired Person becomes a Restricted Subsidiary (or is merged into or consolidated with any Restricted Subsidiary) or the date of the related acquisition of assets from any Person.

“Additional Notes” means any additional Notes that may be issued under the Indenture after the date of this Agreement.

“Adjusted EBITDA” means, for any period, the sum of the operating profit (or loss) of the Company and the Restricted Subsidiaries for such period as determined in accordance with IFRS:

(a)	plus depreciation, amortization and impairment of assets (less reversal of such impairment);

(b)	plus share-based payments and charge (less income) attributable to a defined benefit pension scheme other than the current service costs attributable to the scheme;

(c)	plus exceptional general and administrative costs and material losses (less gains) of unusual or non-recurring nature;

(d)	less exceptional income; and

(e)	plus share of the profits of any non-consolidated Person (other than the Company or a Restricted Subsidiary) to the extent received in cash by the Company or a Restricted Subsidiary and (less the share of the losses of such non-consolidated Person to the extent funded in cash by the Company or a Restricted Subsidiary).

“Affiliate” means, with respect to any specified Person:

(a)	any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person;

(b)	any other Person that owns, directly or indirectly, 10 per cent or more of such specified Person’s Capital Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin; or

(c)	any other Person 10 per cent or more of the Voting Stock of which is beneficially owned or held, directly or indirectly by such specified Person.

For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Sale” means any sale, issuance, conveyance, transfer, lease (other than operating leases) or other disposition (including, without limitation, by way of merger, consolidation, amalgamation or other combination or sale and leaseback transaction) (collectively, a “transfer”), directly or indirectly, in one or a series of related transactions, of:

(a)	any Capital Stock of any Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Subsidiary);

(b)	all or substantially all of the properties and assets of any division or line of business of the Company or any Restricted Subsidiary; or

(c)	any other of the Company’s or any Restricted Subsidiary’s properties or assets.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(i)	any single transaction or series of related transactions that involves assets or Capital Stock having a Fair Market Value of less than €2.0 million;

(ii)	any transfer or disposition of assets by the Company to any Restricted Subsidiary, or by any Restricted Subsidiary to the Company or any Restricted Subsidiary and otherwise in accordance with the terms of this Agreement;

(iii)	any transfer or disposition of obsolete or permanently retired equipment or facilities or other assets that are no longer useful in the conduct of the Company’s and any Restricted Subsidiary’s business;

(iv)	sales or dispositions of receivables in any factoring transaction in the ordinary course of business;

(v)	any transfer or disposition of assets that is governed by Clause 9.2 (Change of control or sale of assets) of this Agreement;

(vi)	for the purposes of Section 4 (Limitation on Asset Sales) only, the making of a Permitted Investment or a Restricted Payment permitted under Section 2 (Limitation on Restricted Payments);

(vii)	the sale, lease, sublease, assignment or other disposition of any real or personal property or any equipment, inventory or other assets in the ordinary course of business;

(viii)	an issuance of Capital Stock by a Restricted Subsidiary to the Company or to another Restricted Subsidiary that is otherwise made in accordance with the terms of this Agreement;

(ix)	any transfer, termination, unwinding or other disposition of Hedging Agreements in the ordinary course of business and not for speculative purposes;

(x)	sales of assets received by the Company or any Restricted Subsidiary upon the foreclosure on a Lien granted in favour of the Company or any Restricted Subsidiary or any other transfer of title with respect to any secured investment in default;

(xi)	any disposition in connection with a Permitted Lien;

(xii)	the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims, in the ordinary course of business;

(xiii)	a sale and leaseback transaction with respect to any assets within 180 days of the acquisition of such assets;

(xiv)	a disposition of cash or Cash Equivalents; or

(xv)	disposition of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements.

“Average Life” means, as at the date of determination with respect to any Debt, the quotient obtained by dividing:

(a)	the sum of the products of:

(i)	the numbers of years from the date of determination to the date or dates of each successive scheduled principal payment of such Debt; multiplied by

(ii)	the amount of each such principal payment;

by

(b)	the sum of all such principal payments.

“Board of Directors” means:

(a)	with respect to any corporation (which includes, for the avoidance of doubt, the Company), the board of directors or managers of the corporation (which, in the case of any corporation having both a supervisory board and an executive or management board, shall be the executive or management board) or any duly authorized committee thereof;

(b)	with respect to any partnership, the board of directors of the general partner of the partnership or any duly authorized committee thereof;

(c)	with respect to a limited liability company, the managing member or members (or analogous governing body) or any controlling committee of managing members thereof; and

(d)	with respect to any other Person, the board or any duly authorized committee thereof or committee of such Person serving a similar function.

“Capital Stock” means, with respect to any Person, any and all shares, interests, partnership interests (whether general or limited), participations, rights in or other equivalents (however designated) of such Person’s equity, any other interest or participation that confers the right to receive a share of the profits and losses, or distributions of assets of, such Person and any rights (other than debt securities convertible into or exchangeable for Capital Stock), warrants or options exchangeable for, or convertible into, such Capital Stock, whether now outstanding or issued after the date of this Agreement.

“Capitalized Lease Obligation” means, with respect to any Person, any obligation of such Person under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed), which obligation is required to be classified and accounted for as a capital lease obligation under IFRS (as in effect on the date of this Agreement for purposes of determining whether a lease is a capital lease), and, for purposes of this Schedule 13, the amount of such obligation at any date will be the capitalized amount thereof at such date, determined in accordance with IFRS and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty. For the avoidance of doubt, obligations that are accounted for as operating lease arrangements for financial reporting purposes in accordance with IFRS as in effect on the date of this Agreement will not be Capitalized Lease Obligations.

“Cash Equivalents” means any of the following:

(a)	any evidence of Debt denominated in Euro, Sterling or US Dollars with a maturity of one year or less from the date of acquisition, issued or directly and fully guaranteed or insured by a member state (an “EU Member State”) of the European Union whose sole lawful currency on the date of this Agreement is the Euro, the government of the United Kingdom of Great Britain and Northern Ireland, the United States of America, any state thereof or the District of Columbia, Canada or any province of Canada, Norway or Switzerland or any agency or instrumentality thereof;

(b)	time deposit accounts, certificates of deposit, money market deposits or bankers’ acceptances denominated in Euro, Sterling or US Dollars with a maturity of one year or less from the date of acquisition issued by a bank or trust company organized in an EU Member State, the United Kingdom of Great Britain and Northern Ireland, Canada, Norway or Switzerland or any commercial banking institution that is a member of the U.S. Federal Reserve System, in each case having combined capital and surplus and undivided profits of not less than €500.0 million, whose long-term, unsecured, unsubordinated and unguaranteed debt has a rating, at the time any investment is made therein, of at least A or the equivalent thereof from S&P and at least A2 or the equivalent thereof from Moody’s;

(c)	commercial paper with a maturity of one year or less from the date of acquisition issued by a corporation that is not the Company’s or any Restricted Subsidiary’s Affiliate and which is incorporated under the laws of an EU Member State, United Kingdom of Great Britain and Northern Ireland, the United States of America or any state thereof and, at the time of acquisition, having a short-term credit rating of at least A-1 or the equivalent thereof from S&P or at least P-l or the equivalent thereof from Moody’s;

(d)	repurchase obligations with a term of not more than thirty days for underlying securities of the type described in paragraph (a) above, entered into with a financial institution meeting the qualifications described in paragraph (b) above; and

(e)	Investments in money market mutual funds substantially all of the assets of which constitute Cash Equivalents of the kind described in paragraphs (a) to (d) (inclusive) above.

“Consolidated Fixed Charge Coverage Ratio” of the Company means, for any period, the ratio of (1) Adjusted EBITDA to (2) Consolidated Interest Expense; provided that:

(a)	if the Company or any Restricted Subsidiary has Incurred any Debt since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio is an Incurrence of Debt or both, Consolidated Net Income and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Debt as if such Debt had been Incurred on the first day of such period and the discharge of any other Debt repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Debt as if such discharge had occurred on the first day of such period;

(b)	if, since the beginning of such period, the Company or any Restricted Subsidiary shall have made any Asset Sale, Consolidated Net Income for such period shall be reduced by an amount equal to the Consolidated Net Income (if positive) directly attributable to the assets which are the subject of such asset sale for such period, or increased by an amount equal to the Consolidated Net Income (if negative) directly attributable thereto, for such period and the Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Debt of the Company or of any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and the continuing Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Debt of such Restricted Subsidiary to the extent the Company and the continuing Restricted Subsidiaries are no longer liable for such Debt after such sale);

(c)	if, since the beginning of such period the Company or any Restricted Subsidiary (by merger, consolidation, amalgamation or other combination or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of an asset occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Consolidated Net Income and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Debt) as if such Investment or acquisition occurred on the first day of such period; and

(d)	if, since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Sale or any Investment or acquisition of assets that would have required an adjustment pursuant to paragraph (b) or (c) if made by the Company or a Restricted Subsidiary during such period, Consolidated Net Income and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such asset sale or Investment or acquisition occurred on the first day of such period, provided, however, the pro forma calculation of the Consolidated Fixed Charge Coverage Ratio shall not give effect to (i) any Debt incurred on the date of determination pursuant to the provisions described in paragraph 1.2 of Section 1 (Limitation on Debt) or (ii) the discharge on the date of determination of any Debt to the extent that such discharge results from the proceeds incurred pursuant to paragraph 1.2 of Section 1 (Limitation on Debt).

If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on such Debt shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Debt for a period equal to the remaining term of such Interest Rate Agreement).

“Consolidated Interest Expense” means, for any period, without duplication and in each case determined on a consolidated basis in accordance with IFRS, the sum of:

(a)	the Company’s and the Restricted Subsidiaries’ interest expense on loans, notes and capital leases for such period, plus, to the extent not otherwise included in interest expense on loans, notes and capital leases:

(i)	amortization of debt discount and original issue discount;

(ii)	the net payments made or received pursuant to Hedging Agreements (including amortization of fees and discounts);

(iii)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and similar transactions; and

(iv)	the interest portion of any deferred payment obligation and amortization of debt issuance costs; plus

(b)	the interest component of the Company’s and the Restricted Subsidiaries’ Capitalized Lease Obligations accrued and/or scheduled to be paid or accrued during such period other than the interest component of Capitalized Lease Obligations between or among the Company and any Restricted Subsidiary or between or among Restricted Subsidiaries; plus

(c)	the Company’s and the Restricted Subsidiaries non-cash interest expenses and interest that was capitalized during such period; plus

(d)	the interest expense on Debt of another Person to the extent such Debt is guaranteed by the Company or any Restricted Subsidiary or secured by a Lien on the Company’s or any Restricted Subsidiary’s assets, but only to the extent that such interest is actually paid by the Company or such Restricted Subsidiary; plus

(e)	cash and non-cash dividends due (whether or not declared) on the Company’s Redeemable Capital Stock and any Restricted Subsidiary’s Preferred Stock (to any Person other than the Company and any Restricted Subsidiary), in each case for such period.

“Consolidated Leverage” means, as of any date of determination, the sum of the total amount of Debt of the Company and its Restricted Subsidiaries, less cash and Cash Equivalents, in each case that would be stated on the balance sheet of the Company and its Restricted Subsidiaries on a consolidated basis on such date.

“Consolidated Leverage Ratio” means as at any date of determination, the ratio of:

(1) the Consolidated Leverage of the Company on such date, to

(2) the pro forma Adjusted EBITDA for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available, in each case with such pro forma adjustments to Debt and Adjusted EBITDA as are consistent with the pro forma adjustments set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“Consolidated Net Income” means, for any period, the Company’s and the Restricted Subsidiaries’ consolidated net income (or loss) for such period as determined in accordance with IFRS, adjusted by excluding (to the extent included in such consolidated net income or loss), without duplication:

(a)	the portion of net income (and the loss unless and to the extent funded in cash by the Company or a Restricted Subsidiary) of any Person (other than the Company or a Restricted Subsidiary), including Unrestricted Subsidiaries, in which the Company or any Restricted Subsidiary has an equity ownership interest, except that the Company’s or a Restricted Subsidiary’s equity in the net income of such Person for such period shall be included in such Consolidated Net Income to the extent of the aggregate amount of dividends or other distributions actually paid to the Company or any Restricted Subsidiary in cash dividends or other distributions during such period;

(b)	the net income (but not the loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is not at the date of determination permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its shareholders (other than restrictions (i) pursuant to this Agreement, (ii) contractual restrictions in effect on the date of this Agreement with respect to a Restricted Subsidiary, and other restrictions with respect to such Restricted Subsidiary that, taken as a whole, are not materially less favorable to the Finance Parties than such restrictions in effect on the date of this Agreement, and (iii) restrictions specified in paragraph 6.2(l) of Section 6;

(c)	net after-tax gains attributable to the termination of any employee pension benefit plan;

(d)	any restoration to net income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the date of this Agreement;

(e)	any net gain arising from the acquisition of any securities or extinguishment, under IFRS, of any Debt of such Person;

(f)	the net income attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(g)	any gains (but not losses) from currency exchange transactions not in the ordinary course of business;

(h)	the net gain (or loss) realized upon the sale or other disposition of any asset or disposed operations of the Company or any Restricted Subsidiary (including pursuant to a sale/leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by an Officer or the Board of Directors of the Company);

(i)	any extraordinary, exceptional, unusual or non-recurring gain, loss or charge;

(j)	any non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other provisions; and

(k)	any unrealized gains or losses in respect of Hedging Agreements or other derivative instruments or forward contracts or any ineffectiveness recognized in earnings related to a qualifying hedge transaction or the fair value or changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Hedging Agreements.

“Credit Facility” or “Credit Facilities” means, one or more debt facilities (including the Existing SSRCF (but not this Agreement)) or indentures, as the case may be, or commercial paper facilities with banks, insurance companies or other institutional lenders providing for revolving credit loans, term loans, notes, letters of credit or other forms of guarantees and assurances or other credit facilities or extensions of credit, including overdrafts, in each case, as amended, restated, modified, renewed, refunded, replaced, refinanced, repaid, increased or extended in whole or in part from time to time.

“Currency Agreements” means, in respect of a Person, any spot or forward foreign exchange agreements and currency swap, currency option or other similar financial agreements or arrangements designed to protect such Person against or manage exposure to fluctuations in foreign currency exchange rates.

“Debt” means, with respect to any Person, without duplication:

(a)	all liabilities of such Person for borrowed money (including overdrafts) or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities Incurred in the ordinary course of business;

(b)	all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments;

(c)	all reimbursement obligations of such Person in connection with any letters of credit, bankers’ acceptances, receivables facilities or other similar facilities;

(d)	all debt of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), which is due more than one year after its incurrence but excluding trade payables arising in the ordinary course of business;

(e)	all Capitalized Lease Obligations of such Person;

(f)	all obligations of such Person under or in respect of Hedging Agreements (the amount of any such obligation to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time);

(g)	all Debt referred to in (but not excluded from) the preceding paragraphs (a) to (f) (inclusive) of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt (the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or asset and the amount of the obligation so secured);

(h)	all guarantees by such Person of Debt referred to in this definition of any other Person;

(i)	all Redeemable Capital Stock of such Person valued at the greater of its voluntary maximum fixed repurchase price and involuntary maximum fixed repurchase price; and

(j)	Preferred Stock of any Restricted Subsidiary,

in each case to the extent it appears as a liability on the balance sheet in accordance with IFRS; provided that the term “Debt” shall not include: (i) non-interest bearing instalment obligations and accrued liabilities Incurred in the ordinary course of business that are not more than 90 days past due; (ii) anything accounted for as an operating lease in accordance with IFRS as at the date of this Agreement; (iii) any pension obligations of the Company or a Restricted Subsidiary; and (iv) Debt incurred by the Company or one of the Restricted Subsidiaries in connection with a transaction where (a) such Debt is borrowed from a bank or trust company incorporated in any member state of the European Union as of the date of this Agreement, or any commercial banking institution that is a member of the U.S. Federal Reserve System, in each case having a combined capital and surplus and undivided profits of not less than €500 million, whose debt has a rating immediately prior to the time such transaction is entered into, of at least A or the equivalent thereof by S&P and A2 or the equivalent thereof by Moody’s and (b) a substantially concurrent Investment is made by the Company or a Restricted Subsidiary in the form of cash deposited with the lender of such Debt, or a Subsidiary or affiliate thereof, in amount equal to such Debt.

For purposes of this definition, the “maximum fixed repurchase price” of any Redeemable Capital Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Debt will be required to be determined pursuant to this Agreement, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value will be determined in good faith by the Board of Directors of the issuer of such Redeemable Capital Stock; provided, that if such Redeemable Capital Stock is not then permitted to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such Redeemable Capital Stock as reflected in the most recent financial statements of such Person.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as “Designated Non-cash Consideration” pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Euro” or “€” means the lawful currency of the member states of the European Union that participate in the third stage of the European Economic and Monetary Union.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than Euro, at any time for the determination thereof, the amount of Euro obtained by converting such foreign currency involved in such computation into Euro at the spot rate for the purchase of Euro with the applicable foreign currency as published under “Currency Rates” in the section of The Financial Times entitled “Currencies, Bonds & Interest Rates” on the date two Business Days prior to such determination.

“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Company’s Board of Directors.

“guarantee” means, as applied to any obligation:

(a)	a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation; and

(b)	an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, by the pledge of assets and the payment of amounts drawn down under letters of credit.

“Hedging Agreements” means Currency Agreements, Interest Rate Agreements and Power Agreements.

“IFRS” means International Financial Reporting Standards as in effect from time to time.

“Incur” or “Incurrence” has the meaning given to such term under Section 1 (Limitation on Debt).

“Indenture” means the indenture between, inter alios, the Company, The Bank of New York Mellon, London Branch as original senior secured notes trustee and Barclays Bank PLC as security trustee dated July 3, 2013 (as may be amended and/or restated, supplemented or varied from time to time).

“Interest Rate Agreements” means, in respect of a Person, any interest rate protection agreements and other types of interest rate hedging agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) designed to protect such Person against or manage exposure to fluctuations in interest rates.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other similar obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions in consideration of Debt, Capital Stock or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS. If the Company or any Subsidiary of the Company sells or otherwise disposes of any equity interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the definition of Fair Market Value. The acquisition by Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of Section 2 (Limitation on Restricted Payments). Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means 3 July 2013.

“Lien” means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation, assignment for or by way of security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. A Person will be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

“Management Advances” means loans or advances made to, or guarantees with respect to loans or advances made to, directors, officers, employees or consultants of the Company or any Restricted Subsidiary for purposes of funding any such person’s purchase of Capital Stock of the Company or its Subsidiaries with the approval of the Board of Directors.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means:

(a)	with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of:

(i)	brokerage commissions and other fees and expenses (including, without limitation, fees and expenses of legal counsel, accountants, investment banks and other consultants) related to such Asset Sale;

(ii)	provisions for all taxes paid or payable, or required to be accrued as a liability under IFRS as a result of such Asset Sale;

(iii)	all distributions and other payments required to be made to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale; and

(iv)	appropriate amounts required to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve in accordance with IFRS against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers’ Certificate delivered to the Agent; and

(b)	with respect to any capital contributions, issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, or debt securities or Capital Stock that have been converted into or exchanged for Capital Stock as referred to under Section 2 (Limitation on Restricted Payments), the proceeds of such issuance or sale in the form of cash or Cash Equivalents, payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of attorney’s fees, accountant’s fees and brokerage, consultation, underwriting and other fees and expenses actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of thereof.

“Notes” means the EUR 625,000,000 6.00 per cent senior secured notes due 2020 of the Company issued under the Indenture as of the date of this Agreement and any Additional Notes.

“Note Guarantee” means any guarantee of the Company’s obligations under the Indenture and the Notes by any Restricted Subsidiary or any other Person in accordance with the provisions of the Indenture.

“Officers’ Certificate” means a certificate signed by two officers of (or such number of managing directors authorized to represent) the Company and delivered to the Agent.

“Permitted Business” means any business related, ancillary or complementary to the business of the Company and the Restricted Subsidiaries on the date of this Agreement.

“Permitted Debt” has the meaning given to such term under Section 1 (Limitation on Debt).

“Permitted Investments” means any of the following:

(a)	Investments in cash or Cash Equivalents;

(b)	intercompany Debt to the extent permitted under paragraph (e) of the definition of “Permitted Debt;”

(c)	Investments in: (i) the Company; (ii) a Restricted Subsidiary; or (iii) another Person if as a result of such Investment such other Person becomes a Restricted Subsidiary or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a Restricted Subsidiary;

(d)	Investments made by the Company or any Restricted Subsidiary as a result of or retained in connection with an Asset Sale permitted under or made in compliance with Section 4 (Limitation on Asset Sales) to the extent such Investments are non-cash proceeds permitted thereunder;

(e)	expenses or advances to cover payroll, travel entertainment, moving, other relocation and similar matters that are expected at the time of such advances to be treated as expenses in accordance with IFRS;

(f)	Investments in the Notes;

(g)	Investments existing, or made pursuant to legally binding commitments in existence, at the date of this Agreement and any Investment that amends, extends, renews, replaces or refinances an Investment existing on the date of this Agreement; provided that such new Investment is on terms and conditions no less favorable to the Company or the applicable Restricted Subsidiary than the Investment being amended, extended, renewed, replaced or refinanced;

(h)	Investments in Hedging Agreements permitted under paragraph 1.2(i) of Section 1 (Limitation on Debt);

(i)	loans and advances (or guarantees to third party loans, but not any forgiveness of such loans or advances) to directors, officers or employees of the Company or any Restricted Subsidiary made in the ordinary course of business and consistent with the Company’s past practices or past practices of the Restricted Subsidiaries, as the case may be, in an amount outstanding not to exceed at any one time €2.0 million;

(j)	Investments in a Person to the extent that the consideration therefor consists of the Company’s Qualified Capital Stock or the Net Cash Proceeds of the substantially concurrent issue and sale (other than to any Subsidiary) of shares of the Company’s Qualified Capital Stock; provided that the Net Cash Proceeds of such sale have been excluded from, and shall not have been included in, the calculation of the amount determined under paragraph 2.2(c)(ii) of Section 2 (Limitation on Restricted Payments);

(k)	(i) stock, obligations or securities received in satisfaction of judgments, foreclosure of liens or settlement of debts and (ii) any Investments received in compromise of obligations of such persons that were Incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(l)	Investments of the Company or the Restricted Subsidiaries described under item (iv) to the proviso to the definition of “Debt”;

(m)	lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business;

(n)	guarantees permitted to be incurred under Section 1 (Limitation on Debt);

(o)	pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 3 (Limitation on Liens);

(p)	Investments by the Company or any Restricted Subsidiary in Qualified Joint Ventures, the amount of which, measured by reference to the Fair Market Value of each such Investment on the day it was made, not to exceed the greater of €25.0 million or 3 per cent of Total Assets in the aggregate outstanding at any one time; and

(q)	other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this paragraph (q) that are at the time outstanding, not to exceed €30.0 million.

“Permitted Liens” means the following types of Liens:

(a)	Liens under the “Transaction Security Documents” as defined in the Existing Senior Secured RCF;

(b)	Liens under the “Transaction Security Documents” as defined in the Existing SSRCF;

(c)	Liens on any property or assets of a Restricted Subsidiary granted in favour of the Company or any Restricted Subsidiary;

(d)	any interest or title of a lessor under any Capitalized Lease Obligation and Liens to secure Debt (including Capitalized Lease Obligations) permitted by paragraph 1.2(g) of Section 1 (Limitation on Debt);

(e)	Liens arising out of conditional sale, title retention, consignment, deferred payment or similar arrangements for the sale or purchase of goods entered into by the Company or any Restricted Subsidiary in the ordinary course of business in accordance with the Company’s or such Restricted Subsidiary’s past practices prior to the date of this Agreement;

(f)	statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, employees, pension plan administrators or other like Liens arising in the ordinary course of the Company’s or any Restricted Subsidiary’s business and with respect to amounts not yet delinquent for more than 60 days or being contested in good faith by appropriate proceedings and for which a reserve or other appropriate provision, if any, as shall be required in conformity with IFRS shall have been made or Liens arising solely by virtue of any statutory or common law provisions relating to attorney’s liens or bankers’ liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(g)	Liens for taxes, assessments, government charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with IFRS shall have been made;

(h)	Liens Incurred or deposits made to secure the performance of tenders, bids or trade or government contracts, or to secure leases, statutory or regulatory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature Incurred in the ordinary course of business;

(i)	zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights-of-way, utilities, sewers, electrical lines, telephone lines, telegraph wires, restrictions, encroachments and other similar charges, encumbrances or title defects incurred in the ordinary course of business that do not in the aggregate materially interfere with in any material respect the ordinary conduct of the business of the Company and its Restricted Subsidiaries on the properties subject thereto, taken as a whole;

(j)	Liens arising by reason of any judgment, decree or order of any court so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(k)	Liens on property of, or on shares of Capital Stock or Debt of, any Person existing at the time such Person is acquired by, merged with or into or consolidated with any Restricted Subsidiary (or at the time the Company or a Restricted Subsidiary acquires such property, Capital Stock or Debt); provided that such Liens: (i) do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired or than those of the Person merged into or consolidated with the Restricted Subsidiary; and (ii) were created prior to, and not in connection with or in contemplation of, such acquisition, merger, consolidation, amalgamation or other combination;

(l)	Liens securing the Company’s or any Restricted Subsidiary’s obligations under Hedging Agreements permitted under paragraph 1.2(i) of Section 1 (Limitation on Debt) or any collateral for the Debt to which such Hedging Agreements relate;

(m)	Liens Incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or other insurance;

(n)	Liens Incurred in connection with any cash management program established in the ordinary course of business for the Company’s benefit or that of any Restricted Subsidiary in favour of a bank or trust company;

(o)	Liens made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any Restricted Subsidiary, including rights of offset and set-off;

(p)	any extension, renewal or replacement, in whole or in part, of any Lien; provided that any such extension, renewal or replacement shall be no more restrictive in any material respect than the Lien so extended, renewed or replaced and shall not extend in any material respect to any additional property or assets;

(q)	Liens securing Debt Incurred to refinance Debt that has been secured by a Lien permitted by this Agreement; provided that: (i) any such Lien shall not extend to or cover any assets not securing the Debt so refinanced; and (ii) the Debt so refinanced shall have been permitted to be Incurred;

(r)	purchase money Liens to finance property or assets of the Company or any Restricted Subsidiary acquired in the ordinary course of business; provided that: (i) the related purchase money Debt shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets so acquired; and (ii) the Lien securing such Debt shall be created within 90 days of any such acquisitions;

(s)	Liens Incurred by the Company or any Restricted Subsidiary with respect to obligations that do not exceed €50.0 million at any one time outstanding;

(t)	Liens resulting from escrow arrangements entered into in connection with the disposition of assets;

(u)	any right of refusal, right of first offer, option or other arrangement to sell or otherwise dispose of an asset of the Company or any Restricted Subsidiary;

(v)	any security arising under Dutch General Banking Terms and Conditions (Algemene Bankvoorwaarden) or the equivalent in any other jurisdiction of relevant banking or financing institutions in each case with whom the Company or a Restricted Subsidiary maintains a banking relationship in the ordinary course of business;

(w)	Liens to secure Senior Indebtedness;

(x)	Leases and subleases of assets (including real property) entered into in the ordinary course of business;

(y)	Liens existing as at the date of this Agreement; and

(z)	any Liens in connection with any bank account that is a blocked account with a bank that has provided a guarantee or other assurance against loss on behalf of the Company or a Restricted Subsidiary in respect of rental lease, supplier or stock payments.

“Permitted Refinancing Debt” means any renewals, extensions, substitutions, defeasances, discharges, refinancings or replacements (each, for purposes of this definition and paragraph 1.2(l) of Section 1 (Limitation on Debt), a “refinancing”) of any Debt of the Company or a Restricted Subsidiary or pursuant to this definition, including any successive refinancings, as long as:

(a)	such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of: (i) the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being refinanced; and (ii) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such refinancing;

(b)	the Average Life of such Debt is equal to or greater than the Average Life of the Debt being refinanced;

(c)	the Stated Maturity of such Debt is no earlier than the Stated Maturity of the Debt being refinanced; and

(d)	if the Debt being renewed, extended, substituted, defeased, discharged, refinanced or replaced is subordinated in right of payment to the Facility, such Permitted Refinancing Debt is subordinated in right of payment to the Facility on terms at least as favorable to the Lenders as those contained in the documentation governing the Debt being renewed, extended, substituted, defeased, discharged, refinanced or replaced.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Power Agreements” means, in respect of a Person, any type of hedging agreements designed to protect such Person against or manage exposure to fluctuations in power costs.

“Preferred Stock” means, with respect to any Person, Capital Stock of any class or classes (however designated) of such Person that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class of such Person, whether now outstanding or issued after the date of this Agreement and including, without limitation, all classes and series of preferred or preference stock of such Person.

“pro forma” means, with respect to any calculation made or required to be made pursuant to the terms of the Notes, a calculation made in good faith by the Company’s chief financial officer.

“Qualified Capital Stock” of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

“Qualified Joint Venture” means a joint venture that is not a Subsidiary of the Company or any of its Restricted Subsidiaries in which the Company or any of its Restricted Subsidiaries has a direct or indirect ownership interest and that is engaged in a Permitted Business.

“Redeemable Capital Stock” means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the Termination Date or is redeemable at the option of the holder thereof at any time prior to the Termination Date, or is convertible into or exchangeable for debt securities at any time prior to the Termination Date.

“Replacement Assets” means non-current properties and assets (including Capital Stock of a Person that is or becomes a Restricted Subsidiary and such Restricted Subsidiary is useful in the Company’s business or in that of the Restricted Subsidiaries or any and all businesses that in the good faith judgment of the Board of Directors of the Company are reasonably related) that replace the properties and assets that were the subject of an Asset Sale or non-current properties and assets that are useful in the Company’s business or in that of the Restricted Subsidiaries or any and all businesses that in the good faith judgment of the Board of Directors of the Company are reasonably related.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. and its successors.

“Senior Indebtedness” means any Debt of the Company or any Restricted Subsidiary outstanding under each of the Existing SSRCF, the Existing Senior Secured RCF, the Notes and any other Debt of the Company or any Restricted Subsidiary, unless the instrument under which such Debt is incurred expressly provides that it is pari passu or subordinated in right of payment to the Facility; provided that Senior Indebtedness shall not include:

(a)	any Debt Incurred in violation of this Agreement;

(b)	any obligation of the Company to any Restricted Subsidiary;

(c)	any liability for taxes owed or owing by the Company or any Restricted Subsidiary;

(d)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(e)	any Debt, guarantee or obligation that is expressly subordinated or junior in right of payment to the Facility; or

(f)	any Capital Stock.

“Stated Maturity” means, when used with respect to the Facility, the Termination Date, when used with respect to any Note or any instalment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such instalment of interest, respectively, is due and payable, and, when used with respect to any other debt, means the date specified in the instrument governing such debt as the fixed date on which the principal of such debt, or any instalment of interest thereon, is due and payable.

“Subsidiary” means, with respect to any Person:

(a)	a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person; and

(b)	any other Person (other than a corporation), including, without limitation, a partnership, limited liability company, business trust or joint venture, in which such Person, one or more Subsidiaries of such Person or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions).

“Total Assets” means the consolidated total assets of the Company and its Restricted Subsidiaries as shown on the most recent balance sheet (excluding the notes thereto) of the Company.

“Unrestricted Subsidiary” means:

(a)	any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary (as designated by the Company’s Board of Directors pursuant to Section 7 (Designation of Unrestricted and Restricted Subsidiaries)); and

(b)	any Subsidiary of an Unrestricted Subsidiary.

“Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the Board of Directors, managers or trustees (or Persons performing similar functions) of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

SCHEDULE 14

FORM OF EXTENSION NOTICE

From:	InterXion Holding N.V. as Borrower

To:	[ 🌑 ] as Agent

Dated:	[ 🌑 ]

Dear Sirs

InterXion Holding N.V. – Unsecured Subordinated Revolving Facility Agreement dated [ 🌑 ] 2018 (the “Agreement”)

1.	We refer to the Agreement. This is the Extension Notice. Terms defined in the Agreement have the same meaning in this Extension Notice unless given a different meaning in this Extension Notice.

2.	We wish to extend the term of the Facility, pursuant to Clause 8.2 (Extension of Facility) of the Agreement, to [insert date], being a date falling on or prior to the date falling twelve months after the Initial Termination Date.

3.	We confirm that no Default has occurred and is continuing or will result from the proposed extension.

4.	This Extension Notice is irrevocable.

Yours faithfully

authorised signatory for

InterXion Holding N.V.

SCHEDULE 15

FORM OF LENDER ACCESSION UNDERTAKING

To:	[ 🌑 ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below); and

From:     [Acceding Lender]

Dated:   [ 🌑 ]

Dear Sirs

InterXion Holding N.V. – Unsecured Subordinated Revolving Facility Agreement dated [ 🌑 ] 2018 (the “Facility Agreement”)

THIS UNDERTAKING is made on [date] by [insert full name of new Lender] (the “Acceding Lender”) in relation to the Facility Agreement. Terms defined in the Facility Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

The Acceding Lender is an Affiliate of a Lender and has become a provider of the Facility. In consideration of the Acceding Lender being accepted as a Lender for the purposes of the Facility Agreement, the Acceding Lender confirms, for the benefit of the parties to the Facility Agreement, that, as from [date], it intends to be party to the Facility Agreement as a Lender, and undertakes to perform all the obligations expressed in the Facility Agreement to be assumed by a Finance Party and agrees that it shall be bound by all the provisions of any Facility Agreement, as if it had been an original party to the Facility Agreement as a Lender.

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into on the date stated above.

Acceding Lender

[insert full name of Acceding Lender]

By:

Address:

Fax:

[Accepted by the Agent]

for and on behalf of

[insert full name of Agent]

Date:

SCHEDULE 16

FORM OF ANCILLARY FACILITY REQUEST

To:	[ 🌑 ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below); and

From:  InterXion Holding N.V.

Date:

InterXion Holding N.V. – Unsecured Subordinated Revolving Facility Agreement dated [ 🌑 ] 2018 (the “Facility Agreement”)

Dear Sirs

1.	We refer to the Facilities Agreement. This is an Ancillary Facility Request. Terms defined in the Facilities Agreement have the same meaning in this Ancillary Facility Request unless given a different meaning in this Ancillary Facility Request.

2.	We wish to establish an Ancillary Facility under the Facility on the following terms:

Proposed Borrower	InterXion Holding N.V.

Proposed Ancillary Commencement Date:	[ 🌑 ]

Proposed expiry date of the Ancillary Facility:	[ 🌑 ]

Proposed Type of Ancillary Facility:	[ 🌑 ]

Proposed Ancillary Lender:	[ 🌑 ]

Proposed Ancillary Commitment:	[ 🌑 ]

Proposed maximum amount of Ancillary Facility:	[ 🌑 ]

[If the Ancillary Facility is an overdraft facility comprising more than one account, its maximum gross amount (that amount being the “Designated Gross Amount”) and its maximum net amount (that amount being the “Designated Net Amount”)]

[ 🌑 ]

Proposed Currency of Ancillary Facility	Euro

3.	We confirm that each condition specified in Clause 7.2(b) (Availability) of the Facilities Agreement is satisfied on the date of this Ancillary Facility Request.

4.	A copy of the proposed Ancillary Document will follow.

5.	This Ancillary Facility Request is irrevocable.

Yours faithfully

Authorised signatory for

InterXion Holding N.V.

SCHEDULE 17

FORM OF AFFILIATE ELECTION NOTICE

To:	[ 🌑 ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below); and

To:	InterXion Holding N.V.

From: [THE RELEVANT LENDER] (the “Lender”)

Date:	[ 🌑 ]

InterXion Holding N.V. – Unsecured Subordinated Revolving Facility Agreement dated [ 🌑 ] 2018 (the “Facility Agreement”)

1.	We refer to the Agreement. This is an Affiliate Election Notice. Terms defined in the Agreement have the same meaning in this Affiliate Election Notice unless given a different meaning in this Affiliate Election Notice.

2.	We refer to Clause 1.6 (Affiliates of Lenders) of the Agreement. We may participate in Loans made to the Borrower by using our branch or Affiliate, [specify name of branch or Affiliate]. The Facility Office and address, fax number and attention details of [specify name of branch or Affiliate] are set out below:

Facility Office:

Address:

Fax Number:

Attention:

3.	This Affiliate Election Notice and any non-contractual obligations arising out of or in connection with it are governed by English law.

4.	This Affiliate Election Notice has been entered into on the date stated at the beginning of this Affiliate Election Notice.

[insert full name of Lender]

By:

Address:

Fax:

Accepted by the Agent

for and on behalf of

ABN AMRO Bank N.V.

Date:

SIGNATURES

The Company and the Borrower

INTERXION HOLDING N.V.

/s/ David C. Ruberg

By: David C. Ruberg

Title: CEO

[Signature Page to Subordinated Unsecured Revolving Facility Agreement]

ARRANGER

ABN AMRO BANK N.V.

/s/ M.P. Schümaker By: M.P. Schümaker Title: Director	/s/ G.J.H.J Boumans By: G.J.H.J Boumans Title: Director

[Signature Page to Subordinated Unsecured Revolving Facility Agreement]

ARRANGER

BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED

/s/ Justin Cheung

By: Justin Cheung

Title: VP

[Signature Page to Subordinated Unsecured Revolving Facility Agreement]

ORIGINAL LENDER

ABN AMRO BANK N.V.

/s/ M.P. Schümaker By: M.P. Schümaker Title: Director	/s/ G.J.H.J Boumans By: G.J.H.J Boumans Title: Director

[Signature Page to Subordinated Unsecured Revolving Facility Agreement]

ORIGINAL LENDER

BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED

/s/ Justin Cheung By: Justin Cheung Title: VP

[Signature Page to Subordinated Unsecured Revolving Facility Agreement]

AGENT

ABN AMRO BANK N.V.

/s/ A.G. Demmers-Cortés Tormo By: A.G. Demmers-Cortés Tormo Title: Proxy Holder	/s/ R.K. Sahadew-Ganpst By: R.K. Sahadew-Ganpst Title: Proxy Holder

[Signature Page to Subordinated Unsecured Revolving Facility Agreement]